MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis

BMO’s Chief Executive Officer and its Chief Financial Officer have signed a statement outlining management’s responsibility for financial information in the annual consolidated financial statements and Management’s Discussion and Analysis (MD&A). The statement, which can be found on page 120, also explains the roles of the Audit and Conduct Review Committee and Board of Directors in respect of that financial information.

The MD&A comments on BMO’s operations and financial condition for the years ended October 31, 2014 and 2013. The MD&A should be read in conjunction with our consolidated financial statements for the year ended October 31, 2014. The MD&A commentary is as of December 2, 2014. Unless otherwise indicated, all amounts are stated in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to generally accepted accounting principles (GAAP) mean IFRS.

Since November 1, 2011, BMO’s financial results have been reported in accordance with IFRS. Results for years prior to 2011 have not been restated and are presented in accordance with Canadian GAAP as defined at that time (CGAAP). As such, certain growth rates and compound annual growth rates (CAGR) may not be meaningful. On November 1, 2013, BMO adopted several new and amended accounting pronouncements issued by the International Accounting Standards Board. The consolidated financial statements for comparative periods in the fiscal years 2013 and 2012 have been restated. The impact of adoption is discussed in Note 1 on page 128 of the financial statements. Certain other prior year data has also been reclassified to conform with the current year’s presentation, including restatements arising from methodology changes and transfers of certain businesses between operating groups. See pages 42 and 43.

Index

27	Who We Are provides an overview of BMO Financial Group, explains the links between our financial objectives and our overall vision, and outlines “Reasons to Invest in BMO” along with relevant key performance data.
28	Enterprise-Wide Strategy outlines our enterprise-wide strategy and the context in which it is developed, as well as our progress in relation to our priorities.
29	Caution Regarding Forward-Looking Statements advises readers about the limitations and inherent risks and uncertainties of forward-looking statements.
30	Economic Developments and Outlook includes commentary on the Canadian, U.S. and international economies in 2014 and our expectations for 2015.
31	Value Measures reviews financial performance on the four key measures that assess or most directly influence shareholder return. It also includes explanations of non-GAAP measures, a reconciliation to their GAAP counterparts for the fiscal year, and a summary of adjusting items that are excluded from results to assist in the review of key measures and adjusted results.
31	Total Shareholder Return
32	Non-GAAP Measures
33	Summary Financial Results and Earnings per Share Growth
34	Return on Equity
34	Basel III Common Equity Tier 1 Ratio
35	2014 Financial Performance Review provides a detailed review of BMO’s consolidated financial performance by major income statement category. It also includes summaries of the impact of business acquisitions and changes in foreign exchange rates.
42	2014 Operating Groups Performance Review outlines the strategies and key priorities of our operating groups and the challenges they face, along with their strengths and value drivers. It also includes a summary of their achievements in 2014, their focus for 2015, and a review of their financial performance for the year and the business environment in which they operate.
42	Summary
44	Personal and Commercial Banking
45	Canadian Personal and Commercial Banking
48	U.S. Personal and Commercial Banking
51	BMO Wealth Management
54	BMO Capital Markets
57	Corporate Services, including Technology and Operations
58	Summary Quarterly Earnings Trends, Review of Fourth Quarter 2014 Performance and 2013 Financial Performance Review provide commentary on results for relevant periods other than fiscal 2014.

62	Financial Condition Review comments on our assets and liabilities by major balance sheet category. It includes a review of our capital adequacy and our approach to optimizing our capital position to support our business strategies and maximize returns to our shareholders. It also includes a review of off-balance sheet arrangements and certain select financial instruments.
62	Summary Balance Sheet
64	Enterprise-Wide Capital Management
69	Select Financial Instruments
70	Off-Balance Sheet Arrangements
71	Accounting Matters and Disclosure and Internal Control reviews critical accounting estimates and changes in accounting policies in 2014 and for future periods. It also outlines our evaluation of disclosure controls and procedures and internal control over financial reporting, and provides an index of disclosures recommended by the Enhanced Disclosure Task Force.
71	Critical Accounting Estimates
73	Changes in Accounting Policies in 2014
73	Future Changes in Accounting Policies
73	Transactions with Related Parties
73	Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting
74	Shareholders’ Auditors’ Services and Fees
75	Enhanced Disclosure Task Force
77	Enterprise-Wide Risk Management outlines our approach to managing key financial risks and other related risks we face.
78	Overview
78	Risks That May Affect Future Results
80	Framework and Risks
84	Credit and Counterparty Risk
91	Market Risk
95	Liquidity and Funding Risk
101	Operational Risk
102	Insurance Risk
102	Legal and Regulatory Risk
103	Business Risk
103	Model Risk
104	Strategic Risk
105	Reputation Risk
105	Environmental and Social Risk
106	Supplemental Information presents other useful financial tables and more historical detail.

Regulatory Filings

Our continuous disclosure materials, including our interim financial statements and interim MD&A, annual audited consolidated financial statements and annual MD&A, Annual Information Form and Notice of Annual Meeting of Shareholders and Management Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov. BMO’s Chief Executive Officer and its Chief Financial Officer certify the appropriateness and fairness of BMO’s annual and interim consolidated financial statements, MD&A and Annual Information Form, and the effectiveness of BMO’s disclosure controls and procedures and material changes in our internal control over financial reporting.

26	BMO Financial Group 197th Annual Report 2014

Who We Are

Established in 1817, BMO Financial Group is a highly diversified financial services provider based in North America. With total assets of $589 billion and more than 46,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and services to more than 12 million customers. We serve more than seven million customers across Canada through our Canadian retail arm, BMO Bank of Montreal. We also serve customers through our wealth management businesses: BMO Nesbitt Burns, BMO InvestorLine, BMO Private Banking, BMO Global Asset Management and BMO Insurance. BMO Capital Markets, our investment and corporate banking and trading products division, provides a full suite of financial products and services to North American and international clients. In the United States, BMO serves customers through BMO Harris Bank, based in the U.S. Midwest with more than two million retail, small business and commercial customers. BMO Financial Group conducts business through three operating groups: Personal and Commercial Banking, Wealth Management and BMO Capital Markets.

Our Financial Objectives

BMO’s medium-term financial objectives for certain important performance measures are set out below. We believe that we will deliver top-tier total shareholder return and meet our medium-term financial objectives by aligning our operations with, and executing on, our strategic priorities, along with our vision and guiding principle, as outlined on the following page. We consider top-tier returns to be top-quartile shareholder returns relative to our Canadian and North American peer group.

BMO’s business planning process is rigorous and considers the prevailing economic conditions, our risk appetite, our customers’ evolving needs and the opportunities available across our lines of business. It includes clear and direct accountability for annual performance that is measured against both internal and external benchmarks and progress toward our strategic priorities.

Over the medium term, our financial objectives on an adjusted basis are to achieve average annual earnings per share (adjusted EPS) growth of 7% to 10%, earn an average annual return on equity (adjusted ROE) of between 15% and 18%, generate average annual operating leverage of 2% or more and maintain strong capital ratios that exceed regulatory requirements. These objectives are key guideposts as we execute against our strategic priorities. Our operating philosophy is to increase revenues at rates higher than general economic growth rates, while limiting expense growth to achieve average annual adjusted operating leverage. In managing our operations, we balance current profitability with the need to both invest in our businesses for future growth and manage risk.

Reasons to Invest in BMO

•    Clear opportunities for growth across a diversified North American footprint:

¡    Large North American commercial banking business with
advantaged market share.

¡     Good momentum in our well-established Canadian Personal
and Commercial Banking business.

¡     Award-winning wealth franchise with strong growth opportunities in North America and select global markets.

¡    Operating leverage across our U.S. businesses.

•    Strong capital position and an attractive dividend yield.

•    Focus on efficiency through core operations and technology integration, particularly for retail businesses across North America.

•    Industry-leading customer loyalty and a focus on customer experience to increase market share and drive revenue growth.

•    Committed to the highest standards of business ethics and
corporate governance.

As at and for the periods ended October 31, 2014 (%, except as noted)	1-year	5-year*	10-year*
Average annual total shareholder return	17.1	15.5	8.4
Compound growth in annual EPS	3.9	15.8	3.8
Compound growth in annual adjusted EPS	6.1	10.4	4.4
Average annual ROE	14.0	15.0	15.0
Average annual adjusted ROE	14.4	15.2	16.2
Compound growth in annual dividends declared per share	4.8	1.9	6.8
Dividend yield**	3.8	4.4	4.5
Price-to-earnings multiple**	12.8	11.8	12.8
Market value/book value ratio**	1.70	1.62	1.78
Common Equity Tier 1 Ratio (Basel III basis)	10.1	na	na
*	5-year and 10-year growth rates reflect growth based on CGAAP in 2009 and 2004, respectively, and IFRS in 2014.
**	1-year measure as at October 31, 2014. 5-year and 10-year measures are the average of year-end values.

na – not applicable

In Our Financial Objectives section above and the Enterprise-Wide Strategy and Economic Developments and Outlook sections that follow contain certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the Caution Regarding Forward-Looking Statements on page 29 of this MD&A for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in such sections.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

BMO Financial Group 197th Annual Report 2014	27

MANAGEMENT’S DISCUSSION AND ANALYSIS

Enterprise-Wide Strategy

Our Vision

To be the bank that defines great customer experience.

Our Guiding Principle

We aim to deliver top-tier total shareholder return and balance our commitments to financial performance, our customers and employees, the environment and the communities where we live and work.

Our Strategy in Context

Customers are redefining their expectations of the banking industry in real time. Amidst this change, we have evolved our brand position in the belief that money is personal, and a bank should be, too. Grounded in our vision, We’re here to help is a simple statement meant to inspire and guide what we do every day. We aim to help customers feel valued, understood and confident in the decisions they make.

Our strategic priorities have proven to be robust in the midst of evolving expectations, strong competitive activity and continued market uncertainty. We believe that the strength of our business model, balance sheet, risk management framework and leadership team, along with the advantages offered by the scale of our consolidated North American platform, will continue to generate sustainable growth and help us deliver on our vision and brand promise.

Our commitment to stakeholders is evident in our focus on delivering an industry-leading customer experience, managing revenue and expenses to achieve our financial goals, and maintaining a prudent approach to risk management. We are making good progress on our enterprise strategic priorities, with select accomplishments outlined below, as well as on our group strategies, detailed in the 2014 Operating Groups Performance Review, which starts on page 42.

Our Priorities and Progress

1.	Achieve industry-leading customer loyalty by delivering on our brand promise.
•	Developed capabilities in digital banking and investing to help customers in new and innovative ways:
[o]	Refreshed our public websites, bmo.com and bmoharris.com, with a brand-aligned user interface and updated navigation, enabling customers to get the help and information they need.
[o]

Enhanced our Canadian mobile banking application with a simple interface and new capabilities, including allowing customers to send Interac® e-Transfers and book branch appointments anywhere, anytime. The updated application has been well received by customers, and the number of mobile transactions has nearly doubled over the past year.

[o]	Became the first Canadian bank to give customers the ability to transfer money between Canadian and U.S. dollar accounts through our Canadian mobile banking application.
[o]

Launched an integrated Personal Banking and InvestorLine tablet application with enhanced functionality, allowing customers to seamlessly access banking and investing services online through a single secure channel.

[o]	Added automated banking machine (ABM) cheque image capture capability at more than 500 ABMs in the United States.
[o]	In Illinois, launched BMO Harris Healthy CreditTM, an innovative service offering that educates customers about their credit scores when they open an account.
•	Sponsored a variety of financial education and home ownership workshops throughout our U.S. market as part of the Federal Reserve Bank’s Money Smart Week.
•	Across North America, sponsored the second annual Talk With Our Kids About Money Day, offering tools and resources to raise financial awareness among children.
•

Enhanced our customer loyalty measurement program to provide a deeper understanding of loyalty drivers and more timely measurement at both a full relationship and transaction level, allowing us to continue improving our customers’ experience.

•

In Wealth Management, launched a new webpage designed to educate and recruit women for investment advisory careers, making BMO the first Canadian financial institution to offer a website focused exclusively on educating women about opportunities within the financial services industry.

•

Continued to develop new products designed to respond to clients’ emerging needs, including the launch of seven new exchange traded funds (ETFs) this year. Assets under management in our ETF line of business have grown to over $17 billion, a 45% increase over last year.

•

Recognized with awards across our groups, including Best Wealth Management in Canada, 2014 (Global Banking and Finance Review), Best Private Bank in Canada, 2014 (World Finance Magazine and Global Banking and Finance Review), Best Full-Service Investment Advisory in Canada (Global Banking and Finance Review), 2014 Greenwich Quality Leader for Canadian Fixed Income Research, Canadian Equity Sales, Canadian Equity Research and Analyst Service, Canadian Mergers & Acquisitions and Canadian Equity Capital Markets (Greenwich Associates) and World’s Best Metals & Mining Investment Bank (Global Finance) for the fifth consecutive year.

2.	Enhance productivity to drive performance and shareholder value.

Although we did not have positive operating leverage this year, we made significant progress on a range of productivity initiatives as follows:

•	In Personal and Commercial Banking (P&C), we continued to make improvements to our processes, enabling front-line employees to add new customers and strengthen existing relationships:
[o]

In Canadian P&C, implemented a new commercial lending platform, enabling consistent process execution and a better customer experience. Also completed the migration of retail credit card accounts to a better platform providing new functionality, including enhanced risk management capabilities.

[o]	In U.S. P&C, enhanced training for our treasury sales force, which resulted in productivity gains of 22% for commercial banking and 53% for business banking, compared to the prior year.
[o]

In Canadian P&C, our leads management engine continued to provide our customers with relevant and timely offers and services, increasing share of wallet and contributing to the personal banking revenue growth achieved in 2014.

[o]	In Canadian P&C, expanded relationships with our customers and streamlined organizational structures and processes, resulting in continued strong volume growth and greater sales force productivity.

28	BMO Financial Group 197th Annual Report 2014

•	Reviewed our cost structure to find greater efficiency:
[o]	Continued to roll out new branch formats offering smaller, more flexible and more cost-effective points of distribution across North America.
[o]	Improved technological and analytical capabilities, which in turn improved oversight and management of BMO’s procurement expenses, including travel, recruitment and print services.
•	Grew our distribution capacity:
[o]	Continued to build sales capacity in our North American branch network, opening or upgrading more than 130 branches and expanding our ABM network.
[o]

Improved online sales processes, resulting in greater sales volumes on our online channel. Online retail banking sales levels across Canada and the United States are now equivalent to sales at over 120 branches.

3.	Leverage our consolidated North American platform to deliver quality earnings growth.
•	Continued to develop consolidated North American capabilities and platforms in priority areas:
[o]	Developed consistent branding in Canadian and U.S. P&C businesses, building on common customer insights and changing expectations of the banking industry.
[o]	Maintained key North-South leadership mandates to achieve greater consistency and eliminate duplication.
•	Continued to expand our business and capabilities in the United States:
[o]

In Premier Services, our mass affluent client service model placed more than 100 banker-advisor teams in markets across the country. This program provides clients with personalized, holistic financial solutions.

[o]	Increased total sales generated per mortgage banker by 37% through enhanced coaching focused on the realtor and purchase business and a more effective approach to the credit approval process.
[o]	Posted our best ever investment banking performance in the United States, with record revenue performance for Mergers & Acquisitions, Acquisitions & Divestitures and Equity Capital Markets.
•

Introduced compelling offers in Canada that increased sales and established and strengthened client relationships, including the BMO World Elite MasterCard UPGRADE, our Spring Home Financing and Summer Everyday Banking campaigns.

4.	Expand strategically in select global markets to create future growth.
•

Completed the acquisition of F&C Asset Management plc (F&C). This acquisition strengthens the position of BMO Global Asset Management as a globally significant money manager, adding scale, capabilities and resources to its asset management platform and providing attractive cross-selling opportunities.

•	Ranked among Top 20 global investment banks, and 13th-largest investment bank in North and South America based on fees by Thomson Reuters.
•	Expanded our Capital Markets footprint in London, the hub of our Europe, Middle East and Africa activity, supporting our focused leadership expertise and enhancing our ability to execute global deals.
•	Added Trade Finance capabilities in Hong Kong, further strengthening our overall Asia platform.

5.	Ensure our strength in risk management underpins everything we do for our customers.
•	Significantly reduced our U.S. impaired loan portfolio.
•	Received approval to use the Advanced Measurement Approach to manage operational risk.
•	Further embedded our risk culture across the enterprise with the rotation of more than 100 employees and executives across risk management and the operating groups.
•	Enhanced our risk appetite framework with stronger linkages to strategic planning, performance management and compensation.
•	Continued to develop our risk infrastructure to support the efficiency and effectiveness of risk management.

Factors That May Affect Future Results

As noted in the following Caution Regarding Forward-Looking Statements, all forward-looking statements and information, by their nature, are subject to inherent risks and uncertainties, both general and specific, which may cause actual results to differ materially from the expectations expressed in any forward-looking statement. The Enterprise-Wide

Risk Management section starting on page 77 describes a number of risks, including credit and counterparty, market, liquidity and funding, operational, insurance, legal and regulatory, business, model, strategic, reputation, environmental and social. Should our risk management framework prove ineffective, there could be a material adverse impact on our financial position.

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2015 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian, U.S. and international economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal or economic policy; the degree of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; and our ability to anticipate and effectively manage risks associated with all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please see the discussion in the Risks That May Affect Future Results section on page 78, and the credit and counterparty, market, liquidity and funding, operational, insurance, legal and regulatory, business, model, strategic, reputation, and environmental and social risk sections starting on page 84, which outline in detail certain of these key factors and risks that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Assumptions about the level of default and losses on default were material factors we considered when establishing our expectations regarding the future performance of the transactions into which our credit protection vehicle has entered. Among the key assumptions were that the level of default and losses on default would be consistent with historical experience. Material factors that were taken into account when establishing our expectations regarding the risk of future credit losses in our credit protection vehicle and risk of loss to Bank of Montreal included industry diversification in the portfolio, initial credit quality by portfolio, the first-loss protection incorporated into the structure and the hedges into which Bank of Montreal has entered.

Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. See the Economic Developments and Outlook section of this document.

BMO Financial Group 197th Annual Report 2014	29

MANAGEMENT’S DISCUSSION AND ANALYSIS

Economic Developments and Outlook

Economic and Financial Services Developments in 2014

After strengthening in 2013, the rate of economic growth in Canada improved further to approximately 2.4% in 2014. Despite continued weakness in the Eurozone economy and slower growth in China, Canadian exports picked up in response to stronger U.S. demand and a weaker Canadian dollar. In addition, rising energy output drove rapid growth in Alberta’s economy. Consumer spending remained robust, led by record numbers of motor vehicle sales, although elevated debt levels continued to curb personal loan growth. While housing markets strengthened in a few major cities, activity slowed or remained modest in most regions, keeping residential mortgage growth steady at approximately 5%. Household credit quality remained solid, with delinquency rates on credit card loans and residential mortgages trending below historical averages. Despite weaker business investment, commercial loan demand continues to grow at a healthy rate due to low interest rates and attractive financing conditions. Demand for non-residential mortgages has been supported by low commercial real estate vacancy rates. Personal deposit growth continued to moderate, in part reflecting depositors’ preference for higher-yielding assets and mutual funds. By contrast, a sharp increase in corporate profits supported business deposit growth. The unemployment rate fell to a six-year low of 6.5% in October, as employment growth picked up even as companies strove to improve productivity and competitiveness. Although inflation rose moderately, the Bank of Canada held its overnight interest rate target at 1% for a fourth consecutive year in response to weaker job growth. Longer-term interest rates declined, reflecting more aggressive monetary easing in the United States and lower interest rates in the Eurozone and Japan. In addition, geopolitical conflicts threaten to slow the global economy.

The rate of economic growth in the United States remained moderate at approximately 2.3% in 2014, largely as a result of severe winter weather in the first quarter, but rebounded strongly in the second quarter due to an upswing in motor vehicle sales and business spending. Demand for commercial credit and automotive financing strengthened and growth in consumer credit gained momentum. However, slower housing market activity, due in part to tighter mortgage lending rules, restrained residential loan demand growth. Employment growth was relatively strong, with the unemployment rate reaching a six-year low of 5.8% in October from 7.2% a year earlier. The Federal Reserve maintained its near-zero interest rate policy for a sixth consecutive year, but ended its long-standing program to purchase fixed income securities. Longer-term interest rates declined in response to expansionary monetary policies in Europe and Japan.

In the U.S. Midwest, which includes the six contiguous states in BMO’s U.S. footprint, the economy grew in line with the national average, supported by less restrictive fiscal policies, an upturn in business spending and continued expansion in the automobile and housing industries.

Economic and Financial Services Outlook for 2015

Economic growth in Canada is expected to reach 2.4% in the coming year, led by growth in exports in response to the strengthening U.S. economy and a weaker Canadian dollar. Improved exports are expected to support business spending and commercial loan growth, though lower oil prices will slow investment in the energy sector. High levels of household debt and expected moderate increases in interest rates will likely dampen consumer spending and housing market activity, restraining personal loan and mortgage demand. A firmer economy is expected to reduce the unemployment rate slightly further to 6.4% by the end of 2015 and prompt the Bank of Canada to raise interest rates in the fall. The Canadian dollar is projected to weaken moderately further due to the trade deficit and long-term interest rates that are higher in the United States than in Canada.

Economic growth in the United States is projected to reach 3% in 2015, lowering the unemployment rate to 5% by December 2015. Relatively low interest rates, lower gasoline prices, improved household finances and pent-up demand for automobiles should encourage a pickup in consumer spending and personal loan growth. Demand for residential mortgages will likely grow as housing affordability remains healthy. Lower vacancy rates for commercial and industrial properties should support growth in non-residential construction. An improving economy and easier credit conditions should continue to sustain growth in business investment and loans. The Federal Reserve is expected to raise the federal funds rate by the middle of 2015, resulting in moderate upward pressure on longer-term interest rates. Growth in the U.S. Midwest economy is expected to climb to 2.7% in 2015, supported by ongoing expansion in the automobile industry, continued strength in business spending and improved global demand.

Note: Data points are averages for the month, quarter or year, as appropriate. References to years are calendar years.

30	BMO Financial Group 197th Annual Report 2014

Value Measures

Total Shareholder Return

The average annual total shareholder return (TSR) is a key measure of shareholder value, and is confirmation that our strategic priorities drive value creation for our shareholders. Our one-year TSR of 17.1% and our five-year average annual TSR of 15.5% were strong, and both outperformed the comparable Canadian indices. Our three-year average annual TSR of 16.7% was also strong, outperforming the overall market return in Canada, despite being lower than the S&P/TSX Financial Services Index.

The table below summarizes dividends paid on BMO common shares over the past five years and the movements in BMO’s share price. An investment of $1,000 in BMO common shares made at the beginning of fiscal 2010 would have been worth $2,055 at October 31, 2014, assuming reinvestment of dividends, for a total return of 105.5%.

On December 2, 2014, BMO announced that the Board of Directors had declared a quarterly dividend payable to common shareholders of $0.80 per common share, an increase of $0.02 per share or 3% from the prior quarter and up $0.04 per share or 5% from a year ago. The dividend is payable February 26, 2015 to shareholders of record on February 2, 2015. We have increased our quarterly dividend declared three times over the past two years from $0.72 per common share for the first quarter of 2013. Dividends paid over a ten-year period have increased at an average annual compound rate of 7.3%.

Total Shareholder Return

For the year ended October 31	2014	2013	2012	2011	2010	3-year CAGR (1)	5-year CAGR (1)
Closing market price per common share ($)	81.73	72.62	59.02	58.89	60.23	11.5	10.3
Dividends paid ($ per share)	3.04	2.92	2.80	2.80	2.80	2.8	1.7
Dividend yield (%)	3.8	4.0	4.8	4.8	4.6	nm	nm
Increase (decrease) in share price (%)	12.5	23.0	0.2	(2.2)	20.3	nm	nm
Total annual shareholder return (%) (2)	17.1	28.8	5.2	2.4	26.4	16.7	15.5
(1)	Compound annual growth rate (CAGR) expressed as a percentage.
(2)	Total annual shareholder return assumes reinvestment of quarterly dividends and therefore does not equal the sum of dividend and share price returns in the table.
nm	– not meaningful

BMO Financial Group 197th Annual Report 2014	31

MANAGEMENT’S DISCUSSION AND ANALYSIS

Non-GAAP Measures

Results and measures in this MD&A are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items as set out in the following table. Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends, as well as comparisons with our competitors. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results.

(Canadian $ in millions, except as noted)	2014	2013	2012

Reported Results
Revenue	16,718	16,063	15,929
Provision for credit losses	(561)	(587)	(764)
Non-interest expense	(10,921)	(10,226)	(10,135)
Income before income taxes	5,236	5,250	5,030
Provision for income taxes	(903)	(1,055)	(874)
Net income	4,333	4,195	4,156
EPS ($)	6.41	6.17	6.10

Adjusting Items (Pre-tax) (1)
Credit-related items on the purchased performing loan portfolio (see below*)	–	406	407
Acquisition integration costs (2)	(20)	(251)	(402)
Amortization of acquisition-related intangible assets (3)	(140)	(125)	(134)
Decrease in the collective allowance for credit losses (4)	–	2	82
Run-off structured credit activities (5)	–	40	264
Restructuring costs (6)	–	(82)	(173)
Adjusting items included in reported pre-tax income	(160)	(10)	44

Adjusting Items (After tax) (1)
Credit-related items on the purchased performing loan portfolio (see below*)	–	250	251
Acquisition integration costs (2)	(16)	(155)	(250)
Amortization of acquisition-related intangible assets (3)	(104)	(89)	(96)
Decrease (increase) in the collective allowance for credit losses (4)	–	(9)	53
Run-off structured credit activities (5)	–	34	261
Restructuring costs (6)	–	(59)	(122)
Adjusting items included in reported net income after tax	(120)	(28)	97
Impact on EPS ($)	(0.18)	(0.04)	0.15

Adjusted Results
Revenue	16,718	15,372	14,866
Provision for credit losses	(561)	(357)	(470)
Non-interest expense	(10,761)	(9,755)	(9,410)
Income before income taxes	5,396	5,260	4,986
Provision for income taxes	(943)	(1,037)	(927)
Net income	4,453	4,223	4,059
EPS ($)	6.59	6.21	5.95
*Credit-related items on the purchased performing loan portfolio are comprised of the following amounts: (7)
Revenue (8)	–	638	783
Provision for credit losses		(232)	(376)
Increase in pre-tax income	–	406	407
Provision for income taxes	–	(156)	(156)
Increase in reported net income after tax	–	250	251

Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

(1)	Adjusting items in 2013 and prior years are included in Corporate Services with the exception of the amortization of acquisition-related intangible assets, which is charged to the operating groups. Acquisition integration costs in 2014 related to F&C are charged to Wealth Management.
(2)	Acquisition integration costs are included in non-interest expense.
(3)	These expenses were charged to the non-interest expense of the operating groups. Before and after-tax amounts for each operating group are provided on pages 44, 46, 49, 52 and 55.
(4)	In 2014, changes to the collective allowance include the impact of changes in the purchased performing portfolio. In 2013 and 2012, the impact of the purchased performing portfolio on the collective allowance is reflected in credit-related items.
(5)	Primarily comprised of valuation changes associated with these activities that are mainly included in trading revenues in non-interest revenue.
(6)	Restructuring charge to align our cost structure with the current and future business environment as part of a broader effort to improve productivity.
(7)	Effective the first quarter of 2014, Corporate Services adjusted results include credit-related items in respect of the purchased performing loan portfolio, including $238 million of revenue and $82 million of specific provisions for credit losses in 2014.
(8)	Recognition in net interest income of a portion of the credit mark on the purchased performing loan portfolio.

32	BMO Financial Group 197th Annual Report 2014

Summary Financial Results and Earnings per Share Growth

The year-over-year percentage change in earnings per share (EPS) and in adjusted EPS are our key measures for analyzing earnings growth. All references to EPS are to diluted EPS, unless indicated otherwise.

EPS was $6.41, up $0.24 or 4% from $6.17 in 2013. Adjusted EPS was $6.59, up $0.38 or 6% from $6.21 in 2013. Our three-year average annual adjusted EPS growth rate was 9%, in line with our current medium-term objective of achieving average annual adjusted EPS growth of 7% to 10%. EPS growth in both 2014 and 2013 reflected increased earnings. Adjusted net income available to common shareholders was 40% higher over the three-year period from the end of 2011, while the average number of diluted common shares outstanding increased 7% over the same period.

Net income was $4,333 million in 2014, up $138 million or 3% from the previous year. Adjusted net income was $4,453 million, up $230 million or 5%.

On an adjusted basis, there was good revenue growth in 2014. Higher revenues exceeded incremental costs, contributing to growth in net income. There were higher provisions for credit losses and a lower effective income tax rate in 2014.

There was strong adjusted net income growth in Canadian P&C and 3% growth in BMO Capital Markets and U.S. P&C on a U.S. dollar basis, with a modest decline in Wealth Management and lower results in Corporate Services.

Canadian P&C reported net income increased $202 million or 11% to $2,014 million, due to continued good revenue growth driven by strong loan and deposit growth, partially offset by higher expenses. Expenses rose primarily due to continued investment in the business, net of expense management. Canadian P&C results are discussed in the operating group review on page 45.

U.S. P&C adjusted net income increased $17 million or 3% to $636 million on a U.S. dollar basis. Lower provisions for credit losses were partially offset by lower revenue. The benefits of strong commercial loan growth were more than offset by the effects of lower net interest margin and reduced mortgage banking revenue. U.S. P&C results are discussed in the operating group review on page 48.

Wealth Management adjusted net income was $848 million, down $9 million or 1% from a year ago, as the prior year included a $121 million after-tax security gain. Adjusted net income in traditional wealth of $562 million decreased $34 million. Strong growth of $87 million, including the contribution from the acquired F&C business, was more than offset by the security gain in the prior year. Adjusted net income in insurance was $286 million, up $25 million or 9%. Wealth Management results are discussed in the operating group review on page 51.

BMO Capital Markets reported net income increased $35 million or 3% to $1,079 million. The increase reflected growth in revenue across both Investment and Corporate Banking and Trading Products, with good contribution from our U.S. businesses. This growth was partially offset by an increase in expenses. BMO Capital Markets results are discussed in the operating group review on page 54.

Corporate Services adjusted net loss for the year was $193 million, compared with an adjusted net loss of $133 million a year ago. Adjusted results decreased due to lower adjusted recoveries, primarily on the purchased credit impaired loan portfolio, partially offset by better adjusted revenues which included the purchased performing loan portfolio results. Corporate Services results are discussed in the operating group review on page 57.

Changes to reported and adjusted net income for each of our operating groups are discussed in more detail in the 2014 Operating Groups Performance Review, which starts on page 42.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

BMO Financial Group 197th Annual Report 2014	33

MANAGEMENT’S DISCUSSION AND ANALYSIS

Return on Equity

In 2014 we held higher levels of average common shareholders’ equity as a result of increased capital expectations for banks internationally. As a result, return on equity (ROE) was 14.0% in 2014 and adjusted ROE was 14.4%, compared with 14.9% and 15.0%, respectively, in 2013. There was an increase of $147 million in earnings ($239 million in adjusted earnings) available to common shareholders in 2014. Average common shareholders’ equity increased by $2.7 billion from 2013.

Return on Equity and Adjusted Return on Equity (Canadian $ in millions, except as noted)

For the year ended October 31	2014	2013	2012	2011*	2010*
Reported net income	4,333	4,195	4,156	3,114	2,810
Attributable to non-controlling interest in subsidiaries (1)	(56)	(65)	(74)	(73)	na
Preferred dividends	(120)	(120)	(136)	(146)	(136)
Net income available to common shareholders	4,157	4,010	3,946	2,895	2,674
Average common shareholders’ equity	29,680	26,956	24,863	19,145	17,980
Return on equity (%)	14.0	14.9	15.9	15.1	14.9
Adjusted net income available to common shareholders	4,277	4,038	3,849	3,056	2,780
Adjusted return on equity (%)	14.4	15.0	15.5	16.0	15.0

*2010 is based on CGAAP. 2011 has not been restated to reflect the new IFRS standards adopted in 2014.

(1)	Prior to 2011, non-controlling interest in subsidiaries was deducted in the determination of net income.
na	– not applicable

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

Basel III Common Equity Tier 1 Ratio

BMO’s Basel III Common Equity Tier 1 (CET1) Ratio is the last of our four key value measures. BMO’s CET1 Ratio is strong and exceeds the Office of the Superintendent of Financial Institutions Canada’s requirements for large Canadian banks. Our CET1 Ratio was 10.1% at October 31, 2014, compared to 9.9% at October 31, 2013. The CET1 Ratio increased by 20 basis points from the end of fiscal 2013 primarily due to higher capital, partially offset by the impact of the F&C acquisition and a moderate increase in risk-weighted assets.

34	BMO Financial Group 197th Annual Report 2014

2014 Financial Performance Review

This section provides a review of our enterprise financial performance for 2014 that focuses on the Consolidated Statement of Income included in our consolidated financial statements, which begin on page 123. A review of our operating groups’ strategies and performance follows the enterprise review. A summary of the enterprise financial performance for 2013 appears on page 61. This section contains adjusted results, which are non-GAAP and are disclosed in more detail in the Non-GAAP Measures section on page 32.

Highlights

•

Revenue increased $655 million or 4% in 2014 to $16,718 million. Adjusted revenue increased $1,346 million or 9% to $16,718 million. The increase was mainly due to revenue growth in Canadian P&C, Wealth Management and BMO Capital Markets, and continues to demonstrate the benefits of our diversified business mix and successful execution against our strategic priorities. The impact of the stronger U.S. dollar increased revenue growth by $310 million.

•

Revenue growth in Canadian P&C reflected strong loan and deposit growth. Wealth Management revenue increased $385 million or 11% to $3,833 million. Revenue growth was driven by increases across all the businesses and a contribution from the acquired F&C business, partly offset by a security gain in the prior year. BMO Capital Markets revenue growth was driven by higher net securities gains and increases in trading revenues, lending revenues and investment banking fees, particularly in our U.S. platform. U.S. P&C revenue decreased modestly on a U.S. dollar basis, as the benefits of strong commercial loan growth were more than offset by the effects of lower net interest margin and reduced mortgage banking revenue. Corporate Services adjusted revenues improved from the prior year.

•

Provisions for credit losses totalled $561 million in the current year, down from $587 million in 2013. Adjusted provisions for credit losses totalled $561 million, up from $357 million in 2013, primarily due to lower recoveries on the purchased credit impaired loan portfolio.

•

Adjusted non-interest expense increased $1,006 million or 10% to $10,761 million primarily due to continued investment in the business, higher employee-related costs, including severance, increased regulatory costs, the impact of the stronger U.S. dollar and the acquired F&C business.

•

The effective income tax rate in 2014 was 17.2%, compared with 20.1% in 2013. The adjusted effective income tax rate(1) was 17.5%, compared with 19.7% in 2013. The lower adjusted effective rate in 2014 was mainly attributable to higher tax-exempt income and a lower proportion of income from higher tax-rate jurisdictions.

(1)	The adjusted rate is computed using adjusted net income rather than net income in the determination of income subject to tax.

Impact of Business Acquisitions

BMO Financial Group has selectively acquired a number of businesses, as outlined in Note 12 on page 153 of the financial statements. These acquisitions increase revenues and expenses, affecting year-over-year comparisons of operating results. The adjacent table outlines the impact of these acquisitions on BMO’s adjusted revenue, non-interest expense and net income for 2014 and 2013 to assist in analyzing changes in results. The effect on adjusted net income includes the impact of provisions for credit losses and income taxes, which are not disclosed separately in the table.

For 2014, on an adjusted basis, the business acquisitions contributed $221 million of revenues, $178 million of non-interest expense and $34 million of net income.

Impact of Business Acquisitions on Adjusted Operating Results (1) (Canadian $ in millions)

For the year ended October 31	2014	2013
Total revenue	221	20
Non-interest expense (2)	178	32
Net income (loss)	34	(9)
(1)	Results for both 2014 and 2013 include the results of the acquired Asia-based wealth management business, which is part of our Wealth Management reporting segment, and the results of Aver Media LP, which is part of our Canadian P&C reporting segment. Results for 2014 also include the results of F&C Asset Management plc, which is part of our Wealth Management reporting segment.
(2)	Adjusted non-interest expense in 2013 includes acquisition and integration costs in respect of the acquired Asia-based wealth management business and Aver Media LP.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

BMO Financial Group 197th Annual Report 2014	35

MANAGEMENT’S DISCUSSION AND ANALYSIS

Foreign Exchange

The U.S. dollar was stronger compared to the Canadian dollar at October 31, 2014 than at October 31, 2013. BMO’s U.S.-dollar-denominated assets and liabilities are translated at year-end rates. The average exchange rate over the course of 2014, which is used in the translation of BMO’s U.S.-dollar-denominated revenues and expenses, was higher in 2014 than in 2013. Consequently, the Canadian dollar equivalents of BMO’s U.S.-dollar-denominated net income, revenues, expenses, provisions for (recoveries of) credit losses and income taxes in 2014 increased relative to the preceding year. The table below indicates average Canadian/U.S. dollar exchange rates in 2014, 2013 and 2012 and the impact of changes in the average rates on our U.S. segment results. At October 31, 2014, the Canadian dollar traded at $1.127 per U.S. dollar. It traded at $1.043 per U.S. dollar at October 31, 2013.

Changes in the exchange rate will affect future results measured in Canadian dollars and the impact on those results is a function of the periods in which revenues, expenses and provisions for (recoveries of) credit losses arise. If future results are consistent with results in 2014, each one cent increase (decrease) in the Canadian/U.S. dollar exchange rate, expressed in terms of how many Canadian dollars one U.S. dollar buys, would be expected to increase (decrease) the Canadian dollar equivalent of U.S.-dollar-denominated adjusted net income before income taxes for the year by $10 million in the absence of hedging transactions.

BMO may execute hedging transactions to mitigate the impact of foreign exchange rate movements on net income.

Effects of Changes in Exchange Rates on BMO’s Reported and Adjusted Results

(Canadian $ in millions, except as noted)	2014 vs. 2013	2013 vs. 2012
Canadian/U.S. dollar exchange rate (average)
2014	1.094
2013	1.024	1.024
2012		1.003

Effects on reported results
Increased net interest income	182	57
Increased non-interest revenue	143	39
Increased revenues	325	96
Increased recovery of (provision for) credit losses	(1)	4
Increased expenses	(252)	(75)
Increased income taxes	(15)	(8)
Increased reported net income	57	17

Effects on adjusted results
Increased net interest income	167	48
Increased non-interest revenue	143	39
Increased revenues	310	87
Increased recovery of credit losses	3	4
Increased expenses	(246)	(69)
Increased income taxes	(12)	(6)
Increased adjusted net income	55	16

Caution

This Foreign Exchange section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Revenue

Revenue increased $655 million or 4% in 2014 to $16,718 million.

Amounts in the rest of this Revenue section are stated on an adjusted basis.

Adjusted revenue increased $1,346 million or 9% to $16,718 million mainly due to growth in Canadian P&C, Wealth Management and BMO Capital Markets. The stronger U.S. dollar added $310 million or 2% to adjusted revenue growth. BMO analyzes revenue at the consolidated level based on GAAP revenues as reported in the financial statements, and on an adjusted basis. Consistent with our Canadian peer group, we analyze revenue on a taxable equivalent basis (teb) at the operating group level. The teb adjustments for 2014 totalled $476 million, up from $344 million in 2013.

Canadian P&C revenue increased $389 million or 6% due to strong loan and deposit growth.

Wealth Management revenue increased $385 million or 11% to $3,833 million. Revenue growth was driven by increases across all the businesses and a contribution from the acquired F&C business, partly offset by a security gain in the prior year.

BMO Capital Markets revenue increased $332 million or 10% to $3,724 million, driven by higher net securities gains and increases in trading revenues, lending revenues and investment banking fees, particularly in our U.S. platform. The stronger U.S. dollar increased revenue by $85 million.

U.S. P&C revenue decreased $45 million or 2% to $2,796 million on a U.S. dollar basis as the benefits of strong commercial loan growth were more than offset by the effects of lower net interest margin and reduced mortgage banking revenue.

Corporate Services adjusted revenues improved by $89 million or 18%, mainly due to the inclusion of purchased performing loan revenue, partially offset by a higher group teb offset.

Adjusted revenue excluded the portion of the credit mark recorded in net interest income on the purchased performing loan portfolio and income or losses from run-off structured credit activities for 2013 and 2012, which are recorded in Corporate Services, as discussed in the Non-GAAP Measures section on page 32.

Revenue and Adjusted Revenue (Canadian $ in millions, except as noted)

For the year ended October 31	2014	2013	2012	2011*	2010
Net interest income	8,461	8,677	8,937	7,474	6,235
Year-over-year growth (%)	(3)	(3)	20	20	12
Non-interest revenue	8,257	7,386	6,992	6,469	6,004
Year-over-year growth (%)	12	6	8	8	9
Total revenue	16,718	16,063	15,929	13,943	12,239
Year-over-year growth (%)	4	1	14	14	11
Adjusted net interest income	8,461	8,020	8,158	7,248	6,235
Year-over-year growth (%)	5	(2)	13	16	12
Adjusted non-interest revenue	8,257	7,352	6,708	6,494	6,004
Year-over-year growth (%)	12	10	3	8	–
Total adjusted revenue	16,718	15,372	14,866	13,742	12,239
Year-over-year growth (%)	9	3	8	12	6
*	Growth rates for 2011 reflect growth based on CGAAP in 2010 and IFRS in 2011. 2011 has not been restated to reflect the new IFRS standards adopted in 2014.

Taxable equivalent basis (teb) Revenues of operating groups are presented in our MD&A on a taxable equivalent basis (teb). The teb adjustment increases GAAP revenues and the provision for income taxes by an amount that would increase revenues on certain tax-exempt items to a level that would incur tax at the statutory rate, to facilitate comparisons. This adjustment is offset in Corporate Services.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

36	BMO Financial Group 197th Annual Report 2014

Net Interest Income

Net interest income for the year was $8,461 million, a decrease of $216 million or 3% from 2013. Adjusted net interest income of $8,461 million increased $441 million or 5%, due to volume growth, revenue from the purchased performing loan portfolio and the impact of the stronger U.S. dollar, partially offset by lower net interest margin. The impact of the stronger U.S. dollar increased adjusted net interest income by $167 million.

Adjusted net interest income excluded amounts related to the credit mark on the purchased performing loan portfolio in 2013 and 2012.

BMO’s average earning assets increased $43.6 billion or 9% in 2014, including a $13.5 billion increase as a result of the stronger U.S. dollar. There was strong growth in all of the operating groups.

The main drivers of BMO’s overall net interest margin are the individual group margins, changes in the magnitude of each operating group’s average earning assets and changes in net interest income in Corporate Services. Changes are discussed in the 2014 Operating Groups Performance Review section on page 42.

Table 5 on page 110 and Table 6 on page 111 provide further details on net interest income and net interest margin.

Net interest income is comprised of earnings on assets, such as loans and securities, including interest and dividend income and BMO’s share of income from investments accounted for using the equity method of accounting, less interest expense paid on liabilities, such as deposits.

Net interest margin is the ratio of net interest income to average earning assets, expressed as a percentage or in basis points.

Change in Net Interest Income, Average Earning Assets and Net Interest Margin

	Net interest income (teb)			Average earning assets			Net interest margin
	(Canadian $ in millions)		Change	(Canadian $ in millions)		Change	(in basis points)
For the year ended October 31	2014	2013	%	2014	2013	%	2014	2013	Change
Canadian P&C	4,772	4,526	5	183,947	171,285	7	259	264	(5)
U.S. P&C	2,488	2,327	7	66,565	58,369	14	374	399	(25)
Personal and Commercial Banking (P&C)	7,260	6,853	6	250,512	229,654	9	290	298	(8)
Wealth Management	560	558	1	21,169	19,399	9	265	287	(22)
BMO Capital Markets	1,179	1,202	(2)	223,677	202,960	10	53	59	(6)
Corporate Services, including Technology and Operations	(538)	(593)	(9)	33,428	33,178	1	nm	nm	nm
Total BMO adjusted	8,461	8,020	5	528,786	485,191	9	160	165	(5)
Adjusting items impacting net interest income	–	657	nm	na	na	na	nm	nm	nm
Total BMO reported	8,461	8,677	(3)	528,786	485,191	9	160	179	(19)

  na – not applicable

  nm – not meaningful

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

BMO Financial Group 197th Annual Report 2014	37

MANAGEMENT’S DISCUSSION AND ANALYSIS

Non-Interest Revenue (Canadian $ in millions)

				Change from 2013

For the year ended October 31	2014	2013	2012	(%)
Securities commissions and fees	934	846	825	10
Deposit and payment service charges	1,002	916	929	9
Trading revenues	949	849	1,025	12
Lending fees	680	603	544	13
Card fees	462	461	441	–
Investment management and custodial fees	1,246	971	967	28
Mutual fund revenues	1,073	832	665	29
Underwriting and advisory fees	744	659	600	13
Securities gains, other than trading	162	285	152	(43)
Foreign exchange, other than trading	179	172	153	4
Insurance income	503	445	335	13
Other	323	347	356	(7)
Total BMO reported	8,257	7,386	6,992	12
Total BMO adjusted	8,257	7,352	6,708	12

Non-Interest Revenue

Non-interest revenue, which comprises all revenues other than net interest income, was $8,257 million in 2014, an increase of $871 million or 12% from 2013. Adjusted non-interest revenue increased $905 million or 12%, with the majority of the growth driven by strong performance in Wealth Management and BMO Capital Markets, as well as good growth in Canadian P&C.

Investment management and custodial fees increased $275 million or 28% and mutual fund revenues increased $241 million or 29%, both due to growth in client assets and a contribution from the acquired F&C business.

Trading revenues increased $100 million or 12% and are discussed in the Trading-Related Revenues section that follows.

Securities commissions and fees increased $88 million or 10%. These revenues consist largely of brokerage commissions within Wealth Management, which account for about three-quarters of the total, and institutional equity trading commissions within BMO Capital Markets. In Wealth Management, securities commissions were up 9% due to growth in client assets, with BMO Capital Markets increasing 13% due to higher client activity.

Deposit and payment service charges increased $86 million or 9%, primarily due to growth in Canadian P&C.

Underwriting and advisory fees increased $85 million or 13% reflecting higher activity levels particularly in equity underwriting.

Lending fees increased $77 million or 13%, primarily due to strong growth in lending activity in BMO Capital Markets and in the Canadian P&C loan portfolio.

Insurance income increased $58 million or 13%, primarily due to the beneficial impact of changes in the approach to calculating the ultimate reinvestment rate less the impact of annual actuarial assumption changes.

Foreign exchange, other than trading increased by $7 million or 4%.

Securities gains decreased by $123 million or 43% due to a security gain in Wealth Management of $191 million in the prior year, partially offset by higher net securities gains in BMO Capital Markets.

Card fees were relatively unchanged from the prior year.

Other non-interest revenue includes various sundry amounts and decreased by $24 million or 7% from the prior year.

Adjusted non-interest revenue excluded the income or losses from run-off structured credit activities in 2013 and 2012, which were mainly included in trading revenues.

Table 3 on page 108 provides further details on revenue and revenue growth.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

38	BMO Financial Group 197th Annual Report 2014

Trading-Related Revenues

Trading-related revenues are dependent on, among other things, the volume of activities undertaken for clients who enter into transactions with BMO to mitigate their risks or to invest. BMO earns a spread or profit on the net sum of its client positions by profitably managing, within prescribed limits, the overall risk of the net positions. On a limited basis, BMO also earns revenue from principal trading positions.

Interest and non-interest trading-related revenues decreased $93 million or 9% from 2013. Adjusted trading-related revenues were $933 million in 2014, down $39 million or 4%. Interest rate trading-related revenues decreased $154 million or 32%, primarily due to decreased client activity in our fixed income businesses and the unfavourable impact from a funding valuation adjustment implemented in 2014. Foreign exchange trading-related revenues were up $71 million or 25% from 2013, primarily driven by increased client activity levels. Equities trading-related revenues increased $127 million or 25%, primarily due to increased activity with corporate and investor clients and a conducive market environment. Commodities trading-related revenues increased $3 million.

Nominal revenues from run-off structured credit activities in 2014, compared to $34 million in 2013, are included in other trading revenues in the adjacent table. Prior to 2014, these revenues were adjusting items and excluded from adjusted trading-related revenues.

The Market Risk section on page 91 provides more information on trading-related revenues.

Trading-related revenues include net interest income and non-interest revenue earned from on and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis. Trading-related revenues also include income (expense) and gains (losses) from both on-balance sheet instruments and interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.

Interest and Non-Interest Trading-Related Revenues (1)

(Canadian $ in millions) (taxable equivalent basis)				Change from 2013

For the year ended October 31	2014	2013	2012	(%)
Interest rates	325	479	449	(32)
Foreign exchange	356	285	269	25
Equities	626	499	413	25
Commodities	46	43	66	7
Other (2)	13	29	267	(55)
Total (teb)	1,366	1,335	1,464	2
Teb offset	433	309	234	40
Total	933	1,026	1,230	(9)
Reported as:
Net interest income	417	486	439	(14)
Non-interest revenue – trading revenues	949	849	1,025	12
Total (teb)	1,366	1,335	1,464	2
Teb offset	433	309	234	40
Total	933	1,026	1,230	(9)
Adjusted net interest income net of teb offset	(16)	157	209	(+100)
Adjusted non-interest revenue – trading revenues	949	815	741	16
Adjusted total	933	972	950	(4)
(1)	Trading-related revenues are presented on a taxable equivalent basis.
(2)	Includes nominal revenues from run-off structured credit activities in 2014 ($34 million in 2013; $284 million in 2012) and hedging exposures in BMO’s structural balance sheet. Prior to 2014, the structured credit revenues were adjusting items and excluded from adjusted trading-related revenues.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

BMO Financial Group 197th Annual Report 2014	39

MANAGEMENT’S DISCUSSION AND ANALYSIS

Provision for Credit Losses

The provision for credit losses (PCL) was $561 million in the current year, down from $587 million in 2013 and up from $357 million in 2013 on an adjusted basis. There were no adjusting items in the current year. The prior year included a $240 million specific provision on the purchased performing loan portfolio and a $10 million decrease in the collective allowance. The increase in adjusted PCL was due to a significant reduction in recoveries on the purchased credit impaired portfolio and provisions on the purchased performing loan portfolio, offset in part by reduced provisions in Canadian P&C and U.S. P&C.

PCL as a percentage of average net loans and acceptances declined to 0.19% in 2014 from 0.22% in 2013. This positive ratio trend reflects lower new provisions across both our consumer and commercial loan portfolios, compared to 2013.

On an operating group basis, most of our provisions relate to Personal and Commercial Banking. In Canadian P&C, PCL decreased by $31 million to $541 million in 2014, reflecting lower provisions in both the commercial and consumer portfolios. U.S. P&C PCL was $164 million, down $59 million from 2013, primarily reflecting better credit quality in the consumer loan portfolio. Wealth Management had a $3 million recovery in 2014, compared to a provision of $3 million in the previous year. BMO Capital Markets recorded a net recovery of $18 million, down from a net recovery of $36 million in the prior year. Corporate Services adjusted recoveries of credit losses of $123 million in 2014 were down from $405 million in 2013, primarily reflecting $158 million lower recoveries on the purchased credit impaired loan portfolio, provisions of $82 million on the purchased performing loan portfolio and $64 million higher provisions on the impaired real estate secured loan portfolio.

On a geographic basis, the majority of our provisions relate to our Canadian loan portfolio. Specific PCL in Canada and other countries (excluding the United States) was $527 million, compared to $566 million in 2013. Specific adjusted PCL in the United States was $34 million, down from a $209 million recovery in 2013, reflecting lower recoveries of credit losses on the purchased credit impaired loans and provisions on the purchased performing loan portfolio in 2014. Note 4 on page 136 of the financial statements provides PCL information on a geographic basis. Table 15 on page 118 provides further PCL segmentation information.

Provision for Credit Losses

For the year ended October 31 (Canadian $ in millions, except as noted)	2014	2013	2012
New specific provisions	1,413	1,636	1,859
Reversals of previously established allowances	(228)	(267)	(252)
Recoveries of loans previously written off	(624)	(772)	(846)
Specific provision for credit losses	561	597	761
Increase (decrease) in collective allowance	–	(10)	3
Provision for credit losses (PCL)	561	587	764
PCL as a % of average net loans and acceptances (annualized) (1)	0.19	0.22	0.31
(1) Certain ratios for 2012 were restated in the first quarter of 2013 to reflect the reclassified balance sheet presentation.

Provision for Credit Losses by Operating Group (1)

For the year ended October 31 (Canadian $ in millions)	2014	2013	2012
Canadian P&C	541	572	613
U.S. P&C	164	223	274
Personal and Commercial Banking	705	795	887
Wealth Management	(3)	3	22
BMO Capital Markets	(18)	(36)	6
Corporate Services, including T&O (2)
Impaired real estate loans	21	(43)	20
Interest on impaired loans	26	48	44
Purchased credit impaired loans	(252)	(410)	(509)
Purchased performing loans (2)	82	–	–
Adjusted provision for credit losses	561	357	470
Purchased performing loans (2)	–	240	291
Increase (decrease) in collective allowance	–	(10)	3
Provision for credit losses	561	587	764

(1)  Effective the first quarter of 2013, provisions in the operating groups are reported on an actual loss basis and interest on impaired loans is allocated to the operating groups. Results for prior periods have been restated accordingly.

(2)  Effective the first quarter of 2014, Corporate Services adjusted results include credit-related items in respect of the purchased performing loan portfolio. Further details are provided in the Non-GAAP Measures section on page 32.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

40	BMO Financial Group 197th Annual Report 2014

Non-Interest Expense

Non-interest expense increased $695 million or 7% to $10,921 million in 2014.

Amounts in the rest of this Non-Interest Expense section are stated on an adjusted basis, unless otherwise noted.

Adjusted non-interest expense excludes acquisition integration costs for certain significant acquisitions and amortization of acquisition-related intangible assets in 2014, 2013 and 2012, and restructuring costs in 2013 and 2012 to align our cost structure with the environment.

Adjusted non-interest expense increased $1,006 million or 10% to $10,761 million. Excluding the impact of the stronger U.S. dollar, adjusted non-interest expense increased by 8%.

The dollar and percentage changes in expense by category are outlined in the adjacent Adjusted Non-Interest Expense and Non-Interest Expense table. Table 4 on page 109 provides more detail on expenses and expense growth.

Performance-based compensation increased 13%, excluding the impact of the stronger U.S. dollar, in part due to acquisitions, with the remainder mainly driven by improved revenue in Wealth Management and BMO Capital Markets. Other employee compensation, which includes salaries, benefits and severance, increased 4%, excluding the impact of the stronger U.S. dollar, due to continued investment in the business and higher severance.

Premises and equipment costs increased $165 million or 9%, due to higher costs related to technology investments.

Other adjusted expenses increased $316 million or 14%, reflecting increases in legal and regulatory costs, professional fees and marketing costs.

BMO’s reported efficiency ratio increased by 160 basis points to 65.3% in 2014. The adjusted efficiency ratio increased by 90 basis points to 64.4%. The adjusted efficiency ratio excluding PBCAE(1) was 59.1% in 2014 compared to 60.4% in 2013.

Canadian P&C is BMO’s largest operating segment, and its reported efficiency ratio of 50.2% improved by 100 basis points mainly due to good revenue growth and disciplined cost management.

The adjusted efficiency ratio in Wealth Management increased by 480 basis points to 71.8%, mainly due to a security gain in the prior year and the settlement of a legal matter in 2014.

BMO Capital Markets reported efficiency ratio increased by 180 basis points to 63.2% as the rate of growth in revenue across both Investment and Corporate Banking and Trading Products was more than offset by the pace of growth on employee-related costs and increased support costs, both driven by a changing business and regulatory environment, as well as by stronger performance.

The adjusted efficiency ratio in U.S. P&C increased by 170 basis points to 63.4% primarily due to lower revenue.

Reported operating leverage was negative 2.7% in 2014 and adjusted operating leverage was negative 1.6%. We aim to improve efficiency and generate operating leverage by driving revenue growth through a strong customer focus and by maintaining disciplined cost management while making selective investments.

Examples of initiatives to enhance productivity are outlined in the 2014 Operating Groups Performance Review, which starts on page 42.

(1)	This ratio is calculated excluding insurance policyholder benefits, claims and acquisition expenses (PBCAE).

The efficiency ratio (or expense-to-revenue ratio) is a key measure of productivity. It is calculated as non-interest expense divided by total revenues (on a taxable equivalent basis in the operating groups), expressed as a percentage. The adjusted efficiency ratio is another key measure of productivity and is calculated in the same manner, utilizing adjusted revenue and expense.

Contribution to Growth in Adjusted Non-Interest Expense and Non-Interest Expense (%)

For the year ended October 31	2014	2013	2012
Significant businesses acquired	1.5	0.4	10.2
Canadian/U.S. dollar translation effect, excluding acquisitions	2.5	0.8	0.7
Other	6.3	2.5	0.4
Total adjusted non-interest expense growth	10.3	3.7	11.3
Impact of adjusting items	(3.5)	(2.8)	4.6
Total non-interest expense growth	6.8	0.9	15.9

Adjusted Non-Interest Expense and Non-Interest Expense (Canadian $ in millions, except as noted)

			Change from 2013
For the year ended October 31	2014	2013	2012	(%)
Performance-based compensation	1,939	1,682	1,641	15
Other employee compensation	4,294	4,026	3,710	7
Total employee compensation	6,233	5,708	5,351	9
Premises and equipment	1,908	1,743	1,719	9
Other	2,378	2,083	2,143	14
Amortization of intangible assets	242	221	197	10
Total adjusted non-interest expense	10,761	9,755	9,410	10
Adjusting items	160	471	725	(66)
Total non-interest expense	10,921	10,226	10,135	7
Adjusted non-interest expense growth (%)	10.3	3.7	11.3	na
Non-interest expense growth (%)	6.8	0.9	15.9	na
na – not applicable

Efficiency Ratio by Group (teb) (%)

For the year ended October 31	2014	2013	2012
Efficiency Ratio
Canadian P&C	50.2	51.2	50.8
U.S. P&C	65.6	64.3	64.0
Wealth Management	73.9	68.1	76.4
BMO Capital Markets	63.2	61.4	61.1
Total BMO	65.3	63.7	63.6
Adjusted Efficiency Ratio
Canadian P&C	50.1	51.0	50.7
U.S. P&C	63.4	61.7	60.8
Wealth Management	71.8	67.0	75.4
BMO Capital Markets	63.1	61.4	61.1
Total BMO	64.4	63.5	63.3

Caution

This Non-Interest Expense section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

BMO Financial Group 197th Annual Report 2014	41

MANAGEMENT’S DISCUSSION AND ANALYSIS

Provision for Income Taxes

The provision for income taxes reflected in the Consolidated Statement of Income is based upon transactions recorded in income, regardless of when such transactions are subject to taxation by tax authorities, with the exception of the repatriation of retained earnings from foreign subsidiaries, as outlined in Note 25 on page 171 of the financial statements.

Management assesses BMO’s consolidated results and associated provisions for income taxes on a GAAP basis. We assess the performance of the operating groups and associated income taxes on a taxable equivalent basis and report accordingly.

The provision for income taxes was $903 million in 2014, compared with $1,055 million in 2013. The reported effective tax rate in 2014 was 17.2%, compared with 20.1% in 2013. The adjusted provision for income taxes(1) was $943 million in 2014, compared with $1,037 million in 2013. The adjusted effective tax rate in 2014 was 17.5%, compared with 19.7% in 2013. The lower adjusted effective tax rate was mainly attributable to higher tax-exempt income and a lower proportion of income from higher tax-rate jurisdictions.

BMO partially hedges the foreign exchange risk arising from its foreign operations by funding the investments in a corresponding foreign currency. Under this program, the gain or loss on hedging and the unrealized gain or loss on translation of foreign operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities results in an income tax charge or credit in the current period, which is charged or credited to shareholders’ equity, while the associated unrealized gain or loss on the foreign operations does not incur income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuations in exchange rates from period to period. Hedging of the foreign operations has given rise to an income tax recovery in shareholders’ equity of $144 million for the year, compared with $146 million in 2013. Refer to the Consolidated Statement of Changes in Equity on page 126 of the financial statements for further details.

Table 4 on page 109 details the $1,505 million of total net government levies and income tax expense incurred by BMO in 2014. The decrease from $1,641 million in 2013 was primarily due to lower income tax expense.

(1)	The adjusted rate is computed using adjusted net income rather than net income in the determination of income subject to tax.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

2014 Operating Groups Performance Review

This section includes an analysis of the financial results of our operating groups and descriptions of their businesses, strategies, strengths, challenges, key value drivers, achievements and outlooks.

Personal and Commercial Banking (P&C) (pages 44 to 50)

Net income was $2,662 million in 2014, an increase of $269 million or 11% from 2013. Adjusted net income was $2,718 million, an increase of $265 million or 11%. Personal and Commercial Banking is comprised of two operating segments: Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C).

Wealth Management (pages 51 to 53)

Net income was $785 million in 2014, a decrease of $45 million or 5% from 2013. Adjusted net income was $848 million, a decrease of $9 million or 1% as the prior year included a significant security gain.

BMO Capital Markets (BMO CM) (pages 54 to 56)

Net income was $1,079 million in 2014, an increase of $35 million or 3% from 2013. Adjusted net income was $1,080 million, an increase of $34 million or 3%.

Corporate Services, including Technology and Operations (page 57)

Net loss was $193 million in 2014, compared with a net loss of $72 million in 2013. Adjusted net loss was $193 million, compared with an adjusted net loss of $133 million in 2013.

Allocation of Results

The basis for the allocation of results geographically and among operating groups is outlined in Note 27 on page 173 of the financial statements. Certain prior year data has been restated, as explained on the following page, which also provides further information on the allocation of results.

42	BMO Financial Group 197th Annual Report 2014

Contributions to Revenue, Expenses, Net Income and Average Assets by Operating Group and by Location (Canadian $ in millions, except as noted)

	Personal and Commercial Banking			Wealth Management			BMO Capital Markets			Corporate Services, including Technology and Operations			Total Consolidated
For the year ended October 31	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
Operating Groups Relative Contribution to BMO’s Performance (%)
Revenue	57.1	56.1	56.4	22.9	21.5	18.2	22.3	21.1	20.4	(2.3)	1.3	5.0	100	100	100
Expenses	48.2	48.8	48.9	26.0	23.0	21.9	21.5	20.4	19.6	4.3	7.8	9.6	100	100	100
Net income	61.4	57.0	55.8	18.1	19.8	12.7	24.9	24.9	23.7	(4.4)	(1.7)	7.8	100	100	100
Adjusted net income	61.0	58.1	59.0	19.0	20.3	13.5	24.3	24.8	24.3	(4.3)	(3.2)	3.2	100	100	100
Average assets	44.3	43.6	41.1	4.2	4.0	3.7	43.9	44.6	46.2	7.6	7.8	9.0	100	100	100
Total Revenue
Canada	6,404	6,020	5,900	2,509	2,234	1,977	2,215	2,146	2,028	(209)	(116)	66	10,919	10,284	9,971
United States	3,146	2,991	3,078	788	910	702	1,299	1,093	1,022	(203)	322	655	5,030	5,316	5,457
Other countries	2	1	–	536	304	221	210	153	199	21	5	81	769	463	501
	9,552	9,012	8,978	3,833	3,448	2,900	3,724	3,392	3,249	(391)	211	802	16,718	16,063	15,929
Total Expenses
Canada	3,194	3,055	2,957	1,818	1,647	1,602	1,174	1,074	1,005	261	339	407	6,447	6,115	5,971
United States	2,071	1,940	2,001	721	599	557	984	854	831	160	428	538	3,936	3,821	3,927
Other countries	–	–	–	295	101	56	195	156	150	48	33	31	538	290	237
	5,265	4,995	4,958	2,834	2,347	2,215	2,353	2,084	1,986	469	800	976	10,921	10,226	10,135
Net Income
Canada	2,006	1,810	1,768	503	428	272	799	823	803	(47)	(172)	1	3,261	2,889	2,844
United States	655	582	552	58	206	88	253	220	140	(119)	118	257	847	1,126	1,037
Other countries	1	1	–	224	196	167	27	1	42	(27)	(18)	66	225	180	275
	2,662	2,393	2,320	785	830	527	1,079	1,044	985	(193)	(72)	324	4,333	4,195	4,156
Adjusted Net Income
Canada	2,009	1,815	1,771	521	429	274	799	823	803	(47)	(87)	(40)	3,282	2,980	2,808
United States	708	637	623	80	228	104	254	222	141	(119)	(25)	217	923	1,062	1,085
Other countries	1	1	–	247	200	170	27	1	42	(27)	(21)	(46)	248	181	166
	2,718	2,453	2,394	848	857	548	1,080	1,046	986	(193)	(133)	131	4,453	4,223	4,059
Average Assets
Canada	190,053	177,016	161,301	18,368	17,438	15,974	142,231	133,151	139,333	19,408	17,735	15,994	370,060	345,340	332,602
United States	73,165	64,866	62,218	4,055	3,527	3,678	99,062	96,101	94,691	25,260	25,345	30,161	201,542	189,839	190,748
Other countries	39	18	–	2,557	1,178	702	19,669	18,357	17,538	61	699	2,341	22,326	20,252	20,581
	263,257	241,900	223,519	24,980	22,143	20,354	260,962	247,609	251,562	44,729	43,779	48,496	593,928	555,431	543,931

How BMO Reports Operating Group Results

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, revenue and expense allocations are updated to more accurately align with current experience. Results for prior periods are restated to conform to the current presentation.

Corporate Services results reflect certain items in respect of the purchased loan portfolio, including the recognition of a portion of the credit mark that is reflected in net interest income over the term of the purchased loans and provisions and recoveries of credit losses on the purchased portfolio. Amounts excluded from adjusted results in prior years included credit-related items in respect of the purchased performing loan portfolio, acquisition integration costs, restructuring costs and run-off structured credit activities.

Effective November 1, 2013, we adopted several new and amended accounting pronouncements issued by the International Accounting Standards Board (IASB), which are outlined in Note 1 on page 128 of the financial statements.

In the first quarter of 2013, we changed the way in which we evaluate our operating segments to reflect the provisions for credit losses on an actual credit loss basis. The change in allocation methodology enhances the assessment of performance against our peer group. Previously, we had charged the operating groups with credit losses based on an expected loss provisioning methodology whereby Corporate Services was charged (or credited) with differences between the periodic provisions for credit losses charged to the operating group segments under our expected loss provisioning methodology and the periodic provisions required under GAAP. As part of this change, the interest income resulting from the accretion of the net present value of impaired loans is also included in operating group net interest income. Prior period results have been restated accordingly. Provisions for the purchased performing and purchased credit impaired loan portfolios continue to be evaluated and reported in Corporate Services.

During 2013, we refined our methodology for the allocation of certain revenues in Corporate Services by geographic region. As a consequence, we have reallocated certain revenues reported in prior periods from Canada to the United States in Corporate Services.

During 2012, Wealth Management and Canadian P&C entered into an agreement that changes the way they report the financial results related to retail mutual fund sales.

BMO analyzes revenue at the consolidated level based on GAAP revenue reflected in the consolidated financial statements rather than on a taxable equivalent basis (teb), which is consistent with our Canadian peer group. Like many banks, we analyze revenue on a teb basis at the operating group level. This basis includes an adjustment that increases GAAP revenue and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt items to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenue and income tax provisions.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

BMO Financial Group 197th Annual Report 2014	43

MANAGEMENT’S DISCUSSION AND ANALYSIS

Personal and Commercial Banking

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and business banking operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). These operating segments are reviewed separately in the sections that follow.

(Canadian $ in millions, except as noted) As at or for the year ended October 31	Canadian P&C			U.S. P&C			Total P&C
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Net interest income (teb)	4,772	4,526	4,467	2,488	2,327	2,405	7,260	6,853	6,872
Non-interest revenue	1,723	1,580	1,517	569	579	589	2,292	2,159	2,106
Total revenue (teb)	6,495	6,106	5,984	3,057	2,906	2,994	9,552	9,012	8,978
Provision for credit losses	541	572	613	164	223	274	705	795	887
Non-interest expense	3,260	3,126	3,043	2,005	1,869	1,915	5,265	4,995	4,958
Income before income taxes	2,694	2,408	2,328	888	814	805	3,582	3,222	3,133
Provision for income taxes (teb)	680	596	579	240	233	234	920	829	813
Reported net income	2,014	1,812	1,749	648	581	571	2,662	2,393	2,320
Amortization of acquisition-related intangible assets (1)	8	10	10	48	50	64	56	60	74
Adjusted net income	2,022	1,822	1,759	696	631	635	2,718	2,453	2,394
Key Performance Metrics and Drivers
Net income growth (%)	11.1	3.6	2.1	11.5	1.8	+100	11.2	3.2	17.6
Adjusted net income growth (%)	11.0	3.6	2.2	10.2	(0.5)	+100	10.8	2.5	18.7
Revenue growth (%)	6.4	2.1	(3.3)	5.2	(3.0)	49.7	6.0	0.4	9.6
Non-interest expense growth (%)	4.3	2.7	(2.9)	7.2	(2.4)	55.5	5.4	0.8	13.6
Adjusted non-interest expense growth (%)	4.3	2.8	(3.0)	8.0	(1.6)	54.0	5.7	1.1	12.7
Return on equity (%)							16.7	16.9	17.8
Adjusted return on equity (%)							17.0	17.3	18.4
Operating leverage (teb) (%)	2.1	(0.6)	(0.4)	(2.0)	(0.6)	(5.8)	0.6	(0.4)	(4.0)
Adjusted operating leverage (teb) (%)	2.1	(0.7)	(0.3)	(2.8)	(1.4)	(4.3)	0.3	(0.7)	(3.1)
Efficiency ratio (teb) (%)	50.2	51.2	50.8	65.6	64.3	64.0	55.1	55.4	55.2
Adjusted efficiency ratio (teb) (%)	50.1	51.0	50.7	63.4	61.7	60.8	54.3	54.5	54.1
Net interest margin on average earning assets (teb) (%)	2.59	2.64	2.85	3.74	3.99	4.31	2.90	2.98	3.23
Average common equity							15,410	13,723	12,611
Average earning assets	183,947	171,285	156,723	66,565	58,369	55,857	250,512	229,654	212,580
Average current loans and acceptances	188,330	175,079	159,484	59,848	52,421	50,711	248,178	227,500	210,195
Average deposits	124,930	113,912	106,555	64,973	60,645	59,147	189,903	174,557	165,702
Assets under administration	17,486	16,148	15,521	123,082	112,732	96,803	140,568	128,880	112,324
Full-time equivalent employees	15,921	15,945	16,197	7,753	7,932	7,906	23,674	23,877	24,103

(1)	Before tax amounts of: $76 million in 2014; $87 million in 2013; and $105 million in 2012 are included in non-interest expense.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

44	BMO Financial Group 197th Annual Report 2014

Canadian Personal and Commercial Banking

Canadian Personal and Commercial Banking provides a full range of financial products and services to more than seven million customers. We’re here to help our customers make the right financial decisions as they do business with us through their channel of choice: in our branches, on their mobile devices, online, over the telephone, and through our automated banking machines.
Cameron Fowler Group Head Canadian Personal and Commercial Banking BMO Financial Group

Lines of Business

Personal Banking provides customers with a wide range of products and services, including chequing and savings accounts, credit cards, mortgages, creditor insurance and everyday financial and investment advice.

Commercial Banking provides small business and commercial banking customers with a broad suite of commercial products and services, including business deposit accounts, commercial credit cards, business loans and commercial mortgages, cash management solutions, foreign exchange and specialized banking programs.

Strengths and Value Drivers

•	Highly engaged team of 16,000 employees focused on anticipating customers’ needs, finding ways to help and providing a personalized banking experience.
•	Award-winning mobile and online banking services.
•	Largest MasterCard® issuer in Canada as measured by transaction volumes, and one of the top commercial card issuers in North America.
•	Highly experienced team of commercial bankers with deep knowledge; specialized banking programs, including Automotive Finance for Dealerships, Agriculture, Healthcare and Franchising.
•	Strong competitive position in commercial banking, reflected in our number two ranking in market share for business loans of $25 million and less.
•	Effective and consistently applied credit risk management practices that provide customers with reliable access to appropriate financing solutions in all economic conditions.

Strategy and Key Priorities

Our strategy is focused on improving sales productivity and delivering a differentiated customer experience to drive peer leading organic growth.

Achieve industry-leading employee engagement and customer loyalty

2014 Achievements

•

Achieved exemplary employee engagement and commitment to providing a differentiated customer experience. Scores in our annual employee survey indicated a high level of confidence in BMO and our customer-focused strategy.

•

Achieved top-tier customer loyalty as measured by Net Promoter Score. Enhanced our methodology to provide our employees with a deeper understanding of loyalty drivers at both a full relationship and transaction level.

2015 Focus

•	Continue to focus on achieving industry-leading employee engagement and customer loyalty.

Expand relationships with our personal banking customers

2014 Achievements

•	Achieved strong personal lending and deposit growth of 7% and 10%, respectively.
•	Our successful UPGRADE card campaign generated more than double the number of new accounts opened in the prior year.
•	Our Summer Everyday Banking campaign generated growth of 10% in new chequing account acquisitions.
•

Our leads management engine continued to provide our customers with relevant and timely offers and services, increasing share of wallet and contributing to the personal banking revenue growth achieved in 2014.

2015 Focus

•	Increase share of wallet and attract new customers in under-represented customer segments and products.

Drive growth in commercial lending and deposits through targeted opportunities

2014 Achievements

•	Achieved commercial lending and deposit growth of 10% and 9%, respectively, while adhering to prudent risk management practices.
•	Implemented new commercial organizational structure and improved our performance management process to enhance sales force productivity.
•	Successfully completed a pilot program for BMO DepositEdge™ that will provide businesses with the capability to deposit cheques remotely.

2015 Focus

•	Continue to grow our commercial business by targeting opportunities by geography, segment and industry.

BMO Financial Group 197th Annual Report 2014	45

MANAGEMENT’S DISCUSSION AND ANALYSIS

Build an integrated and seamless channel experience, and accelerate our digital and physical channel capabilities

2014 Achievements

•

Enhanced our BMO mobile banking application, which provides customers with enhanced capabilities, including the ability to send Interac® e-Transfers and book branch appointments anywhere, anytime. The updated application has been well received by our customers, and the number of mobile transactions has nearly doubled over the past year.

•	First Canadian bank to give customers the ability to transfer money between Canadian and U.S. dollar accounts through mobile banking.
•	Implemented a new commercial lending platform with end-to-end adjudication capabilities, enabling consistent process execution and a better customer experience.
•	Completed conversion of our retail credit card portfolio to a better platform, providing enhanced functionality as well as stronger risk management capabilities.
•	Opened or upgraded 93 branches across Canada and expanded our ABM network by 116.

2015 Focus

•	Enhance our digital capabilities and provide a seamless channel experience.

Financial Review

Canadian P&C reported net income of $2,014 million, up $202 million or 11% from a year ago. Revenue increased $389 million or 6% to $6,495 million. Revenue growth was at or above 6% each quarter driven by strong loan and deposit growth. Operating leverage was 2.1% and there was a 100 basis point improvement in our efficiency ratio.

Revenue increased $239 million or 6% in our personal banking business and revenue increased $150 million or 7% in our commercial banking business, mainly driven by growth in balances and fees across most products.

Provisions for credit losses declined $31 million or 5% to $541 million, due to lower provisions in both the commercial and consumer portfolios.

Non-interest expense was $3,260 million, up $134 million or 4% from a year ago, primarily due to continued investment in the business, net of expense management.

Canadian P&C (Canadian $ in millions, except as noted)

As at or for the year ended October 31	2014	2013	2012
Net interest income	4,772	4,526	4,467
Non-interest revenue	1,723	1,580	1,517
Total revenue	6,495	6,106	5,984
Provision for credit losses	541	572	613
Non-interest expense	3,260	3,126	3,043
Income before income taxes	2,694	2,408	2,328
Provision for income taxes	680	596	579
Reported net income	2,014	1,812	1,749
Amortization of acquisition-related intangible assets (1)	8	10	10
Adjusted net income	2,022	1,822	1,759
Key Performance Metrics and Drivers
Personal revenue	4,271	4,032	3,934
Commercial revenue	2,224	2,074	2,050
Net income growth (%)	11.1	3.6	2.1
Revenue growth (%)	6.4	2.1	(3.3)
Non-interest expense growth (%)	4.3	2.7	(2.9)
Operating leverage (%)	2.1	(0.6)	(0.4)
Efficiency ratio (%)	50.2	51.2	50.8
Net interest margin on average earning assets (%)	2.59	2.64	2.85
Average earning assets	183,947	171,285	156,723
Average current loans and acceptances	188,330	175,079	159,484
Average deposits	124,930	113,912	106,555
Full-time equivalent employees	15,921	15,945	16,197

(1)	Before tax amounts of $10 million in 2014, $12 million in 2013, and $11 million in 2012 are included in non-interest expense.

Average current loans and acceptances increased $13.3 billion or 8% from a year ago to $188.3 billion. Total personal lending balances (excluding retail cards) increased 7% year over year, driven by strong residential mortgage growth. Credit card balances increased 2%, reflecting modestly higher growth in both retail and corporate cards. Broad-based growth across industry sectors contributed to commercial loan balances (excluding corporate cards) increasing 10% year over year.

Average deposits increased $11.0 billion or 10% to $124.9 billion. Personal deposit balances increased 10%, mainly due to growth in term deposits, as well as growth in primary chequing accounts. Commercial deposit balances grew 9% with growth coming across a wide number of sectors.

We expect to generate revenue growth by targeting opportunities to attract new customers and increasing our share of wallet while continuing to improve productivity.

46	BMO Financial Group 197th Annual Report 2014

Business Environment, Outlook and Challenges

Canada’s economy is expected to grow moderately in 2015, reflecting rising levels of business investment and exports in response to the strengthening U.S. economy and a weaker Canadian dollar.

In the Canadian personal banking sector, retail operating deposits are projected to grow in 2015 by approximately 5%, slightly below 2014 levels and in line with the expected increase in personal income. Credit card loan balances grew by approximately 3% in 2014 and this growth is projected to strengthen gradually next year. The slowdown in residential mortgage growth over the past several years appears to be ending, with 2015 growth rates expected to be in line with 2014 levels of approximately 5%. Moderate increases anticipated in employment in 2015 should keep the demand for housing and house prices fairly steady.

In the commercial banking sector, growth in commercial operating deposits is expected to moderate in 2015 from double-digit levels in 2014. With a higher rate of economic growth, companies are expected to reduce their precautionary savings and increase business investment.

We will target growth in under-represented customer segments and products, as well as by continuing to improve our sales force productivity. While the industry faces increasingly complex regulatory, information security and fraud prevention requirements, our robust and effective governance framework continues to position us well to monitor any such changes and respond accordingly. With competition for skilled resources becoming more intense, we continue to monitor employee engagement to ensure that BMO remains at or above the financial industry average.

The Canadian economic environment in 2014 and outlook for 2015 are discussed in more detail in the Economic Developments and Outlook section on page 30.

Caution

This Canadian P&C Banking section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

BMO Financial Group 197th Annual Report 2014	47

MANAGEMENT’S DISCUSSION AND ANALYSIS

U.S. Personal and Commercial Banking

We help more than two million customers feel confident in the decisions they make. Our retail and small and mid-sized business banking customers are served through our more than 600 branches, contact centres, online and mobile banking platforms and more than 1,300 ABMs across eight states. We offer financial expertise to our commercial banking customers with in-depth, specific industry knowledge and strategic capital markets solutions.
Mark Furlong Group Head U.S. Personal and Commercial Banking and CEO, BMO Harris Bank N.A. Chicago

Lines of Business

Personal Banking offers a broad range of products and services to individuals, as well as small and mid-sized business customers, including deposits, mortgages, consumer credit, business lending, credit cards and other banking services.

Commercial Banking provides larger businesses with a broad range of banking products and services, including lending, deposits, treasury management and risk management.

Strengths and Value Drivers

•	Rich heritage of more than 160 years in the U.S. Midwest, with a deep commitment to the community and helping our customers succeed.
•	Strong, experienced leadership team that knows how to compete and excel in our markets.
•	Enviable platform for profitable growth provided by our attractive branch footprint and top-tier deposit market share in key U.S. Midwest markets.
•	Large-scale, relationship-based national commercial banking business based in the U.S. Midwest, with in-depth industry knowledge in select sectors.
•	We actively manage risks and regulatory compliance through a comprehensive and integrated control structure.

Strategy and Key Priorities

We aim to grow our business and be a leader in our markets by creating a differentiated customer experience and helping our customers with a wide range of financial topics, leveraging our brand reputation, local presence and high-performance teams.

Deliver a great customer experience to a loyal, profitable and growing customer base

2014 Achievements

•	Loan and deposit sales to our mass affluent customers grew by 60% and 26%, respectively.
•

Positive customer response on our mid-market business banker performance survey, with high marks for trust, confidence and responsiveness. The number of new business banking customers was 20% higher than in the prior year.

•	In Illinois, launched BMO Harris Healthy CreditTM, an innovative service that educates customers about their credit scores when they open a deposit account.
•	Enhanced customer satisfaction monitoring with the introduction of Customer Pulse U.S., which provides frequent updates on customers’ needs and enables a faster response from management.

2015 Focus

•

Maintain strong customer loyalty and increase brand awareness, while growing our customer base in high-opportunity segments, including the Latino community and mass affluent and earlier life stage consumers.

Continue to improve our product and channel capabilities to better meet our customers’ needs

2014 Achievements

•

Enhanced our mobile banking platform to enable our customers to book appointments with branch staff. The number of customers accessing our mobile banking platform grew by 18% and mobile banking deposits increased by 60%.

•

Increased the total sales generated per mortgage banker by 37% through enhanced coaching, which focused on both the realtor and purchase business and a more effective approach to customer interaction during the credit approval process.

•	Increased core business banking loan balances through continual coaching that focused on improving interactions with customers.
•	Enhanced training for our treasury sales force, resulting in a better client experience and gains in productivity of 22% over the prior year for commercial banking and 53% for business banking.

2015 Focus

•	Continue to build foundational capabilities in products, digital channels, our customer acquisition engine and branch format.

Improve financial performance by growing revenue and effectively managing costs

2014 Achievements

•	Total loans grew by $2.9 billion or 5%, while the core commercial and industrial (C&I) loan portfolio grew by $4.0 billion or 18%.
•

Deposits remained stable, while chequing account balances grew by $2.7 billion or 9%. We maintained the number four market share position within our primary footprint of Illinois, Wisconsin, Missouri, Kansas, Indiana and Minnesota.

•	Good momentum in the second half of the year, with 2% year-over-year revenue growth and full-year adjusted net income growth of 3%.
•	Continued to manage expenses effectively despite higher regulatory costs and ongoing investments in the business.

2015 Focus

•	Increase loan and deposit balances while focusing on
cost management.

48	BMO Financial Group 197th Annual Report 2014

Continue to deploy our unique commercial operating model by delivering local access and industry expertise to our clients across a broad geographic footprint

2014 Achievements

•	Continued focus on new client acquisitions resulted in an increase of 9% in new client relationships over 2013 base.
•	Strong core C&I and commercial real estate loan growth, with year-over-year increases of 18% in both segments.
•	Strong focus on our corporate payments business, which had an increase of 6% in transactional revenues from the prior year.

2015 Focus

•	Keep building on the strength of our commercial banking business, focusing on new client acquisitions, increasing our market share and extending our corporate payments penetration.

Financial Review

Amounts in this section are expressed in U.S. dollars.

Net income of $592 million increased $22 million or 4% from a year ago. Adjusted net income of $636 million increased $17 million or 3%.

Revenue decreased $45 million or 2% to $2,796 million as the benefits of strong commercial loan growth were more than offset by the effects of lower net interest margin and reduced mortgage banking revenue.

In our commercial banking business, revenue increased $52 million or 4% to $1,386 million, reflecting strong loan balance growth, primarily in the core C&I loan portfolio, partly offset by the impact of competitive spread compression.

In our personal banking business, revenue decreased by $110 million or 7% to $1,363 million, primarily due to declines in loan spreads and balances and reduced mortgage banking revenue.

Net interest margin decreased by 25 basis points to 3.74%, driven by competitive loan pricing, changes in mix including loans growing faster than deposits and the low rate environment.

Provisions for credit losses of $150 million declined by $67 million or 31% from a year ago, primarily reflecting better credit quality in the consumer loan portfolio.

Non-interest expense of $1,833 million increased $7 million. Adjusted non-interest expense of $1,772 million increased $20 million or 1%, as we continue to focus on productivity while making selective investments in the business and responding to regulatory changes.
U.S. P&C (US$ in millions, except as noted)

As at or for the year ended October 31	2014	2013	2012
Net interest income (teb)	2,275	2,274	2,398
Non-interest revenue	521	567	588
Total revenue (teb)	2,796	2,841	2,986
Provision for credit losses	150	217	273
Non-interest expense	1,833	1,826	1,910
Income before income taxes	813	798	803
Provision for income taxes (teb)	221	228	234
Reported net income	592	570	569
Amortization of acquisition-related intangible assets (1)	44	49	63
Adjusted net income	636	619	632
Key Performance Metrics and Drivers
Net income growth (%)	3.9	–	+100
Adjusted net income growth (%)	2.7	(2.2)	+100
Revenue growth (%)	(1.6)	(4.9)	47.4
Non-interest expense growth (%)	0.4	(4.4)	53.2
Adjusted non-interest expense growth (%)	1.1	(3.5)	51.6
Operating leverage (teb) (%)	(2.0)	(0.5)	(5.7)
Adjusted operating leverage (teb) (%)	(2.7)	(1.3)	(4.2)
Efficiency ratio (teb) (%)	65.6	64.3	64.0
Adjusted efficiency ratio (teb) (%)	63.4	61.7	60.8
Net interest margin on average earning assets (teb) (%)	3.74	3.99	4.31
Average earning assets	60,845	57,023	55,682
Average current loans and acceptances	54,706	51,356	50,549
Average deposits	59,403	59,257	58,964
Full-time equivalent employees	7,753	7,932	7,906
(1)	Before tax amounts of: $61 million in 2014; $74 million in 2013; and $94 million in 2012 are included in non-interest expense.

Average current loans and acceptances increased $3.4 billion to $54.7 billion. The core C&I loan portfolio continues to experience strong growth, increasing by $4.0 billion or 18% from a year ago to $26.5 billion. We have grown our commercial real estate portfolio by $0.5 billion or 18% in addition to growing our indirect automobile loan portfolio by $0.8 billion or 13% from a year ago. These increases partially offset decreases in home equity and mortgage loans, due in part to the effects of our continued practice of selling most mortgage originations in the secondary market and our active loan portfolio management.

Average deposits of $59.4 billion were relatively unchanged, as growth in our commercial business and in our personal chequing accounts was offset by a planned reduction in higher-cost personal money market and time deposit accounts.

BMO Financial Group 197th Annual Report 2014	49

MANAGEMENT’S DISCUSSION AND ANALYSIS

Business Environment, Outlook and Challenges

U.S. P&C has a significant footprint in eight states, primarily concentrated in six contiguous states (Illinois, Wisconsin, Indiana, Minnesota, Missouri and Kansas).

After modest growth in 2013, the U.S. Midwest economy is on pace to grow by 2.1% in 2014, with that rate expected to reach 2.7% in 2015. An increase in business investments, expansion in the automobile sector and a continued recovery in housing markets supported growth in 2014, while fiscal policies became less restrictive. Growth in consumer and commercial loans accelerated in 2014, although residential mortgage growth was strained by tighter mortgage lending rules. Consumer loan volumes are expected to trend higher in 2015 due to relatively low interest rates, improved household finances and pent-up demand for automobiles. Residential mortgage growth will likely pick up as housing affordability remains healthy. Commercial loan growth should remain strong in response to higher levels of expected activity across our footprint.

The banking environment in the U.S. Midwest remains highly competitive and the low interest rate environment continues to be challenging for the banking industry. We are continuing to concentrate on our customer-focused growth strategy and commercial sector expertise to generate growth in our loan and deposit balances and improve our financial performance, while actively managing costs to achieve greater efficiency. We expect to deliver growth while still operating within the parameters of our risk appetite, and we will continue to actively manage risks and regulatory compliance through a reinforced oversight and control structure.

The U.S. economic environment in 2014 and outlook for 2015 are discussed in more detail in the Economic Developments and Outlook section on page 30.

Caution

This U.S. P&C Banking section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

50	BMO Financial Group 197th Annual Report 2014

BMO Wealth Management

BMO’s wealth business serves a full range of client segments from mainstream to ultra high net worth and institutional, with a broad offering of wealth management products and services including insurance products. Wealth Management is a global business with an active presence in markets across Canada, the United States, Europe and Asia.
Gilles Ouellette Group Head Wealth Management

Lines of Business

BMO Nesbitt Burns, our full-service investing business in Canada, offers comprehensive and client-focused investment and wealth advisory services leveraging strong financial planning capabilities.

BMO InvestorLine is an online investing service that offers clients two ways to invest: clients can choose our top-ranked self-directed service, which provides tools to help investors make independent investment decisions; or adviceDirect™, which provides investors with online advice and investment recommendations for their portfolios.

BMO’s Private Banking businesses operate in Canada, the United States, Hong Kong and Singapore, offering a comprehensive range of financial services and solutions to high net worth and ultra high net worth clients and, under BMO Harris Financial Advisors, to mass affluent clients in the United States.

BMO Global Asset Management is a global investment organization that provides investment management, retirement, and trust and custody services to institutional, retail and high net worth investors around the world.

BMO Insurance operates in Canada and internationally. In Canada, we manufacture life insurance, accident and sickness insurance, and annuity products that are marketed both to brokers and directly to individuals. Our creditor insurance division markets group creditor insurance, and internationally, we provide reinsurance solutions.

Strengths and Value Drivers

•	Planning and advice-based approach that integrates investments, insurance, specialized wealth management and core banking solutions.
•	Team of highly skilled wealth professionals committed to providing an exceptional client experience.
•	Brand prestige, recognition and trust.
•	Strong national presence in Canada, as well as strategic positioning in the United States and select global markets including Europe and Asia.
•	Access to BMO’s broad client base and distribution networks.
•

A transparent, strong and effective risk management framework that enables us to operate within our risk appetite, effectively monitoring risk positions and limits and responding to heightened regulatory expectations.

Strategy and Key Priorities

Our vision is to be the wealth management solutions provider that defines great client experience. Our strategy is to deliver on our clients’ wealth management needs now and in the future by enhancing the client experience, while focusing on productivity and investing for future growth.

Enhance our clients’ experience by delivering on their evolving wealth management needs

2014 Achievements

•	Enhanced digital client experience with a focus on convenience and value.
•	Achieved assets under management and administration growth of $242 billion or 44% from a year ago to $794 billion, with the acquired F&C business contributing $150 billion to the increase.
•

Continued to develop new products designed to respond to clients’ emerging needs. Launched seven new ETF funds this year and grew ETF assets under management to over $17 billion, representing a year-over-year increase of 45% in assets under management.

•	BMO Nesbitt Burns launched a new webpage designed to educate and recruit women for investment advisory careers. BMO is the first financial institution in Canada to do so.
•

Received numerous awards, including Best Wealth Management in Canada, 2014 (Global Banking and Finance Review), BMO Harris Private Banking named Best Private Bank – Canada, 2014 (World Finance Magazine and Global Banking and Finance Review), and BMO Nesbitt Burns named Best Full-Service Investment Advisory in Canada (Global Banking and Finance Review).

2015 Focus

•	Attract new clients and focus on delivering a tailored client experience.

Streamline our products and simplify our processes

2014 Achievements

•	Enhanced team-based client service model to provide a holistic approach that supports clients as they move through different life stages.
•	Leveraged process transformation to increase capacity for our sales force and streamline our lending processes.
•	Completed enhancements to our financial planning tool to deliver intuitive and customized graphics, additional retirement and scenario planning features, improved user interface, and client reporting.
•	Launched pilot training program to develop best-in-class sales and relationship management capabilities.

2015 Focus

•	Continue to improve productivity with emphasis on increasing revenue per employee.

BMO Financial Group 197th Annual Report 2014	51

MANAGEMENT’S DISCUSSION AND ANALYSIS

Invest in our people, products, technology and footprint to drive future growth

2014 Achievements

•

Completed the acquisition of F&C Asset Management plc (F&C). This acquisition strengthens the position of BMO Global Asset Management as a globally significant money manager, adding scale, capabilities and resources to its asset management platform and providing attractive cross-selling opportunities.

•	Continued to expand our sales forces in strategically important segments.
•	Leveraged investments in technology to drive sales and improve efficiency.

2015 Focus

•	Invest in our sales force and enhance technology to drive revenue growth.

Financial Review

Wealth Management net income was $785 million, compared to $830 million a year ago. Adjusted net income, which excludes the amortization of acquisition-related intangible assets and acquisition integration costs, was $848 million, compared to $857 million a year ago. Current year results reflect the contribution from the acquired F&C business and the prior year results included a $121 million after-tax security gain. Excluding the prior year security gain, Wealth Management revenue, adjusted non-interest expense and adjusted net income are up 18%, 19% and 15%, respectively. F&C contributed approximately 5% of the growth in each of these measures.

Adjusted net income in traditional wealth was $562 million compared to $596 million a year ago, as strong growth from the businesses of $87 million or 18%, including the contribution from the acquired F&C business, was more than offset by the security gain in the prior year. Adjusted net income in insurance was $286 million, up $25 million or 9%.

Revenue of $3,833 million increased $385 million or 11%. Revenue in traditional wealth increased $526 million or 19%, excluding the $191 million security gain in the prior year, reflecting growth in client assets and a contribution from the F&C acquisition. Insurance revenue increased $50 million or 12%, due to continued growth in both the underlying creditor and life insurance businesses of 10% and the impact of beneficial changes in actuarial reserves. The stronger U.S. dollar increased revenue by $50 million or 1%.

The recovery of credit losses was $3 million as compared to a $3 million provision a year ago.

Non-interest expense was $2,834 million, up $487 million or 21%. Adjusted non-interest expense was $2,752 million, up $441 million or 19%. The increase was due primarily to the impact of the F&C acquisition and higher revenue-based costs from organic operations. Current year results also include costs related to the settlement of a legal matter, as well as higher sales force investments for future revenue growth. The stronger U.S. dollar increased expenses by $44 million or 2%.

Wealth Management (Canadian $ in millions, except as noted)

As at or for the year ended October 31	2014	2013	2012
Net interest income	560	558	556
Non-interest revenue	3,273	2,890	2,344
Total revenue	3,833	3,448	2,900
Provision for (recovery of) credit losses	(3)	3	22
Non-interest expense	2,834	2,347	2,215
Income before income taxes	1,002	1,098	663
Provision for income taxes	217	268	136
Reported net income	785	830	527
Acquisition integration costs (1)	16	–	–
Amortization of acquisition-related intangible assets (2)	47	27	21
Adjusted net income	848	857	548
Key Performance Metrics and Drivers
Net income growth (%)	(5.4)	57.4	9.7
Adjusted net income growth (%)	(1.0)	56.4	11.6
Revenue growth (%)	11.2	18.9	11.9
Non-interest expense growth (%)	20.8	6.0	13.2
Adjusted non-interest expense growth (%)	19.1	5.7	12.5
Return on equity (%)	18.6	28.5	24.2
Adjusted return on equity (%)	20.1	29.4	25.2
Operating leverage (%)	(9.6)	12.9	(1.3)
Adjusted operating leverage (%)	(7.9)	13.2	(0.6)
Efficiency ratio (%)	73.9	68.1	76.4
Adjusted efficiency ratio (%)	71.8	67.0	75.4
Net interest margin on average earning assets (%)	2.65	2.87	3.11
Average common equity	4,181	2,884	2,143
Average earning assets	21,169	19,399	17,875
Average current loans and acceptances	12,897	11,909	10,833
Average deposits	24,912	23,337	21,753
Assets under administration	414,547	357,594	313,337
Assets under management	379,606	194,158	172,076
Full-time equivalent employees	6,792	6,005	6,108
U.S. Business Select Financial Data (US$ in millions)
Total revenue	720	886	701
Non-interest expense	658	585	555
Reported net income	53	199	87
Adjusted net income	73	220	102
Average earning assets	3,028	2,687	2,914
Average current loans and acceptances	2,629	2,510	2,650
Average deposits	5,834	4,947	4,960

(1)	F&C acquisition integration costs of $20 million before taxes in 2014 are included in non-interest expense.
(2)	Before tax amounts of: $62 million in 2014; $36 million in 2013; and $28 million in 2012 are included in non-interest expense.

Assets under management and administration grew by $242 billion to $794 billion, with the acquired F&C business contributing $150 billion.

Excluding F&C, assets under management and administration grew by $92 billion, driven by market appreciation, the stronger U.S. dollar and growth in new client assets.

Net income in Wealth Management U.S. businesses was US$53 million. Adjusted net income in Wealth Management U.S. businesses was US$73 million, compared to US$220 million a year ago, due to the prior year security gain, costs related to the settlement of a legal matter in the current year and sales force investments for future revenue growth.

52	BMO Financial Group 197th Annual Report 2014

Business Environment, Outlook and Challenges

Economic growth in Canada improved further to approximately 2.4% while the United States remained at approximately 2.3% in fiscal 2014. Canadian and U.S. stock markets recorded year-over-year gains in fiscal 2014 despite recent weakness. Our strong client asset growth and increase in transaction volumes have benefited from the favourable investment climate in addition to growth driven by our strategies focused on enhancing client experience, product innovation and sales force investments.

In 2015 we anticipate that a sustained level of healthy activity in equity markets will continue to positively influence both transaction volumes and asset levels. Interest rates may start to rise in the fall of 2015 in Canada and the middle of year in the United States which will have a positive impact on our insurance business.

Changing demographics, particularly in the retirement, mass affluent and high net worth sectors will continue to drive the North American wealth management industry over the longer term. Tailoring our offering for key client segments, enhancing our team-based client service model to provide a holistic approach that supports clients as they move through different life stages and keeping pace with technology advancements are ways in which we can continue to meet our clients’ evolving needs.

We have experienced significant growth, both organically and through strategic acquisitions. Our recent F&C acquisition further strengthens our position as a globally significant money manager and supports our plans to offer truly global services to our clients across our international footprint.

The Canadian and U.S. economic environment in fiscal 2014 and the outlook for fiscal 2015 are discussed in more detail in the Economic Developments and Outlook section on page 30.

Caution

This Wealth Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

BMO Financial Group 197th Annual Report 2014	53

MANAGEMENT’S DISCUSSION AND ANALYSIS

BMO Capital Markets

Darryl White Group Head BMO Capital Markets	BMO Capital Markets is a North American-based financial services provider offering a complete range of products and services to corporate, institutional, and government clients. BMO Capital Markets has approximately 2,400 professionals in 29 locations around the world, including 16 offices in North America.

Lines of Business

Investment and Corporate Banking offers clients debt and equity capital-raising services, as well as loan origination and syndication, balance sheet management solutions and treasury management services. We provide strategic advice on mergers and acquisitions, restructurings and recapitalizations, as well as valuation and fairness opinions. We also offer trade finance and risk mitigation services to support the international business activities of our clients and provide a wide range of banking and other operating services tailored to North American and international financial institutions.

Trading Products offers research and access to global markets for institutional, corporate and retail clients through an integrated suite of sales and trading solutions that include debt, foreign exchange, interest rate, credit, equity, securitization and commodities. We also offer new product development and origination services as well as risk management (derivatives) advice and services to hedge against price fluctuations on a variety of key inputs, including interest rates and commodities. In addition, we provide funding and liquidity management to our clients.

Strengths and Value Drivers

•

A unified coverage approach and integrated distribution that creates an exceptional client experience across our North American platform, together with a complementary international presence in select industry sectors.

•	Innovative ideas and expertise delivered through our top-tier coverage team, dedicated to understanding and meeting our core clients’ needs.
•	Top-ranked equity and fixed income research, sales and trading capabilities with deep expertise in core sectors.
•	Focus on first line of defence risk management capabilities enabling effective decision-making in support of our strategy and client experience.

Strategy and Key Priorities

BMO Capital Markets’ vision is to be the lead investment bank that enables our clients to achieve their ambitions. We offer an integrated platform that is differentiated by leading ideas and unified coverage.

Continue to earn leading market share in Canada by delivering leading ideas through our top-tier coverage team

2014 Achievements

•

Named 2014 Greenwich Quality Leader for Canadian Fixed Income Research, Canadian Equity Sales, Canadian Equity Research and Analyst Service, Canadian Mergers and Acquisitions and Canadian Equity Capital Markets by Greenwich Associates.

•

Ranked #1 (tied) as a Greenwich 2014 Share Leader in Canadian Investment Banking Market Penetration and #3 (tied) in Canadian Large Corporate Cash Management Market Penetration by Greenwich Associates.

•	Ranked #2 (tied) as a 2014 Greenwich Share Leader for Canadian Equity Trading Share and #3 (tied) in Canadian Equity Research/Advisory Portfolio manager Vote Share by Greenwich Associates.
•	Ranked #2 as a 2014 Greenwich Share Leader in Canadian Foreign Exchange Market Share by Greenwich Associates.
•	Named Best Bank in Canadian Dollar Foreign Exchange by FX week magazine for the fourth consecutive year.

2015 Focus

•	Continue to earn leading market share in Canada without taking outsized risk.

Leverage our North American capabilities in select strategic sectors in international markets to expand our client offering

2014 Achievements

•	Named World’s Best Metals & Mining Investment Bank for the fifth consecutive year by Global Finance magazine.
•	Named Best Trade Bank in Canada for the fifth consecutive year and named Best Supply Chain Finance Bank in North America by Trade Finance magazine.
•	Co-financial advisor on one of the largest mining deals in recent years, representing the U.K.-based seller.

2015 Focus

•	Continue to serve global clients with North American interests and extend our global leadership in select strategic sectors.

Drive performance in our U.S. platform by leveraging our expanded distribution capabilities and focused research and coverage in strategic sectors

2014 Achievements

•	Ranked among Top 20 global investment banks, and 13th-largest investment bank in North and South America based on fees by Thomson Reuters.
•	Increased investment banking market share by 10% in our target U.S. mid-cap market year over year using Dealogic data.
•	Increased equity-raising lead mandates by 85% year over year.
•	Grew market share by 38% year over year in U.S. Equity Sales and Trading.

2015 Focus

•	Continue to drive performance in our U.S. client franchise with a greater weighting in corporate banking to further support our clients and the stability of future earnings.

54	BMO Financial Group 197th Annual Report 2014

Continue to enhance our risk management and regulatory compliance practices to be responsive to an evolving regulatory environment

2014 Achievements

•	Significantly invested in our next-generation market risk infrastructure which will generate future benefits for our risk governance structure.
•	Continued to invest and proactively position the business to meet regulatory requirements using a cross-border approach for both compliance and risk management.

2015 Focus

•	Continue to enhance our risk management, regulatory and compliance practices.

Financial Review

BMO Capital Markets net income increased $35 million or 3% to $1,079 million. The increase reflected growth in revenue across both Investment and Corporate Banking and Trading Products, with good contribution from our U.S. businesses, partially offset by an increase in expenses. Return on equity of 19.2% improved by 1.2% from the prior year.

Revenue increased $332 million or 10% to $3,724 million, driven by higher net securities gains and increases in trading revenues, lending revenues and investment banking fees, particularly in our U.S. platform. The stronger U.S. dollar increased revenue by $85 million.

Investment and Corporate Banking revenue increased $203 million or 16%, reflecting higher net securities gains and higher activity levels, particularly in equity underwriting, as well as growth in lending revenue.

Trading Products revenue increased $129 million or 6%, reflecting growth in trading revenues, particularly from equity trading and foreign exchange trading related to more favourable market conditions, as well as higher securities commissions and fees.

Our businesses continue to experience very low levels of credit losses. The recovery of credit losses was $18 million in 2014, compared to $36 million in 2013.

Non-interest expense increased $269 million or 13% to $2,353 million, resulting from higher employee-related expenses and increased support costs, both driven by a changing business and regulatory environment, as well as by stronger performance. The stronger U.S. dollar increased expenses by $63 million.

Net income from U.S. operations increased US$17 million or 8% to US$233 million. Revenue increased from the prior year, driven by growth in investment banking fees, higher gains on securities and an increase in commission fees, partially offset by a decline in trading revenues. Recoveries of credit losses were lower compared with 2013. Non-interest expense increased from the prior year, resulting from higher employee-related expenses and increased support costs, both driven by a changing business and regulatory environment.

BMO Capital Markets (Canadian $ in millions, except as noted)

As at or for the year ended October 31	2014	2013	2012
Net interest income (teb)	1,179	1,202	1,164
Non-interest revenue	2,545	2,190	2,085
Total revenue (teb)	3,724	3,392	3,249
Provision for (recovery of) credit losses	(18)	(36)	6
Non-interest expense	2,353	2,084	1,986
Income before income taxes	1,389	1,344	1,257
Provision for income taxes (teb)	310	300	272
Reported net income	1,079	1,044	985
Amortization of acquisition-related intangible assets (1)	1	2	1
Adjusted net income	1,080	1,046	986
Key Performance Metrics and Drivers
Trading Products revenue	2,254	2,125	2,063
Investment and Corporate Banking revenue	1,470	1,267	1,186
Net income growth (%)	3.3	6.0	1.0
Revenue growth (%)	9.8	4.4	(2.0)
Non-interest expense growth (%)	12.9	5.0	4.7
Return on equity (%)	19.2	18.0	20.9
Operating leverage (teb) (%)	(3.1)	(0.6)	(6.7)
Efficiency ratio (teb) (%)	63.2	61.4	61.1
Net interest margin on average earning assets (teb) (%)	0.53	0.59	0.60
Average common equity	5,422	5,582	4,527
Average earning assets	223,677	202,960	194,198
Average assets	260,962	247,609	251,562
Average current loans and acceptances	30,125	24,874	23,441
Average deposits	133,839	121,881	103,836
Full-time equivalent employees	2,376	2,247	2,176
U.S. Business Select Financial Data (US$ in millions)
Total revenue (teb)	1,190	1,069	1,019
Non-interest expense	900	834	829
Reported net income	233	216	139
Average earning assets	81,060	77,860	72,233
Average assets	90,574	93,919	94,391
Average current loans and acceptances	9,559	8,567	8,089
Average deposits	58,151	60,788	48,776
(1)	Before tax amounts of $2 million in 2014; $2 million in 2013; and $1 million in 2012 are included in non-interest expense.

Average assets of $261.0 billion increased $13.4 billion from the prior year. Higher levels of securities balances, increases in net loans and acceptances related to growth in corporate banking, and higher cash balances were partly offset by decreases in derivative financial assets, primarily due to declines in the fair value of interest rate contracts.

BMO Capital Markets participated in 1,496 new global issues in 2014, comprised of 666 corporate debt deals, 520 government debt deals and 310 equity transactions, raising $3,198 billion.

BMO Financial Group 197th Annual Report 2014	55

MANAGEMENT’S DISCUSSION AND ANALYSIS

Business Environment, Outlook and Challenges

BMO Capital Markets’ performance in fiscal 2014 reflected our balanced, diversified and client-focused business model, as well as our disciplined approach to risk management in an environment influenced by market factors that contribute to variability in results. There was growth in our Investment and Corporate Banking businesses, with particular improvement in equity underwriting activity, driven by active markets. Our diversified business mix has enabled us to generate earnings growth of 3% and improve our ROE from 18.0% to 19.2% in 2014.

Looking forward to fiscal 2015, we expect sustained, moderately stronger economic growth in both Canada and the United States. Falling unemployment rates and low levels of inflation are expected to continue in the United States, with moderate increases in interest rates expected in both Canada and the United States. Our capital markets outlook is influenced by the performance of financial markets, business confidence and evolving regulatory requirements. Despite some areas of weakness and concern in financial markets, we anticipate continued growth in revenue and earnings with a focus on driving further performance in our U.S. platform.

The Canadian and U.S. economic environment in fiscal 2014 and the outlook for fiscal 2015 are discussed in more detail in the Economic Developments and Outlook section on page 30.

Caution

This BMO Capital Markets section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

56	BMO Financial Group 197th Annual Report 2014

Corporate Services, including Technology and Operations

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and regulatory compliance, marketing, communications and human resources. T&O manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group.

The costs of providing these Corporate Units and T&O services are largely transferred to the three client operating groups (P&C, Wealth Management and BMO Capital Markets), and only relatively minor amounts are retained in Corporate Services results. As such, Corporate Services adjusted operating results largely reflect the impact of certain asset-liability management activities, the elimination of taxable equivalent adjustments, the results from certain impaired real estate secured assets and purchased loan accounting impacts. Corporate Services reported results in 2013 and prior years reflected a number of items and activities that were excluded from BMO’s adjusted results to help assess BMO’s performance. These adjusting items were not reflective of core operating results. They are itemized in the Non-GAAP Measures section on page 32.

Corporate Services focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience. Notable achievements during the year included:

•

Upgrades to our digital channels: launched new mobile application providing ten new functionalities such as eTransfers, bill management, booking an appointment, and travel notification; and new InvestorLine tablet application.

•

Improvements to our branch and ABM network: modernization of the retail branch network, which increases our footprint by equipping smaller branches with upgraded technology, and implementation of cheque image based capture at ABMs and deposit system technology in the United States with roll out in Canada to follow.

•	Realizing real estate synergies and improving our U.S. operations technology capabilities in channels, products, functions and infrastructure.
•	Continuing to advance the bank’s regulatory capabilities by implementing key functionalities to deal with a changing business and regulatory environment.

Financial Review

Corporate Services reported and adjusted net loss for the year was $193 million, compared with a reported net loss of $72 million and an adjusted net loss of $133 million a year ago. Beginning in 2014, the impact from the purchased performing loan portfolio is included in adjusted results. Adjusted recoveries of credit losses were $282 million lower, primarily due to $158 million lower recoveries on the purchased credit impaired loan portfolio and the impact of provisions on the purchased performing loan portfolio and the impaired real estate secured loan portfolio. Adjusted revenue improved $89 million mainly due to the inclusion of purchased performing loan revenue of $238 million, partially offset by a higher group teb offset of $132 million. Adjusted non-interest expense was up $15 million mainly due to higher technology investments and regulatory-related costs.

Corporate Services, including Technology and Operations

(Canadian $ in millions, except as noted)

As at or for the year ended October 31	2014	2013	2012
Net interest income before group teb offset	(62)	408	611
Group teb offset	(476)	(344)	(266)
Net interest income (teb)	(538)	64	345
Non-interest revenue	147	147	457
Total revenue (teb)	(391)	211	802
Recovery of credit losses	(123)	(175)	(151)
Non-interest expense	469	800	976
Loss before income taxes	(737)	(414)	(23)
Recovery of income taxes (teb)	(544)	(342)	(347)
Reported net income (loss)	(193)	(72)	324
Adjusted total revenue (teb)	(391)	(480)	(261)
Adjusted recovery of credit losses	(123)	(405)	(445)
Adjusted non-interest expense	469	454	385
Adjusted net income (loss)	(193)	(133)	131
Full-time equivalent employees	13,936	13,502	13,885
U.S. Business Select Financial Data (US$ in millions)
Total revenue (teb)	(183)	315	652
Recovery of credit losses	(120)	(256)	(168)
Non-interest expense	146	420	537
Provision for (recovery of) income taxes (teb)	(103)	38	29
Reported net income (loss)	(106)	113	254
Adjusted total revenue (teb)	(183)	(313)	(127)
Adjusted recovery of credit losses	(117)	(398)	(441)
Adjusted non-interest expense	146	163	93
Adjusted net income (loss)	(105)	(28)	215

Corporate Services Provision for Credit Losses

(Canadian $ in millions)

As at or for the year ended October 31	2014	2013	2012
Impaired real estate loans	21	(43)	20
Interest on impaired loans	26	48	44
Purchased credit impaired loans	(252)	(410)	(509)
Purchased performing loans (1)	82	–	–
Recovery of credit losses, adjusted basis	(123)	(405)	(445)
Purchased performing loans (1)	–	240	291
Decrease in collective allowance	–	(10)	3
Recovery of credit losses, reported basis	(123)	(175)	(151)
Average loans and acceptances	452	972	1,847
Year-end loans and acceptances	306	526	1,314
(1)	Effective the first quarter of 2014, Corporate Services adjusted results include credit-related items in respect of the purchased performing loan portfolio. Further details are provided in the Non-GAAP Measures section on page 32.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

BMO Financial Group 197th Annual Report 2014	57

MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary Quarterly Earnings Trends

BMO’s results and performance measures for the past eight quarters are outlined on page 59.

Periodically, certain business lines and units within the business lines are transferred between client operating groups to more closely align BMO’s organizational structure and its strategic priorities. Comparative figures have been restated to conform to the current presentation.

Over the past two years, we have remained focused on executing our strategic priorities. Economic conditions have generally been stable to improving.

Seasonality

BMO’s quarterly earnings, revenue and expense are modestly affected by seasonal factors. Since our second fiscal quarter has 89 days (90 in a leap year) and other quarters have 92 days, second-quarter results are lower relative to other quarters because there are fewer calendar days, and thus fewer business days. The months of July (third quarter) and August (fourth quarter) are typically characterized by lower levels of capital markets activity, which has an effect on results in Wealth Management and BMO Capital Markets. The December holiday season also contributes to a slowdown in some activities.

Canadian P&C

Canadian P&C’s strong momentum has continued since the second half of 2013. Improved net income in the last six quarters was driven by good revenue growth that has been at least 6% for each of the last four quarters. Revenue growth was due to continued loan and deposit balance growth with net interest margin remaining stable over the past five quarters. Loan growth has been strong, although abating in recent quarters, and deposit growth has been strong over the past six quarters. Expenses have grown moderately as a result of continued investment in the business. Provisions for credit losses have decreased in 2014 compared to the prior year, and have remained relatively consistent over the past four quarters.

U.S. P&C

U.S. P&C had strong results in the first quarter of 2013 and results were relatively stable in the second and third quarters due to core commercial and industrial loan growth and lower expenses compared to the prior year, offsetting lower margins and balances in certain portfolios. Results in the fourth quarter of 2013 were negatively impacted by above trend provisions for credit losses. A significant increase in provisions for credit losses in the fourth quarter of 2013 led to lower earnings. Results in the third quarter of 2014 reflect improved revenue growth, primarily driven by strong commercial loan growth, which continued in the fourth quarter as revenue remained stable and provisions for credit losses declined. Net interest margin has declined relative to 2013, primarily due to lower loan spreads due to competitive loan pricing, changes in mix including loans growing faster than deposits and a decline in deposit spreads given the low-rate environment.

Wealth Management

Wealth Management operating results have grown significantly since 2013. Traditional wealth operating results benefited from the acquired F&C business in the second half of 2014, as well as good organic growth in client assets. The fourth quarter of the prior year included a large security gain. Excluding this gain, the traditional wealth businesses recorded double-digit revenue growth for the past six quarters. Expenses have grown as we continue to make investments in our sales force for future revenue growth. The fourth quarter of the current year includes costs related to the settlement of a legal matter. Quarterly results in the insurance businesses have been subject to variability, resulting primarily from changes in long-term interest rates and methodology and actuarial assumptions changes. There was continued growth in both the underlying creditor and life insurance businesses.

BMO Capital Markets

Building on the momentum of 2012 and improved results in 2013, BMO Capital Markets continued to show strength in the first three quarters of 2014, benefiting from favourable market conditions as well as a consistent and diversified strategy, with good revenue performance across both Investment and Corporate Banking and Trading Products. Results in the fourth quarter of 2014 were impacted by lower client activity levels.

Provisions for Credit Losses

BMO’s PCL measured as a percentage of loans and acceptances has been declining since 2012 with some quarter-to-quarter variability – this is particularly notable when the recoveries from the purchased credit impaired loan portfolio are excluded.

Corporate Services

Corporate Services quarterly net income can vary, in large part due to the inclusion of the adjusting items in 2013, which are largely recorded in Corporate Services, and recoveries of credit losses on the purchased credit impaired portfolio in all periods. Reduced recoveries in the first quarter of 2013, together with lower revenue and increased expenses, lowered Corporate Services results that quarter. These recoveries increased in the last three quarters of 2013, reducing the net loss. Adjusted quarterly net income decreased in 2014, reflecting variability in the recoveries and in Corporate Services revenue.

Foreign Exchange

Fluctuations in exchange rates in 2012 and 2013 were subdued. The U.S. dollar strengthened significantly in 2014, with the exception of a slight weakening in the third quarter of 2014. A stronger U.S. dollar increases the translated value of U.S.-dollar-denominated revenues, expenses, provisions for (recoveries of) credit losses, income taxes and net income.

Provision for Income Taxes

The effective income tax rate can vary, as it depends on the timing of resolution of certain tax matters, recoveries of prior periods’ income taxes and the relative proportion of earnings attributable to the different jurisdictions in which we operate.

Caution

This Summary Quarterly Earnings Trends section contains forward-looking statements.

Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

58	BMO Financial Group 197th Annual Report 2014

Summarized Statement of Income and Quarterly Financial Measures

(Canadian $ in millions, except as noted)	Q4-2014	Q3-2014	Q2-2014	Q1-2014	Q4-2013	Q3-2013	Q2-2013	Q1-2013
Net interest income	2,178	2,107	2,063	2,113	2,117	2,183	2,129	2,248
Non-interest revenue	2,162	2,108	1,978	2,009	2,021	1,817	1,764	1,784
Total revenue	4,340	4,215	4,041	4,122	4,138	4,000	3,893	4,032
Provision for credit losses – specific (see below)	170	130	162	99	189	56	174	178
Provision for (recovery of) credit losses – collective	–	–	–	–	–	20	(30)	–
Non-interest expense	2,887	2,756	2,594	2,684	2,580	2,526	2,550	2,570
Income before provision for income taxes	1,283	1,329	1,285	1,339	1,369	1,398	1,199	1,284
Provision for income taxes	213	203	209	278	295	275	237	248
Reported net income (see below)	1,070	1,126	1,076	1,061	1,074	1,123	962	1,036
Adjusted net income (see below)	1,111	1,162	1,097	1,083	1,088	1,122	984	1,029

Provision for credit losses – specific
Canadian P&C	133	134	133	141	166	125	153	128
U.S. P&C	43	52	50	19	96	40	55	32
Personal and Commercial Banking	176	186	183	160	262	165	208	160
Wealth Management	(1)	(3)	2	(1)	1	(1)	1	2
BMO Capital Markets	(7)	(6)	(4)	(1)	(17)	2	(6)	(15)
Corporate Services, including T&O	2	(47)	(19)	(59)	(57)	(110)	(29)	31
BMO Financial Group provision for credit losses – specific	170	130	162	99	189	56	174	178

Operating group reported net income
Canadian P&C	524	526	480	484	458	486	421	447
U.S. P&C	168	159	155	166	102	149	151	179
Personal and Commercial Banking	692	685	635	650	560	635	572	626
Wealth Management	226	190	194	175	311	217	140	162
BMO Capital Markets	191	306	305	277	217	268	261	298
Corporate Services, including T&O	(39)	(55)	(58)	(41)	(14)	3	(11)	(50)
BMO Financial Group net income	1,070	1,126	1,076	1,061	1,074	1,123	962	1,036

Operating group adjusted net income
Canadian P&C	526	528	482	486	461	489	422	450
U.S. P&C	180	171	167	178	114	161	164	192
Personal and Commercial Banking	706	699	649	664	575	650	586	642
Wealth Management	253	212	200	183	318	224	147	168
BMO Capital Markets	191	306	306	277	217	269	262	298
Corporate Services, including T&O	(39)	(55)	(58)	(41)	(22)	(21)	(11)	(79)
BMO Financial Group adjusted net income	1,111	1,162	1,097	1,083	1,088	1,122	984	1,029

Information per Common Share ($)
Dividends declared	0.78	0.78	0.76	0.76	0.74	0.74	0.74	0.72
Earnings
Basic	1.57	1.68	1.61	1.58	1.60	1.67	1.41	1.51
Diluted	1.56	1.67	1.60	1.58	1.60	1.66	1.40	1.51
Adjusted earnings
Basic	1.63	1.73	1.64	1.62	1.62	1.66	1.44	1.50
Diluted	1.63	1.73	1.63	1.61	1.62	1.66	1.44	1.50
Book value	48.18	46.69	45.94	45.60	43.22	41.96	40.87	40.13
Market price
High	85.71	82.79	76.68	74.69	73.90	65.99	64.50	64.70
Low	76.41	74.28	67.04	68.01	63.21	58.68	61.51	56.74
Close	81.73	81.27	75.55	68.06	72.62	63.87	63.19	62.99

Financial Measures (%)
Dividend yield	3.8	3.8	4.0	4.5	4.1	4.6	4.7	4.6
Return on equity	13.1	14.4	14.3	14.2	14.8	15.5	14.2	14.9
Adjusted return on equity	13.7	14.9	14.6	14.5	15.0	15.5	14.6	14.8
Net interest margin on average earning assets	1.60	1.58	1.59	1.62	1.69	1.78	1.82	1.87
Adjusted net interest margin on average earning assets	1.60	1.58	1.59	1.62	1.60	1.65	1.67	1.70
Efficiency ratio	66.5	65.4	64.2	65.1	62.3	63.2	65.5	63.8
Efficiency ratio, excluding PBCAE (1)	62.2	58.2	59.4	59.9	59.7	61.8	60.2	61.4
Adjusted efficiency ratio	65.3	64.2	63.5	64.3	61.9	63.6	64.3	64.1
Adjusted efficiency ratio, excluding PBCAE (1)	61.1	57.2	58.8	59.2	59.3	62.2	58.8	61.6
Operating leverage	(7.0)	(3.7)	1.9	(2.1)	3.9	1.8	(3.5)	(2.5)
Adjusted operating leverage	(5.9)	(1.1)	1.2	(0.3)	0.6	0.4	(1.4)	(0.7)
PCL as a % of average net loans and acceptances	0.23	0.18	0.22	0.14	0.27	0.11	0.22	0.28
Effective tax rate	16.6	15.3	16.2	20.8	21.6	19.7	19.8	19.3
Adjusted effective tax rate	16.8	15.6	16.5	20.9	21.5	19.2	19.0	19.0
Canadian/U.S. dollar average exchange rate ($)	1.111	1.081	1.103	1.080	1.042	1.038	1.018	0.995
Cash and securities-to-total assets	30.2	33.0	32.1	32.3	31.4	31.1	30.3	30.8

Capital Ratios (%)
Common Equity Tier 1 Ratio	10.1	9.6	9.7	9.3	9.9	9.6	9.7	9.4
Tier 1 Capital Ratio	12.0	11.4	11.1	10.6	11.4	11.2	11.3	11.1
Total Capital Ratio	14.3	13.3	13.0	12.4	13.7	13.5	13.7	13.4

(1) This ratio is calculated excluding insurance policyholder benefits, claims and acquisition expenses (PBCAE).

In the opinion of Bank of Montreal management, information that is derived from unaudited financial information, including information as at and for the interim periods, includes all adjustments necessary for a fair presentation of such information. All such adjustments are of a normal and recurring nature. Financial ratios for interim periods are stated on an annualized basis, where appropriate, and the ratios, as well as interim operating results, are not necessarily indicative of actual results for the full fiscal year.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

BMO Financial Group 197th Annual Report 2014	59

MANAGEMENT’S DISCUSSION AND ANALYSIS

Review of Fourth Quarter 2014 Performance

Reported net income for the fourth quarter of 2014 was $1,070 million, down $4 million from a year ago. Adjusted net income for the fourth quarter was $1,111 million, up $23 million or 2% from a year ago. Adjusted results for the quarter exclude the amortization of acquisition-related intangible assets of $42 million ($32 million after tax) and acquisition integration costs of $11 million ($9 million after tax); or a total impact of $0.07 per share. Summary income statements and data for the quarter and comparative quarters are outlined on page 59. Adjusting items are included in Corporate Services except the amortization of acquisition-related intangible assets, which is charged to the operating groups. Acquisition integration costs in 2014 related to F&C are charged to Wealth Management.

Amounts in the rest of this Review of Fourth Quarter 2014 Performance section are stated on an adjusted basis.

Net income growth was driven by good results in Canadian P&C, U.S. P&C and Wealth Management. Canadian P&C results were up 14% from a year ago, driven by higher revenue from higher balance and fee volumes across most products and lower provisions for credit losses, partially offset by higher expenses. Wealth Management continued to deliver good results, with growth of $56 million or 28%, excluding the $121 million after-tax security gain in the prior year. BMO Capital Markets results decreased as higher revenue was more than offset by higher expenses and lower loan recoveries. U.S. P&C net income was up on a U.S. dollar basis due to lower provisions for credit losses and higher revenue partly offset by increased expenses. Corporate Services results were lower due to lower recoveries primarily on the purchased credit impaired loan portfolio and higher expenses, partially offset by above trend revenue.

Revenue increased $330 million or 8% to $4,340 million. Excluding the impact of the stronger U.S. dollar, revenue increased by $258 million or 6%. Canadian P&C had good revenue growth due to strong balance and fee volume growth across most products. Wealth Management revenue increased, excluding the $191 million security gain in the prior year, due to the impact from the acquired F&C business, higher fee-based revenue from strong growth in client assets and higher insurance revenue. BMO Capital Markets revenue increased 2% year over year with solid growth from Investment and Corporate Banking, partly offset by lower revenues in Trading Products, in part due to the introduction of a funding valuation adjustment which reduced revenue by $39 million. U.S. P&C revenue increased on a U.S. dollar basis, due to strong commercial loan and deposit growth, partially offset by lower net interest margin. Corporate Services revenue improved primarily due to higher net interest income and credit-related revenue on the purchased performing loan portfolio.

Net interest income increased $178 million or 9% to $2,178 million, principally due to volume growth, the impact of the stronger U.S. dollar and revenue from the purchased performing loan portfolio. BMO’s overall net interest margin was unchanged at 1.60%. Average earning assets increased $43.8 billion or 9% to $540.0 billion, including a $13.6 billion increase as a result of the stronger U.S. dollar.

Non-interest revenue increased $152 million or 8% to $2,162 million, with significant increases in mutual fund revenues and investment management and custodial fees as a result of the acquisition of F&C, and increases in all other types of non-interest revenue, with the exception of securities gains and other.

Non-interest expense increased $349 million or 14% to $2,834 million. Excluding the impact of the stronger U.S. dollar, non-interest expense increased by $286 million or 12%, primarily due to increased technology and support costs related to a changing business and regulatory environment, the impact of the F&C acquisition, higher employee-related expenses and costs related to the settlement of a legal matter.

The provision for credit losses of $170 million increased by $30 million from the prior year, due to lower recoveries primarily on the purchased credit impaired loan portfolio. There was no net change to the collective allowance in the quarter.

The provision for income taxes of $225 million decreased $72 million from a year ago. The effective tax rate was 16.8% in the current quarter, compared with 21.5% a year ago primarily due to a lower proportion of income from higher tax-rate jurisdictions.

Adjusted results in this table are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

60	BMO Financial Group 197th Annual Report 2014

2013 Financial Performance Review

The preceding discussions in the MD&A focused on our performance in 2014. This section summarizes our performance in fiscal 2013 relative to fiscal 2012. As noted on page 26, certain prior year data has been reclassified to conform to the presentation in 2014, including restatements arising from transfers between operating groups and restatements arising from the adoption of several new and amended IFRS reporting and accounting standards. Further information on restatements is provided on page 43.

Net Income

Net income increased $39 million or 1% to $4,195 million in fiscal 2013 and earnings per share (EPS) increased $0.07 or 1% to $6.17. Adjusted net income increased $164 million or 4% to $4,223 million and adjusted EPS increased $0.26 or 4% to $6.21, reflecting significant adjusted net income growth in Wealth Management and good growth in Canadian P&C and BMO Capital Markets, with U.S. P&C relatively unchanged and a decline in Corporate Services.

Adjusting items are detailed in the Non-GAAP Measures section on page 32.

Return on Equity

Return on equity and adjusted return on equity were 14.9% and 15.0%, respectively, compared with 15.9% and 15.5%, respectively, in 2012. There was an increase of $64 million in earnings ($189 million in adjusted earnings) available to common shareholders. Average common shareholders’ equity increased by almost $2.1 billion from 2012, primarily due to internally generated capital.

Revenue

Revenue increased $134 million or 1% in 2013 to $16,063 million. Adjusted revenue increased $506 million or 3% to $15,372 million. Excluding the impact of the stronger U.S. dollar, adjusted revenue increased $419 million or 3%, due to growth in Wealth Management, BMO Capital Markets and Canadian P&C.

Provisions for Credit Losses

BMO recorded a provision for credit losses of $587 million in 2013, compared with $764 million in 2012. The adjusted provision for credit losses was $357 million in 2013, compared with $470 million in 2012. The improvement reflects decreases in provisions in all of our operating groups, offset in part by lower recoveries on the purchased credit impaired loan portfolio.

Non-Interest Expense

Non-interest expense increased $91 million or 1% to $10,226 million in 2013. Adjusted non-interest expense increased $345 million or 4% to $9,755 million. Excluding the impact of the stronger U.S. dollar, adjusted non-interest expense increased by only 3%.

Provision for Income Taxes

The provision for income taxes was $1,055 million in 2013, compared with $874 million in 2012. The adjusted provision for income taxes in 2013 was $1,037 million, compared with $927 million in 2012. The effective tax rate in 2013 was 20.1%, compared with 17.4% in 2012. The adjusted effective tax rate in 2013 was 19.7%, compared with 18.6% in 2012. The higher adjusted effective tax rate in 2013 was mainly attributable to lower recoveries of prior years’ income taxes.

Canadian P&C

Net income in Canadian P&C in 2013 rose $63 million or 4% to $1,812 million. Revenue increased $122 million to $6,106 million, due to growth in balances and fees across most products, partially offset by lower net interest margin. Non-interest expense increased $83 million or 3% to $3,126 million, primarily due to continued investment in the business, including our distribution network, net of strong expense management.

U.S. P&C

Net income in U.S. P&C increased $10 million or 2% in 2013 to $581 million, while adjusted net income of $631 million was relatively unchanged. On a U.S. dollar basis, net income of $570 million was relatively unchanged, while adjusted net income decreased $13 million or 2% to $619 million. Revenue decreased $88 million or 3% to $2,906 million, and decreased $145 million or 5% on a U.S. dollar basis, as the benefits of strong growth in core commercial and industrial loans and deposits and higher commercial lending fees were more than offset by the effects of lower net interest margin, reductions in certain portfolios and lower deposit and debit card fees. Adjusted non-interest expense decreased $28 million or 2% to $1,793 million, and decreased $64 million or 4% to $1,752 million on a U.S. dollar basis, primarily as a result of synergy-related savings and cost reductions resulting from productivity initiatives, partially offset by the effects of selective investments in the business and higher regulatory-related costs.

Wealth Management

Net income in Wealth Management was $830 million, up $303 million or 57% from 2012. Adjusted net income was $857 million, up $309 million or 56%. Adjusted net income in our traditional wealth businesses was $596 million, up $206 million or 53%. The significant increase was driven by a security gain of $121 million after tax and strong growth of 22% in our other wealth businesses. Adjusted net income in insurance was $261 million, up $103 million or 65%. Revenue increased $548 million or 19% to $3,448 million in 2013. Revenue in our traditional wealth businesses increased 16%, reflecting strong performance driven by growth in client assets, a $191 million security gain and the benefit of recent acquisitions. Insurance revenue increased 49% as the prior year results were impacted by unfavourable movements in long-term interest rates, and there was continued growth in both the underlying creditor and life insurance businesses. Non-interest expense increased $132 million or 6% to $2,347 million. Adjusted non-interest expense increased $124 million or 6% to $2,311 million, due to growth in revenue-based costs and the costs of recent acquisitions, partly offset by the benefits of a continued focus on productivity.

BMO Financial Group 197th Annual Report 2014	61

MANAGEMENT’S DISCUSSION AND ANALYSIS

BMO Capital Markets

Net income in BMO Capital Markets increased $59 million or 6% to $1,044 million in 2013. The increase reflected growth in revenues and higher recoveries of credit losses, partially offset by an increase in expenses. Revenue increased $143 million or 4% to $3,392 million, driven by increases in trading revenues and investment banking fees, particularly in our U.S. platform. Investment and Corporate Banking revenue increased $81 million, reflecting higher activity levels as well as growth in corporate banking levels. Trading Products revenue increased $62 million, reflecting growth in trading revenues related to improved market conditions, partly offset by a decrease in revenues from interest-rate-sensitive businesses and lower securities commissions. Non-interest expense increased $98 million or 5% to $2,084 million, resulting from stronger revenue performance and increased technology and support costs related to a changing business and regulatory environment.

Corporate Services

Corporate Services net loss for the year was $72 million, compared with net income of $324 million in 2012. The adjusted net loss was $133 million, compared with adjusted net income of $131 million in 2012. Adjusted revenue decreased $219 million, primarily due to a group teb offset that was $78 million higher than the prior year and a decline in treasury-related items. Adjusted non-interest expense increased $69 million, primarily due to increases in regulatory-related and technology costs. Adjusted recoveries of credit losses were $40 million lower, primarily due to lower recoveries on the purchased credit impaired loan portfolio, offset in part by recoveries on the impaired real estate loan portfolio in 2013, compared to provisions in 2012.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

Financial Condition Review

Summary Balance Sheet

(Canadian $ in millions) As at October 31	2014	2013	2012	2011	2010
Assets
Cash and interest bearing deposits with banks	34,496	32,607	26,256	25,656	20,554
Securities	143,319	135,800	129,441	122,115	123,399
Securities borrowed or purchased under resale agreements	53,555	39,799	47,011	37,970	28,102
Net loans and acceptances	303,038	279,294	253,846	238,885	176,643
Other assets	54,251	49,544	68,130	75,949	62,942
Total assets	588,659	537,044	524,684	500,575	411,640
Liabilities and Shareholders’ Equity
Deposits	393,088	368,369	325,235	302,373	249,251
Other liabilities	155,254	133,500	165,813	164,197	135,933
Subordinated debt	4,913	3,996	4,093	5,348	3,776
Capital trust securities	–	–	–	821	800
Shareholders’ equity	34,313	30,107	28,108	26,353	21,880
Non-controlling interest in subsidiaries (1)	1,091	1,072	1,435	1,483	–
Total liabilities and shareholders’ equity	588,659	537,044	524,684	500,575	411,640
(1)	Included in other liabilities under CGAAP in 2010.

Overview

Total assets increased $51.6 billion from the prior year to $588.7 billion, including a $17.1 billion increase due to the stronger U.S. dollar. The increase was comprised of net loans and acceptances of $23.7 billion, securities borrowed or purchased under resale agreements of $13.8 billion, securities of $7.5 billion, cash and interest bearing deposits with banks of $1.9 billion, and other assets of $4.7 billion.

Liabilities and shareholders’ equity increased $51.6 billion, including a $17.1 billion increase as a result of the stronger U.S. dollar. The increase was comprised of deposits of $24.7 billion, other liabilities of $21.8 billion, shareholders’ equity of $4.2 billion and subordinated debt of $0.9 billion.

Cash and Interest Bearing Deposits with Banks

Cash and interest bearing deposits with banks increased $1.9 billion to $34.5 billion in 2014, primarily reflecting an increase in balances held with the Federal Reserve.

Securities

(Canadian $ in millions) As at October 31	2014	2013	2012	2011	2010
Trading	85,022	75,159	70,109	69,925	71,710
Available-for-sale	46,966	53,710	57,340	51,426	50,543
Held-to-maturity	10,344	6,032	875	–	–
Other	987	899	1,117	764	1,146
	143,319	135,800	129,441	122,115	123,399

Securities increased $7.5 billion to $143.3 billion, primarily reflecting increases in trading securities and held-to-maturity securities, partially offset by a decrease in available-for-sale securities. The increase in trading securities is primarily related to client-driven activities in BMO Capital Markets. The increase in held-to-maturity securities reflects higher levels of supplemental liquid assets held to support contingent liability requirements. Supplemental liquid assets held in available-for-sale securities have declined from the prior year.

62	BMO Financial Group 197th Annual Report 2014

Securities Borrowed or Purchased Under Resale Agreements

Securities borrowed or purchased under resale agreements increased $13.8 billion to $53.6 billion, in line with the increase in securities lent or sold under repurchase agreements. Both increases were driven by client activities.

Loans and Acceptances

(Canadian $ in millions) As at October 31	2014	2013	2012	2011	2010
Residential mortgages	101,013	96,392	84,211	81,075	48,715
Consumer instalment and other personal	64,143	63,640	61,436	59,445	51,159
Credit cards	7,972	7,870	7,814	8,038	3,308
Businesses and governments	120,766	104,585	94,072	84,883	68,338
Customers’ liability under acceptances	10,878	8,472	8,019	7,227	7,001
Gross loans and acceptances	304,772	280,959	255,552	240,668	178,521
Allowance for credit losses	(1,734)	(1,665)	(1,706)	(1,783)	(1,878)
Net loans and acceptances	303,038	279,294	253,846	238,885	176,643

Net loans and acceptances increased $23.7 billion to $303.0 billion, including a $7.1 billion increase due to the stronger U.S. dollar. The increase was primarily due to an increase in loans to businesses and governments across most operating groups and an increase in residential mortgages primarily in Canadian P&C.

Table 7 on page 112 provides a comparative summary of loans by geographic location and product. Table 9 on page 113 provides a comparative summary of net loans in Canada by province and industry. Loan quality is discussed on pages 86 and 87 and further details on loans are provided in Notes 4, 5 and 8 to the financial statements, starting on page 136.

Other Assets

Other assets increased $4.7 billion to $54.3 billion, primarily reflecting a $2.4 billion increase in derivative financial instrument assets, largely due to an increase in the fair value of foreign exchange contracts, partially offset by a decrease in the fair value of interest rate contracts. The balance of other assets, which includes premises and equipment, goodwill and intangible assets, current and deferred tax assets, accounts receivable and prepaid expenses, increased $2.3 billion, primarily due to increases in goodwill and intangible assets associated with the acquisition of F&C. Derivative instruments are detailed in Note 10 on page 146 of the financial statements.

Deposits

(Canadian $ in millions) As at October 31	2014	2013	2012	2011	2010
Banks	18,243	20,591	18,102	20,877	19,435
Businesses and governments	239,139	222,346	188,103	159,209	130,773
Individuals	135,706	125,432	119,030	122,287	99,043
	393,088	368,369	325,235	302,373	249,251

Deposits increased $24.7 billion to $393.1 billion, including an increase of $14.3 billion due to the stronger U.S. dollar. The increase was largely driven by a $10.3 billion increase in deposits by individuals, primarily in Canada, and a $16.8 billion increase in deposits by businesses and governments, reflecting higher levels of wholesale and customer deposits; while deposits by banks decreased $2.3 billion. Further details on the composition of deposits are provided in Note 15 on page 156 of the financial statements and in the Liquidity and Funding Risk section on page 95.

Other Liabilities

Other liabilities increased $21.8 billion to $155.3 billion, primarily driven by an increase of $10.8 billion in securities lent or sold under repurchase agreements related to client-driven activities, an increase of $4.9 billion in securities sold but not yet purchased, an increase of $2.4 billion in acceptances and an increase of $1.7 billion in derivatives. Further details on the composition of other liabilities are provided in Note 16 on page 157 of the financial statements.

Subordinated Debt

Subordinated debt increased $0.9 billion. Further details on the composition of subordinated debt are provided in Note 17 on page 158 of the financial statements.

Shareholders’ Equity

(Canadian $ in millions) As at October 31	2014	2013	2012	2011	2010
Share capital
Preferred shares	3,040	2,265	2,465	2,861	2,571
Common shares	12,357	12,003	11,957	11,332	6,927
Contributed surplus	304	315	213	113	92
Retained earnings	17,237	15,087	13,456	11,381	12,848
Accumulated other comprehensive income (loss)	1,375	437	17	666	(558)
	34,313	30,107	28,108	26,353	21,880

Shareholders’ equity increased $4.2 billion to $34.3 billion, reflecting growth in retained earnings, accumulated other comprehensive income and share capital. The share capital increase is driven by the issuance of preferred shares, as well as the issuance of common shares under the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP) and Stock Option Plan. BMO’s DRIP is described in the Enterprise-Wide Capital Management section that follows. Our Consolidated Statement of Changes in Equity on page 126 provides a summary of items that increase or reduce shareholders’ equity, while Note 20 on page 161 of the financial statements provides details on the components of and changes in share capital. Details of our enterprise-wide capital management practices and strategies can be found on the following page.

All 2010 data is based on CGAAP in this section. 2011 has not been restated to reflect the new IFRS standards adopted in 2014.

BMO Financial Group 197th Annual Report 2014	63

MANAGEMENT’S DISCUSSION AND ANALYSIS

Enterprise-Wide Capital Management

BMO’s Common Equity Tier 1 Ratio of 10.1% is strong and exceeds regulatory requirements.

Objective

BMO is committed to a disciplined approach to capital management that balances the interests and requirements of shareholders, regulators, depositors and rating agencies. Our objective is to maintain a strong capital position in a cost-effective structure that:

•	is appropriate given our target regulatory capital ratios and internal assessment of required economic capital;
•	is consistent with our target credit ratings;
•	underpins our operating groups’ business strategies; and
•	supports depositor, investor and regulator confidence, while building long-term shareholder value.

Capital Management Framework

The principles and key elements of BMO’s capital management framework are outlined in our capital management corporate policy and in our annual capital plan, which includes the results of our Internal Capital Adequacy Assessment Process (ICAAP).

ICAAP is an integrated process that evaluates capital adequacy on both a regulatory and an economic capital basis, and is used to establish capital targets and capital strategies that take into consideration the strategic direction and risk appetite of the enterprise. The capital plan is developed considering our ICAAP and in conjunction with our annual business plan, promoting alignment between our business and risk strategies, regulatory and economic capital requirements and the availability of capital. Regulatory and economic capital adequacy is assessed by comparing capital supply (the amount of capital available to support risks) to capital demand (the capital required to support the risks arising from our business activities). Enterprise-wide stress testing and scenario analysis are also used to assess the impact of various stress conditions on BMO’s risk profile and capital requirements. The framework seeks to ensure that we are adequately capitalized given the risks we take, and supports the determination of limits, goals and performance measures that are used to manage balance sheet positions, risk levels and capital requirements at both the consolidated entity and line of business levels. Assessments of actual and forecast capital adequacy are compared to the capital plan throughout the year, and the capital plan is updated as required, based on changes in our business activities, risk profile or operating environment.

BMO uses a combination of regulatory and economic capital to evaluate business performance and considers capital implications in its strategic, tactical and transactional decision-making. By allocating our capital to operating groups and measuring their performance in relation to the capital necessary to support the risks in their business, we seek to optimize our risk-adjusted return to shareholders, while maintaining a well-capitalized position. This approach aims to protect our stakeholders from the risks inherent in our various businesses, while still allowing the flexibility to deploy resources to support the strategic growth activities of our operating groups. Capital in excess of what is required to support our line of business activities is held in Corporate Services.

For further discussion of the risks that arise from our business activities, refer to the Enterprise-Wide Risk Management section on page 77.

Governance

The Board of Directors, either directly or in conjunction with its Risk Review Committee, provides ultimate oversight and approval of capital management, including our capital management corporate policy framework, capital plan and capital adequacy assessments. The board regularly reviews BMO’s capital position, key capital management activities and, with the Risk Review Committee, the ICAAP-determined capital adequacy assessment results. The Balance Sheet and Capital Management Committee provides senior management oversight, including the review and discussion of significant capital management policies, issues and activities and, along with the Risk Management Committee, the capital required to support the execution of our enterprise-wide strategy. Finance and Risk Management are responsible for the design and implementation of the corporate policies and framework related to capital, risk management and the ICAAP.

Regulatory Capital

Common equity is the most permanent form of capital. Common Equity Tier 1 (CET1) capital is comprised of common shareholders’ equity less deductions for goodwill, intangible assets, defined benefit pension assets, certain deferred tax assets and certain other items. Additional Tier 1 capital primarily consists of preferred shares and innovative hybrid instruments, less certain regulatory deductions. Tier 1 capital is comprised of CET1 and Additional Tier 1 capital. Tier 2 capital is primarily comprised of subordinated debentures and a portion of the collective and individual allowance for credit losses, less certain regulatory deductions. Total capital includes Tier 1 and Tier 2 capital.

Since the first quarter of 2013, regulatory capital requirements for BMO have been determined on a Basel III basis. In 2014, the minimum Basel III capital ratios proposed by the Basel Committee on Banking Supervision (BCBS) were a 4% CET1 Ratio, 5.5% Tier 1 Capital Ratio and 8% Total Capital Ratio. These ratios are calculated using a five-year transitional phase-in of regulatory adjustments and a nine-year transitional phase-out of instruments that no longer qualify as regulatory capital under the Basel III rules. However, guidance issued by the Office of the Superintendent of Financial Institutions Canada (OSFI) required Canadian deposit-taking institutions to meet the 2019 Basel III capital requirements in 2013, other than the phase-out of non-qualifying capital instruments, and OSFI has expected them to attain a target Basel III CET1 Ratio of at least 7% (4.5% minimum plus 2.5% Capital Conservation Buffer) since January 31, 2013 (also referred to as the “all-in” requirements).

64	BMO Financial Group 197th Annual Report 2014

In March 2013, OSFI issued guidance designating the six largest Canadian banks, including BMO, as domestic systemically important banks (D-SIBs). The D-SIBs are subject to continued enhanced supervision and disclosure. Commencing on January 1, 2016, the D-SIBs will be required to hold an additional 1% Common Equity Surcharge in addition to the 2.5% Capital Conservation Buffer. No Canadian banks are currently considered to be globally systemically important.

The fully implemented Basel III requirements and the OSFI “all-in” Basel III requirements are summarized in the following table.

Regulatory Capital Requirements (% of Risk-Weighted Assets)

	Common Equity Tier 1 Ratio (1)	Tier 1 Capital Ratio	Total Capital Ratio	Leverage Ratio (3)
Basel III – Stated 2019 minimum requirements	4.5	6.0	8.0	3.0
Plus: Capital Conservation Buffer (2) (effective January 1, 2013)	2.5	2.5	2.5	na
Plus: D-SIB Common Equity Surcharge (effective January 1, 2016)	1.0	1.0	1.0	na
OSFI Basel III effective requirements (4)	8.0	9.5	11.5	3.0
(1)	The minimum 4.5% CET1 Ratio requirement is augmented by the 2.5% Capital Conservation Buffer that can absorb losses during periods of stress. The Capital Conservation Buffer for BMO will be augmented in 2016 with the addition of the 1% Common Equity Surcharge for D-SIBs. If a bank’s capital ratios fall within the range of this combined buffer, restrictions on discretionary distributions of earnings (such as dividends, equity repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.
(2)	The Capital Conservation Buffer does not include the counter-cyclical capital buffer of up to 2.5% of CET1, which may be required on a national basis by supervisors if they perceive credit growth resulting in systemic risk. If imposed, this additional buffer would be effectively combined with the Capital Conservation Buffer.
(3)	A 3% minimum Leverage Ratio has been established by the BCBS. It will be subject to monitoring and analysis during a four-year parallel run test period, which began on January 1, 2013. Depending upon the results of the parallel run testing, there could be subsequent adjustments, which are targeted to be finalized in 2017, with the final Leverage Ratio requirement effective January 1, 2018. In October 2014, OFSI announced that, in the first quarter of fiscal 2015, its current leverage measure, the Assets-to-Capital Multiple (ACM), will be discontinued and replaced by the Leverage Ratio, and has established a 3% minimum Basel III Leverage Ratio requirement.
(4)	OSFI’s Basel III “effective requirements” are the capital requirements systemically important Canadian banks must meet in 2016 to avoid being subject to restrictions on discretionary distributions of earnings.

na – not applicable

OSFI’s Basel III capital rules also require the implementation of BCBS guidance on non-viability contingent capital (NVCC). The guidance stipulates that in order to qualify as regulatory capital, non-common share capital instruments must be automatically convertible into common equity in the event that OSFI announces that a bank is non-viable, that conversion is necessary to protect the interests of the bank’s depositors and creditors and that conversion is reasonably likely to restore the bank to viability. All non-common instruments issued after December 31, 2012, are required to meet these NVCC requirements to qualify as regulatory capital.

Under OSFI’s Basel III rules, non-common share capital instruments that do not meet Basel III requirements, including NVCC requirements, are subject to grandfathering provisions requiring that they be phased out over a nine-year period that began on January 1, 2013, at which point their recognition as regulatory capital was capped at 90% of their total value as at that date. This cap reduces by a further 10% each subsequent year until 2022. BMO’s preferred shares, innovative Tier 1 capital (BMO Capital Trust Securities and BMO Tier 1 Notes) and Tier 2 subordinated debt instruments outstanding on January 1, 2013, will not ultimately qualify as regulatory capital under Basel III and are accordingly being phased out. OSFI’s guidance also outlines the requirements for redemption of these regulatory capital instruments due to a regulatory capital event. BMO currently does not expect to redeem any outstanding regulatory capital instruments due to a regulatory capital event.

Under Basel III, banks may select from alternative approaches to determine their minimum regulatory capital requirements to support the credit, market and operational risks they undertake. We primarily use the Advanced Internal Ratings Based (AIRB) Approach to determine credit risk-weighted assets (RWA) in our portfolio. Credit RWA arising from certain U.S. portfolios are determined using the Standardized Approach. The AIRB Approach is the most advanced of the approaches for determining credit risk capital requirements. It utilizes sophisticated techniques to measure RWA at the exposure level based on sound risk management principles, including consideration of estimates of the probability of default, the likely loss given default and exposure at default, term to maturity and the type of Basel Asset Class exposure. These risk parameters are determined using historical portfolio data supplemented by benchmarking, and are updated periodically. Validation procedures related to these parameters are in place and are enhanced periodically in order to appropriately quantify and differentiate risks so they reflect changes in economic and credit conditions.

BMO’s market risk RWA are primarily determined using the Internal Models Approach, but the Standardized Approach is used for some exposures.

Commencing in the third quarter of 2014, operational risk capital requirements have been determined using the Advanced Measurement Approach and are based on our internal operational risk measurement system, using quantitative and qualitative criteria. Prior to the third quarter of 2014, BMO’s operational risk RWA were determined using the Standardized Approach and were based on the size and type of our lines of business.

In August 2013, OSFI advised banks that it would begin phasing in the Credit Valuation Adjustment (CVA) risk capital charge for Canadian banks in the first quarter of 2014. The CVA risk capital charge applicable to CET1 was 57% of the fully implemented charge during 2014, and will increase to 64% in 2015. This will increase each year until it reaches 100% by 2019.

In January 2014, BCBS released its Basel III Leverage Ratio framework and reporting requirements. In October 2014, OSFI issued its final Leverage Requirements Guideline and announced that, in the first quarter of fiscal 2015, its current leverage measure, the Assets-to-Capital Multiple (ACM), will be discontinued and replaced by the Leverage Ratio, and has established a 3% minimum Basel III Leverage Ratio requirement.

A number of other potential regulatory changes are still under discussion with regulators. OSFI may implement a stand-alone or “solo” capital framework that would assess a bank’s stand-alone capital adequacy by reducing such bank’s capital by the portion of its investments in subsidiaries that are not considered available to protect the parent bank depositors and senior creditors under exceptional circumstances. These changes could affect the amount of capital that we hold or are required to hold, or the attractiveness of certain investments in subsidiaries.

In an effort to increase the comparability of capital requirements, the BCBS is considering various alternatives, in particular including measures to improve the risk sensitivity of standardized approaches and to reduce excessive variability in advanced approaches. The BCBS is also expected to propose revised capital floors based on standardized approaches. If such changes were implemented, they could have the effect of increasing the capital that we are required to hold.

In August 2014, Canada’s Department of Finance issued a Consultation Paper outlining a Canadian bail-in regime, which includes a proposal for a Higher Loss Absorbency (HLA) requirement applicable to D-SIBs, to be met through a combination of regulatory capital and long-term senior debt.

In November 2014, the Financial Stability Board (FSB) issued a Consultation Paper to enhance the loss-absorbing capacity of global systemically important banks (G-SIBs) in resolution. Under the FSB proposal, G-SIBs would be required to maintain minimum amounts of

BMO Financial Group 197th Annual Report 2014	65

MANAGEMENT’S DISCUSSION AND ANALYSIS

Total Loss Absorbency Capacity (TLAC) comprised of regulatory capital and eligible liabilities that can absorb losses in resolution. For further discussion of the Department of Finance and FSB proposals, please refer to the Liquidity and Funding Risk section starting on page 95.

BMO conducts business through a variety of corporate structures, including subsidiaries and joint ventures. A framework is in place for subsidiaries to appropriately manage their funding and capital.

As a bank holding company with total consolidated assets of US$50 billion or more, our subsidiary BMO Financial Corp. (BFC) in fiscal 2014 became subject to the Federal Reserve Board’s (FRB) annual Comprehensive Capital Analysis and Review (CCAR) and mid-year Dodd-Frank Act stress testing (DFAST) requirements. CCAR requires BFC to test its ability to meet applicable regulatory capital requirements and continue to operate under severe stress. The quantitative and qualitative aspects of BFC’s 2014 CCAR capital plan were subject to supervisory review and the FRB applied its own quantitative tools to evaluate BFC. The FRB announced its decision not to object to BFC’s capital plan in March 2014 and disclosed the results of its quantitative analysis. BFC and its bank subsidiary BMO Harris Bank N.A. (BHB) also disclosed their results under the CCAR supervisory severely adverse scenario. Under DFAST, BFC and BHB execute mid-year company-run stress tests. BFC and BHB submitted their DFAST stress tests to the FRB and the Office of the Comptroller of the Currency in July 2014, and disclosed the results in September 2014.

The Common Equity Tier 1 Ratio reflects Basel III CET1 capital divided by CET1 capital RWA.

The Tier 1 Capital Ratio reflects Basel III Tier 1 capital divided by Tier 1 capital RWA.

The Total Capital Ratio reflects Basel III Total capital divided by Total capital RWA.

The Assets-to-Capital Multiple, a leverage ratio monitored by OSFI, reflects total assets, including specified off-balance sheet items net of other specified deductions, divided by Total capital, calculated on a transitional basis.

The Leverage Ratio is defined as Basel III Tier 1 capital divided by the sum of on-balance sheet items and specified off-balance sheet items, net of specified deductions. Banks will be required to publicly disclose their Basel III Leverage Ratio on a consolidated basis commencing in the first quarter of 2015.

2014 Regulatory Capital Review

BMO’s capital ratios are strong and exceed OSFI’s requirements for large Canadian banks, including the 1% D-SIB Common Equity Surcharge to be implemented in 2016. Our CET1 Ratio was 10.1% at October 31, 2014, compared to 9.9% at October 31, 2013. The CET1 Ratio increased by 20 basis points from the end of fiscal 2013 primarily due to higher capital, partially offset by the impact of the F&C acquisition, and a moderate increase in RWA. The RWA increase was attributable to higher business volumes, foreign exchange rate movements, which we largely hedge as discussed below, partly offset by methodology changes, improved risk assessments and risk mitigation.

Our Tier 1 Capital and Total Capital Ratios were 12.0% and 14.3%, respectively, at October 31, 2014, compared to 11.4% and 13.7%, respectively, at October 31, 2013. The Tier 1 and Total Capital Ratios each increased by 60 basis points from the end of fiscal 2013 due to the factors impacting the CET1 Ratio, discussed above, as well as the issuances of NVCC-qualifying preferred shares, partially offset by preferred share redemptions. The increase in the Total Capital Ratio was also partly due to the issuance of NVCC-qualifying subordinated notes during the fourth quarter.

BMO’s ACM was 16.1 at October 31, 2014, up from 15.6 at October 31, 2013, primarily due to balance sheet growth, partly offset by higher Total capital. Our ACM remains well below the maximum permitted by OSFI. If the Basel III Leverage Ratio was in force at the end of the 2014 fiscal year, BMO would have a Leverage Ratio comfortably in excess of the 3% minimum requirement.

BMO’s investments in foreign operations are primarily denominated in U.S. dollars. The foreign exchange impact of U.S. dollar-denominated RWA and U.S. dollar-denominated capital deductions may result in variability in the bank’s capital ratios. BMO may enter into hedging arrangements to reduce the impact of foreign exchange movements on its capital ratios.

66	BMO Financial Group 197th Annual Report 2014

Regulatory Capital (All-in basis) (1) (Canadian $ in millions)

As at October 31	2014	2013
Common Equity Tier 1 capital: instruments and reserves
Directly issued qualifying common share capital plus related stock surplus	12,661	12,318
Retained earnings	17,237	15,224
Accumulated other comprehensive income (and other reserves)	1,375	602
Goodwill and other intangibles (net of related tax liability)	(6,875)	(4,910)
Other common equity Tier 1 capital deductions	(1,977)	(2,007)
Common Equity Tier 1 capital (CET1)	22,421	21,227
Additional Tier 1 capital: instruments
Directly issued qualifying Additional Tier 1 instruments plus related stock surplus	1,200	–
Directly issued capital instruments subject to phase-out from Additional Tier 1	3,332	3,770
Additional Tier 1 instruments (and CET1 instruments not otherwise included) issued by subsidiaries and held by third parties (amount allowed in group AT1)	7	11
of which: instruments issued by subsidiaries subject to phase-out	7	11
Total regulatory adjustments applied to Additional Tier 1 capital	(358)	(409)
Additional Tier 1 capital (AT1)	4,181	3,372
Tier 1 capital (T1 = CET1 + AT1)	26,602	24,599
Tier 2 capital: instruments and provisions
Directly issued qualifying Tier 2 instruments plus related stock surplus	1,002	–
Directly issued capital instruments subject to phase-out from Tier 2	4,027	4,444
Tier 2 instruments (and CET1 and AT1 instruments not included) issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	80	176
of which: instruments issued by subsidiaries subject to phase-out	80	176
Collective allowances	266	331
Total regulatory adjustments to Tier 2 capital	(50)	(50)
Tier 2 capital (T2)	5,325	4,901
Total capital (TC = T1 + T2)	31,927	29,500
(1)	“All-in” regulatory capital assumes that all Basel III regulatory adjustments are applied effective January 1, 2013, and that the capital value of instruments that no longer qualify as regulatory capital under Basel III rules will be phased out at a rate of 10% per year from January 1, 2013 to January 1, 2022.

Our CET1 and Tier 1 capital were $22.4 billion and $26.6 billion, respectively, at October 31, 2014, up from $21.2 billion and $24.6 billion, respectively, at October 31, 2013. CET1 capital increased due to retained earnings growth, increases to accumulated other comprehensive income, the issuance of common shares through the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP) and the exercise of stock options, partially offset by the payment of dividends. The increase in Tier 1 capital since October 31, 2013 was attributable to the growth in CET1 capital and issuance of NVCC-qualifying preferred shares, partially offset by the redemption of preferred shares, as outlined below in the Capital Management Activities section.

Total capital was $31.9 billion at October 31, 2014, up from $29.5 billion at October 31, 2013, attributable to the growth in Tier 1 capital mentioned above and issuance of NVCC-qualifying subordinated debt, partially offset by the phase-out of Tier 2 instruments that no longer qualify as capital under Basel III, as mentioned above.

Risk-Weighted Assets (Canadian $ in millions)

As at October 31	2014	2013
Credit Risk
Wholesale
Corporate, including specialized lending	81,340	78,671
Corporate small and medium-sized enterprises	33,644	26,594
Sovereign	1,612	904
Bank	4,186	4,448
Retail
Residential mortgages, excluding home equity line of credit	7,618	8,711
Home equity line of credit	6,541	6,579
Qualifying revolving retail	4,000	4,580
Other retail, excluding small and medium-sized enterprises	9,826	12,410
Retail small and medium-sized enterprises	1,604	1,535
Equity	1,362	1,366
Trading book	7,359	6,137
Securitization	3,098	4,598
Other credit risk assets – non-counterparty managed assets	14,946	14,822
Scaling factor for credit risk assets under AIRB Approach (1)	8,251	7,934
Total Credit Risk	185,387	179,289
Market Risk	9,002	9,154
Operational Risk	27,703	26,651
CET1 Capital Risk-Weighted Assets	222,092	215,094
Additional CVA adjustment, prescribed by OSFI, for Tier 1 Capital	336	–
Tier 1 Capital Risk-Weighted Assets	222,428	215,094
Additional CVA adjustment, prescribed by OSFI, for Total Capital	503	–
Total Capital Risk-Weighted Assets	222,931	215,094
(1)	The scaling factor is applied to the risk-weighted assets amounts for credit risk under the AIRB Approach.

Economic Capital Review

Economic capital is a measure of our internal assessment of the risks underlying BMO’s business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur should adverse situations arise, and allows returns to be measured on a basis that considers the risks taken. Economic capital is calculated for various types of risk – credit, market (trading and non-trading), operational and business – based on a one-year time horizon. Economic capital is a key element of our risk-based capital management and ICAAP framework.

BMO Financial Group 197th Annual Report 2014	67

MANAGEMENT’S DISCUSSION AND ANALYSIS

Economic Capital and RWA by Operating Group and Risk Type

As at October 31, 2014

Capital Management Activities

On December 3, 2013, we announced our intention, and subsequently obtained the approval of OSFI and the Toronto Stock Exchange (TSX), to initiate a normal course issuer bid (NCIB) to purchase up to 15 million of BMO’s common shares on the TSX for the purpose of cancellation. During fiscal 2014, we did not purchase any shares under our NCIB share repurchase program. The current NCIB is set to expire on January 31, 2015.

On December 2, 2014, we announced our intention, subject to the approval of OSFI and the TSX, to initiate a new NCIB for up to 15 million of BMO’s common shares, commencing on or about February 1, 2015, after the expiry of the current NCIB. Once approvals are obtained, the share repurchase program will permit BMO to purchase its common shares on the TSX for the purpose of cancellation. Maintaining a NCIB is part of BMO’s capital management strategy. The timing and amount of any purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions and capital adequacy.

On November 28, 2014, BMO announced its intention to redeem the $600 million of outstanding BMO Capital Trust Securities – Series D (BMO BOaTS – Series D) on December 31, 2014.

During 2014, BMO issued 4.9 million common shares through the DRIP and the exercise of stock options.

On February 25, 2014, we redeemed all of our $150 million Non-cumulative Class B Preferred shares, Series 18. On May 26, 2014, we redeemed all of our $275 million Non-cumulative Class B Preferred shares, Series 21.

On April 23, 2014, we completed our offering of Non-cumulative 5-Year Rate Reset Class B Preferred Shares Series 27, our inaugural issuance of NVCC preferred shares. We issued 20 million shares for aggregate proceeds of $500 million.

On June 6, 2014, we completed our offering of Non-cumulative 5-Year Rate Reset Class B Preferred Shares Series 29. We issued 16 million shares for aggregate proceeds of $400 million.

On July 30, 2014, we completed our offering of Non-cumulative 5-Year Rate Reset Class B Preferred Shares Series 31. We issued 12 million shares for aggregate proceeds of $300 million.

On September 19, 2014, we completed our offering of Series H Medium-Term Notes, Tranche 1, our inaugural issuance of NVCC subordinated notes. We issued the notes for aggregate proceeds of $1.0 billion.

Non-viability contingent capital (NVCC) provisions require the conversion of the capital instrument into a variable number of common shares in the event that OSFI publicly announces that the bank is or is about to become non-viable or a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection. If a NVCC trigger event were to occur, our NVCC capital instruments, Non-cumulative 5-Year Rate Reset Class B Preferred Shares Series 27, Series 29 and Series 31, and Series H Medium-Term Notes, Tranche 1, would be converted into BMO common shares pursuant to automatic conversion formulas with a conversion price based on the greater of: (i) a floor price of $5.00, and (ii) the current market price of our common shares at the time of the trigger event (10-day weighted average). Based on a floor price of $5.00, these NVCC capital instruments would convert into 540 million BMO common shares, assuming no accrued interest and no declared and unpaid dividends.

Further details are provided in Notes 17, 18 and 20 on pages 158, 159 and 161 of the financial statements.

68	BMO Financial Group 197th Annual Report 2014

Outstanding Shares and Securities Convertible into Common Shares

	Number of shares or dollar amount (in millions)	Dividends declared per share
As at November 26, 2014		2014	2013	2012
Common shares	649	$3.08	$2.94	$2.82
Class B Preferred shares
Series 5 (1)	–	–	$0.33	$1.33
Series 13	$350	$1.13	$1.13	$1.13
Series 14	$250	$1.31	$1.31	$1.31
Series 15	$250	$1.45	$1.45	$1.45
Series 16 (2)	$157	$0.85	$1.19	$1.30
Series 17 (2)	$143	$0.64	$0.17	–
Series 18 (3)	–	$0.41	$1.63	$1.63
Series 21 (4)	–	$0.81	$1.63	$1.63
Series 23	$400	$1.35	$1.35	$1.35
Series 25	$290	$0.98	$0.98	$0.98
Series 27	$500	$0.59	–	–
Series 29	$400	$0.46	–	–
Series 31	$300	$0.31	–	–
Convertible into common shares:
Class B Preferred shares (in US$)
Series 10 (US$) (5)	–	–	–	US$0.37
Medium-Term Notes
Series H (6)	$1,000	na	na	na
Stock options
– vested	6.6
– non-vested	6.7
(1)	Redeemed in February 2013.
(2)	In August 2013, approximately 5.7 million Series 16 Preferred shares were converted into Series 17 Preferred shares on a one-for-one basis.
(3)	Redeemed in February 2014.
(4)	Redeemed in May 2014.
(5)	Redeemed in February 2012.
(6)	Note 17 on page 158 of the financial statements includes details on the Series H Medium-Term Notes, Tranche 1.

na – not applicable

Note 20 on page 161 of the financial statements includes details on share capital.

Dividends

Dividends declared per common share in fiscal 2014 totalled $3.08. Annual dividends declared represented 47.6% of reported net income and 46.6% of adjusted net income available to common shareholders on a last twelve months basis. Over the long term, BMO’s dividends are generally increased in line with trends in earnings per share growth.

Our target dividend payout range (common share dividends as a percentage of net income available to shareholders, less preferred share dividends, based on adjusted earnings over the last twelve months) is 40% to 50%, which is consistent with our objective of maintaining flexibility to execute on our growth strategies, and takes into consideration the higher capital expectations resulting from the Basel III rules. BMO’s target dividend payout range seeks to provide shareholders with stable income, while ensuring sufficient earnings are retained to support anticipated business growth, fund strategic investments and provide continued support for depositors.

At year end, BMO’s common shares provided a 3.8% annual dividend yield based on the year-end closing share price and dividends declared in the last four quarters. On December 2, 2014, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $0.80 per share, up $0.02 per share or 3% from the prior quarter and up $0.04 per share or 5% from a year ago. The dividend is payable on February 26, 2015 to shareholders of record on February 2, 2015.

Common shareholders may elect to have their cash dividends reinvested in common shares of BMO in accordance with the DRIP. In the first two quarters of 2014, common shares to supply the DRIP were purchased on the open market. In the third quarter of 2014, common shares for the DRIP were issued from treasury without discount and in the fourth quarter of 2014, common shares to supply the DRIP were issued from treasury at a 2% discount from their then-current market price. In the first quarter of 2015, common shares for the DRIP were issued from treasury without discount.

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Caution

This Enterprise-Wide Capital Management section contains forward-looking statements.

Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

Select Financial Instruments

The Financial Stability Board (FSB) issued a report in 2012 encouraging enhanced disclosure related to financial instruments that market participants had come to regard as carrying higher risk. An index of where the disclosures recommended by the Enhanced Disclosure Task Force of the FSB are located is provided on page 75.

Caution

Given continued uncertainty in the capital markets environment, our capital markets instruments could experience valuation gains and losses due to changes in market value. This section, Select Financial Instruments, contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements on page 29.

Consumer Loans

In Canada, our Consumer Lending portfolio is comprised of three main asset classes: residential mortgages, instalment/other personal loans, including indirect auto loans, and credit card loans. We do not have any subprime or Alt-A mortgage or home equity loan programs, nor do we purchase subprime or Alt-A loans from third party lenders.

In the United States, the Consumer Lending portfolio is primarily comprised of three asset classes: residential first mortgages, home equity products and indirect automobile loans. We have a small portfolio of first mortgage and home equity loans outstanding that had subprime or Alt-A characteristics at the date of authorization (e.g., low credit score or limited documentation). These programs have been discontinued.

Balances outstanding and amounts in arrears 90 days or more at year end were not significant.

In both Canada and the United States, consumer lending products are underwritten to prudent standards relative to credit scores, loan-to-value ratios, and capacity assessment, and are generally based upon documented and verifiable income.

Leveraged Finance

Leveraged finance loans are defined by BMO as loans to private equity businesses and mezzanine financings where our assessment indicates a higher level of credit risk. BMO has exposure to leveraged finance loans, which represent 1.4% of our total assets, with $8.5 billion outstanding at October 31, 2014, up approximately $2.0 billion from a year ago. Of this amount, $179 million or 2.1% of leveraged finance loans were classified as impaired ($82 million or 1.3% in 2013).

BMO-Sponsored Securitization Vehicles

BMO sponsors various vehicles that fund assets originated by either BMO (through a bank securitization vehicle) or its customers (several Canadian customer securitization vehicles and one U.S. customer securitization vehicle). We earn fees for providing services related to the customer securitization vehicles, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicles. These fees totalled approximately $66 million in 2014 and $53 million in 2013.

BMO Financial Group 197th Annual Report 2014	69

MANAGEMENT’S DISCUSSION AND ANALYSIS

Canadian Customer Securitization Vehicles

The customer securitization vehicles we sponsor in Canada provide our customers with access to financing either directly from BMO or in the asset-backed commercial paper (ABCP) markets. Customers sell their assets into these vehicles, which then issue ABCP to either investors or BMO to fund the purchases. In all cases, the sellers remain responsible for the servicing of the transferred assets and are first to absorb any losses realized on the assets.

Our exposure to potential losses relates to our investment in ABCP issued by the vehicles, derivative contracts we have entered into with the vehicles and the liquidity support we provide to ABCP purchased by investors. We use our credit adjudication process in deciding whether to enter into these agreements just as we do when extending credit in the form of a loan.

Two of these customer securitization vehicles are funded in the market, while a third is funded directly by BMO. BMO consolidates the assets of any customer securitization vehicles that BMO is deemed to control. Further information on the consolidation of customer securitization vehicles is provided in Note 9 on page 144 of the financial statements. There were no mortgage loans with subprime or Alt-A characteristics held in any of the customer securitization vehicles at year end. No losses have been recorded on any of BMO’s exposures to these vehicles.

BMO’s investment in the ABCP of the market-funded vehicles totalled $10 million at October 31, 2014 ($13 million in 2013).

BMO provided liquidity support facilities to the market-funded vehicles totalling $4.6 billion at October 31, 2014 ($3.9 billion in 2013). This amount comprised part of other credit instruments outlined in Note 5 on page 139 of the financial statements. All of these facilities remain undrawn. The assets of each of these market-funded customer securitization vehicles consist primarily of diversified pools of Canadian automobile-related receivables and Canadian insured residential mortgages. These two asset classes represent 85% (77% in 2013) of the aggregate assets of these vehicles.

U.S. Customer Securitization Vehicle

We sponsor a U.S. ABCP multi-seller vehicle that we consolidate under IFRS. This customer securitization vehicle assists our customers with the securitization of their assets to provide them with alternative sources of funding. The vehicle provides funding to diversified pools of portfolios through 30 (47 in 2013) individual securitization transactions with an average facility size of US$136 million (US$94 million in 2013). The size of the pools ranged from US$7 million to US$650 million at October 31, 2014. There were no residential mortgages classified as subprime or Alt-A held in this ABCP multi-seller vehicle.

The vehicle holds exposures secured by a variety of asset classes, including mid-market corporate loans, student loans and auto loans.

The vehicle had US$2.6 billion of commercial paper outstanding at October 31, 2014 (US$3.4 billion in 2013). The ABCP of the vehicle is rated A1 by S&P and P1 by Moody’s. BMO has not invested in the vehicle’s ABCP. BMO provides committed liquidity support facilities to the vehicle, with the undrawn amount totalling US$4.6 billion at October 31, 2014 (US$4.5 billion in 2013).

Credit Protection Vehicle

We also sponsor a credit protection vehicle that has exposure to diversified corporate credits, which have the benefit of first-loss protection. We consolidate this vehicle under IFRS. No tranches matured in 2014. The remaining notional amount is $6.4 billion with significant first-loss protection starting from 28% of the notional exposure. Approximately 66% of the corporate credits are rated investment grade. The vehicle has $359.9 million of notes outstanding, that have an expected maturity date in 2016. BMO has hedged its exposure to its note holdings of the vehicle. BMO has entered into credit default swap contracts on the net notional positions in the structure with the swap counterparties and into offsetting swaps with the vehicle.

Given the level of first-loss protection, the hedges in place on BMO’s note holdings and the protection provided by third-party noteholders, BMO is extremely well protected from losses in relation to the vehicle.

Exposure to Other Select Financial Instruments: Collateralized Loan Obligations (CLOs)

BMO’s trading and available-for-sale portfolios contain CLOs, all of which are in run-off mode. The underlying securities consist of a wide range of corporate assets. Unhedged exposures to CLOs totalled $237 million and had credit ratings of AA- to AAA at year end. Hedged CLO exposures of $277 million had a carrying value of $274 million at year end, with $3 million recoverable on associated hedges with a monoline insurer that is rated A2 by Moody’s.

Off-Balance Sheet Arrangements

BMO enters into a number of off-balance sheet arrangements in the normal course of operations.

Credit Instruments

In order to meet the financial needs of our clients, we use a variety of off-balance sheet credit instruments. These include guarantees and standby letters of credit, which represent our obligation to make payments to third parties on behalf of a customer if the customer is unable to make the required payments or meet other contractual requirements. We also write documentary and commercial letters of credit, which represent our agreement to honour drafts presented by a third party upon completion of specified activities. Commitments to extend credit are off-balance sheet arrangements that represent our commitment to customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to meeting certain conditions.

There are a large number of credit instruments outstanding at any time. Our customers are broadly diversified and we do not anticipate events or conditions that would cause a significant number of our customers to fail to perform in accordance with the terms of the contracts. We use our credit adjudication process in deciding whether to enter into these arrangements, just as we do when extending credit in the form of a loan. We monitor off-balance sheet instruments to avoid undue concentrations in any geographic region or industry.

The maximum amount payable by BMO in relation to these credit instruments was approximately $105 billion at October 31, 2014 ($90 billion in 2013). However, this amount is not representative of our likely credit exposure or liquidity requirements for these instruments, as it does not take into account customer behaviour, which suggests that only a portion will utilize the facilities related to these instruments. It also does not take into account any amounts that could be recovered under recourse and collateralization provisions. Further information on these instruments can be found in Note 5 on page 139 of the financial statements.

For the credit commitments outlined in the preceding paragraphs, in the absence of an event that triggers a default, early termination by BMO may result in a breach of contract.

Structured Entities (SEs)

Our interests in SEs are discussed primarily on pages 69 and 70 in the BMO-Sponsored Securitization Vehicles section and in Note 9 on page 144 of the financial statements. Under IFRS, we consolidate our bank securitization vehicles, U.S. customer securitization vehicles, credit protection vehicle, and certain capital and funding vehicles. We do not consolidate our Canadian customer securitization vehicles, structured finance vehicles, certain capital and funding vehicles, and various BMO managed and non-BMO managed investment funds.

70	BMO Financial Group 197th Annual Report 2014

Guarantees

Guarantees include contracts under which we may be required to make payments to a counterparty based on changes in the value of an asset, liability or equity security that the counterparty holds. Contracts under which we may be required to make payments if a third party does not perform according to the terms of a contract and contracts under which we provide indirect guarantees of indebtedness are also considered guarantees. In the normal course of business, we enter into a variety of guarantees, including standby letters of credit, backstop and other liquidity facilities and derivatives contracts or instruments (including, but not limited to, credit default swaps, as well as indemnification agreements).

The maximum amount payable by BMO in relation to these guarantees was $31 billion at October 31, 2014 ($31 billion in 2013). However, this amount is not representative of our likely exposure, as it does not take into account customer behaviour, which suggests that only a portion of the guarantees will require payment. It also does not take into account any amounts that could be recovered through recourse and collateral provisions.

For a more detailed discussion of these agreements, please see Note 7 on page 142 of the financial statements.

Caution

This Off-Balance Sheet Arrangements section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Critical Accounting Estimates

The most significant assets and liabilities for which we must make estimates include: allowance for credit losses; financial instruments measured at fair value; pension and other employee future benefits; impairment of securities; income taxes and deferred tax assets; goodwill and intangible assets; purchased loans; acquired deposits; insurance-related liabilities; and contingent liabilities. We make judgments in assessing whether substantially all risks and rewards have been transferred in respect of transfers of financial assets and whether we control SEs. These judgments are discussed in Notes 8 and 9, respectively, on pages 143 and 144 of the financial statements. Note 31 on page 178 of the financial statements discusses the judgments made in determining the fair value of financial instruments. If actual results differ from the estimates, the impact would be recorded in future periods. We have established detailed policies and control procedures that are intended to ensure the judgments we make in determining the estimates are well controlled, independently reviewed and consistently applied from period to period. We believe that our estimates of the value of BMO’s assets and liabilities are appropriate.

For a more detailed discussion of the use of estimates, please see Note 1 on page 128 of the financial statements.

Allowance for Credit Losses

One of our key performance measures is the provision for credit losses as a percentage of average net loans and acceptances. Over the 10 years prior to 2014, our average annual ratio has ranged from a high of 0.88% in 2009 to a low of negative 0.08% in 2004. This ratio varies with changes in the economy and credit conditions. If we were to apply these high and low ratios to average net loans and acceptances in 2014, our provision for credit losses would range from a recovery of $230 million to a provision of $2,571 million. Our provision for credit losses in 2014 was $561 million.

Additional information on the process and methodology for determining the allowance for credit losses can be found in the discussion of Credit and Counterparty Risk on page 84 as well as in Note 4 on page 136 of the financial statements.

Financial Instruments Measured at Fair Value

BMO records certain securities and derivatives at their fair value, and certain liabilities are designated at fair value. Fair value represents our estimate of the amount we would receive, or would have to pay in the case of a liability, in a current transaction between willing parties. We employ a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information (Level 2) and internal models without observable market information (Level 3) in the valuation of securities, derivative assets and derivative liabilities as at October 31, 2014, as well as a sensitivity analysis of our Level 3 financial instruments, is disclosed in Note 31 on page 178 of the financial statements.

Valuation models use general assumptions and market data, and therefore do not reflect the specific risks and other factors that would affect a particular instrument’s fair value. Valuation Product Control (VPC), a group independent of the trading lines of business, verifies the fair values at which financial instruments are recorded. For instruments that are valued using models, VPC identifies situations where valuation adjustments must be made to the model estimates to arrive at fair value. As a result, we incorporate certain adjustments when using internal models to establish fair values. These fair value adjustments take into account the estimated impact of credit risk, liquidity risk and other items including closeout costs. For example, the credit risk adjustment for derivative financial instruments incorporates credit risk into our determination of fair values by taking into account factors such as the counterparty’s credit rating, the duration of the instrument and changes in credit spreads. We also incorporate an estimate of the implicit funding costs borne by BMO for over-the-counter derivative positions (the funding valuation adjustment).

The methodologies used for calculating these adjustments are reviewed on an ongoing basis to ensure that they remain appropriate. Significant changes in methodologies are made only when we believe that the change will result in better estimates of fair value.

Valuation Adjustments (Canadian $ in millions)

As at October 31	2014	2013
Credit risk	53	49
Funding risk	39	–
Liquidity risk	59	48
Administrative costs	–	11
Other	2	3
Total	153	111

Valuation adjustments increased in 2014 primarily due to the inclusion of the funding valuation adjustment in response to evolving market practice in derivative pricing.

Consolidation of Structured Entities

In the normal course of business, BMO enters into arrangements with SEs. We are required to consolidate SEs if we determine that we control the SEs.

We control a SE when we have power over the entity, exposure or rights to variable returns from our investment and the ability to exercise power to affect the amount of our returns. Additional information concerning BMO’s involvement with SEs is included on page 70 as well as in Note 9 on page 144 of the financial statements.

BMO Financial Group 197th Annual Report 2014	71

MANAGEMENT’S DISCUSSION AND ANALYSIS

Pension and Other Employee Future Benefits

Our pension and other employee future benefits expense is calculated by our independent actuaries using assumptions determined by management. If actual experience differs from the assumptions used, pension and other employee future benefits expense could increase or decrease in future years.

Pension and other employee future benefits expense and obligations are sensitive to changes in discount rates. We determine discount rates at each year end for our Canadian and U.S. plans using high-quality corporate bonds with terms matching the plans’ specific cash flows.

Additional information regarding our accounting for pension and other employee future benefits, including a sensitivity analysis for key assumptions, is included in Note 24 on page 166 of the financial statements.

Impairment of Securities

We have investments in securities issued or guaranteed by Canadian, U.S. and other governments, corporate debt and equity securities, mortgage-backed securities and collateralized mortgage obligations, which are classified as either available-for-sale securities, held-to-maturity or other securities. We review held-to-maturity, available-for-sale and other securities at each quarter-end reporting period to identify and evaluate investments that show indications of possible impairment. An investment is considered impaired if there is objective evidence that the estimated future cash flows will be reduced and the impact can be reliably measured. We consider evidence such as delinquency or default, bankruptcy, restructuring or other evidence of deterioration in the creditworthiness of the issuer or the absence of an active market. The decision to record a write-down, its amount and the period in which it is recorded could change if management’s assessment of those factors were different. We do not record impairment write-downs on debt securities when impairment is due to changes in market rates, if future contractual cash flows associated with the debt security are still expected to be recovered.

At the end of 2014, there were total unrealized losses of $35 million on securities for which cost exceeded fair value and an impairment write-down had not been recorded. Of this amount, $20 million related to securities for which cost had exceeded fair value for 12 months or more. These unrealized losses resulted from increases in market interest rates and not from deterioration in the creditworthiness of the issuer.

Additional information regarding our accounting for available-for-sale securities, held-to-maturity securities and other securities and the determination of fair value is included in Note 3 on page 132 of the financial statements.

Income Taxes and Deferred Tax Assets

The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in our Consolidated Statements of Income or Changes in Equity. In determining the provision for income taxes, we interpret tax legislation in a variety of jurisdictions and make assumptions about the expected timing of the reversal of deferred tax assets and liabilities. If our interpretations differ from those of tax authorities or if the timing of reversals is not as expected, our provision for income taxes could increase or decrease in future periods. The amount of any such increase or decrease cannot be reasonably estimated.

Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. We are required to assess whether it is probable that our deferred income tax asset will be realized prior to its expiration and, based on all the available evidence, determine if any portion of our deferred income tax asset should not be recognized. The factors used to assess the probability of realization are our past experience of income and capital gains, forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the deferred income tax asset, and the remaining expiration period of tax loss carryforwards. Changes in our assessment of these factors could increase or decrease our provision for income taxes in future periods.

If income tax rates increase or decrease in future periods in a jurisdiction, our provision for income tax for future periods will increase or decrease accordingly. Furthermore, our deferred tax assets and liabilities will increase or decrease as income tax rates decrease or increase, respectively, and will result in either an income tax charge or recovery. A 1% decrease in the U.S. federal tax rate from 35% to 34% would reduce our deferred asset by about $55 million and would result in a corresponding income tax charge.

Additional information regarding our accounting for income taxes is included in Note 25 on page 171 of the financial statements.

Goodwill and Intangible Assets

Goodwill is assessed for impairment at least annually. This assessment includes a comparison of the carrying value and the recoverable amount of each business unit to verify that the recoverable amount of the business unit is greater than its carrying value. If the carrying value were to exceed the recoverable amount of the business unit, an impairment calculation would be performed. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use.

Fair value less costs to sell was used to perform the impairment test in all periods. In determining fair value less costs to sell, we employ a discounted cash flow model, consistent with that used when we acquire businesses. This model is dependent on assumptions related to revenue growth, discount rates, synergies achieved on acquisition and the availability of comparable acquisition data. Changes in each of these assumptions would affect the determination of fair value for each of the business units in a different manner. Management must exercise judgment and make assumptions in determining fair value, and differences in judgments and assumptions could affect the determination of fair value and any resulting impairment write-down. At October 31, 2014, the estimated fair value of each of our business units was greater than its carrying value.

Intangible assets are amortized to income on either a straight-line or an accelerated basis over a period not exceeding 15 years, depending on the nature of the asset. We test intangible assets for impairment when circumstances indicate the carrying value may not be recoverable. No such impairment was identified for the years ended October 31, 2014 and 2013. Additional information regarding the composition of goodwill and intangible assets is included in Note 13 on page 154 of the financial statements.

Purchased Loans

Significant judgment and assumptions were applied to determine the fair value of the Marshall & Ilsley Corporation (M&I) loan portfolio. Loans were identified as either purchased performing loans or purchased credit impaired loans (PCI loans), both of which were recorded at fair value at the time of acquisition. The determination of fair value involved estimating the expected cash flows to be received and determining the discount rate to be applied to the cash flows from the loan portfolio. In determining the possible discount rates, we considered various factors, including our cost to raise funds in the current market, the risk premium associated with the loans and the cost to service the portfolios. PCI loans are those where the timely collection of principal and interest was no longer reasonably assured as at the date of acquisition. We regularly evaluate what we expect to collect on PCI loans. Changes in expected cash flows could result in the recognition of impairment or a recovery through the provision for credit losses. Assessing the timing and amount of cash flows requires significant management judgment regarding key

72	BMO Financial Group 197th Annual Report 2014

assumptions, including the probability of default, severity of loss, timing of payment receipts and valuation of collateral. All of these factors are inherently subjective and can result in significant changes in cash flow estimates over the term of a loan.

The purchased performing loans are subject to the credit review processes applied to loans we originate.

Acquired Deposits

M&I deposit liabilities were recorded at fair value at the date of acquisition. The determination of fair value involved estimating the expected cash flows to be paid and determining the discount rate to be applied to the cash flows. Estimating the timing and amount of cash flows requires significant management judgment regarding the likelihood of early redemption by us and the timing of withdrawal by the client. Discount rates were based on the prevailing rates we were paying on similar deposits at the date of acquisition.

Insurance-Related Liabilities

Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates best-estimate assumptions for mortality, morbidity, policy lapses, surrenders, future investment yields, policy dividends, administration costs and margins for adverse deviation. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions. The most significant impact on the valuation of a liability results from a change in the assumption for future investment yields. If the assumed yield were to increase by one percentage point, net income would increase by approximately $71 million. A reduction of one percentage point would lower net income by approximately $63 million. See the Insurance Risk section on page 102 for further discussion of the impact of changing rates on insurance earnings.

Contingent Liabilities

BMO and its subsidiaries are involved in various legal actions in the ordinary course of business.

Provisions are recorded at the best estimate of the amount required to settle the obligation related to these legal actions as at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Management and internal and external experts are involved in estimating any amounts required. The actual costs of resolving these claims may be substantially higher or lower than the amount of the provisions.

Additional information regarding provisions is provided in Note 30 on page 178 of the financial statements.

Caution

This Critical Accounting Estimates section contains forward-looking statements.

Please see the Caution Regarding Forward-Looking Statements.

Changes in Accounting Policies in 2014

BMO adopted the following new or amended standards in 2014: IAS 19 Employee Benefits; IAS 1 Presentation of Financial Statements; IFRS 10 Consolidated Financial Statements; IFRS 11 Joint Arrangements; IFRS 12 Disclosure of Interests in Other Entities; IFRS 13 Fair Value Measurement;

and the offsetting provisions of IFRS 7 Financial Instruments: Disclosures. The impact of adoption is discussed in Note 1 on page 128 of the financial statements.

Future Changes in Accounting Policies

BMO monitors the potential changes to IFRS proposed by the International Accounting Standards Board (IASB) and analyzes the effect that any such changes to the standards may have on BMO’s financial reporting and accounting policies. New standards and amendments to existing standards that will be effective for BMO in the future are described in Note 1 on page 128 of the financial statements.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel and their affiliated entities, joint ventures and equity-accounted investees on the same terms that we offer to our customers for those services. Key management personnel are defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and most senior executives of the bank.

Details of our investments in joint arrangements and associates and the compensation of key management personnel are disclosed in Note 29 on page 177 of the financial statements. A select suite of customer loan and mortgage products is offered to our employees at rates normally made available to our preferred customers. We also offer employees a subsidy on annual credit card fees.

Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted as at October 31, 2014, by Bank of Montreal’s management under the supervision of the CEO and the CFO. Based on this evaluation, the CEO and the

CFO have concluded that, as of October 31, 2014, our disclosure controls and procedures, as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (the Exchange Act), are effective.

Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS and the

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MANAGEMENT’S DISCUSSION AND ANALYSIS

requirements of the Securities and Exchange Commission (SEC) in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting for Bank of Montreal.

Bank of Montreal’s internal control over financial reporting includes policies and procedures designed to provide assurance that records are maintained in reasonable detail to accurately and fairly reflect the transactions and dispositions of the assets of Bank of Montreal; and to provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with IFRS and the requirements of the SEC in the United States, as applicable, receipts and expenditures of Bank of Montreal are being made only in accordance with authorizations by management and directors of Bank of Montreal, and unauthorized acquisition, use or disposition of Bank of Montreal’s assets that could have a material effect on the financial statements are prevented or detected in a timely manner.

Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Bank of Montreal’s management, under the supervision of the CEO and the CFO, has evaluated the effectiveness of internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission in May 2013 (2013 COSO Framework). Based on this evaluation, management has concluded that internal control over financial reporting was effective as of October 31, 2014.

At the request of Bank of Montreal’s Audit and Conduct Review Committee, KPMG LLP (Shareholders’ Auditors), an independent registered public accounting firm, has conducted an audit of the effectiveness of our internal control over financial reporting based on the 2013 COSO Framework. The audit report concludes that, in KPMG’s opinion, Bank of Montreal maintained, in all material respects, effective internal control over financial reporting as of October 31, 2014, in accordance with the criteria established in the 2013 COSO Framework. This audit report appears on page 121.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting in fiscal 2014 that have materially affected, or are reasonably likely to materially affect, the adequacy and effectiveness of our internal control over financial reporting.

Shareholders’ Auditors’ Services and Fees

Review of Shareholders’ Auditors

The Audit and Conduct Review Committee (ACRC) is responsible for the appointment, compensation and oversight of the shareholders’ auditors and conducts an annual assessment of the shareholders’ auditors’ performance and effectiveness considering factors such as the: (i) quality of services provided by the shareholders’ auditors’ engagement team during the audit period, (ii) relevant qualifications, experience and geographical reach to serve BMO, (iii) quality of communications received from the shareholders’ auditors, and (iv) the shareholders’ auditors’ independence, objectivity and professional skepticism.

The Board believes that it has a robust review processes in place to monitor audit quality and oversee the work of the shareholders’ auditors including the lead partner, including:

•	annually reviewing the shareholders’ auditors’ audit plan, including considering the impact of business risks on the audit plan and assessing the reasonableness of the audit fee;
•	monitoring the execution of the audit plan, with emphasis on the more complex and risky areas of the audit;
•	reviewing and evaluating the audit findings including in camera sessions;
•

evaluating audit quality and performance, including recent Canadian Public Accountability Board and Public Company Accounting Oversight Board inspection reports on the shareholders’ auditors and its peer firms;

•	reviewing qualifications of senior engagement team members with the shareholders’ auditors;
•	soliciting the opinion of management and the bank’s internal auditors on the performance of the engagement team; and
•	at a minimum, holding quarterly meetings between the ACRC Chair and the lead audit partner to discuss audit issues independently of management.

Independence of the shareholders’ auditors is overseen by the ACRC in accordance with the bank’s Auditor Independence Policy as outlined below. The ACRC also ensures that the lead audit partner rotates out of that role after 5 consecutive years and does not return to that role for a further 5 years.

Pre-Approval Policies and Procedures

As part of BMO Financial Group’s corporate governance practices, the ACRC oversees the application of BMO’s corporate policy limiting the services provided by the shareholders’ auditors that are not related to their role as auditors. The ACRC pre-approves the types of services (“permitted services”) that can be provided by the shareholders’ auditors as well as the annual audit plan, which includes fees for specific types of services. For permitted services that are not included in the pre-approved annual audit plan, confirmation to proceed with the engagement is obtained and the services are presented to the ACRC for ratification at its next meeting. All services comply with our Auditor Independence Policy, as well as professional standards and securities regulations governing auditor independence.

Shareholders’ Auditors’ Fees

Aggregate fees paid to the Shareholders’ Auditors during the fiscal years ended October 31, 2014 and 2013 were as follows:

Fees ($ millions) (1)	2014	2013
Audit fees	17.3	14.9
Audit-related fees (2)	1.9	1.5
Tax fees	–	–
All other fees (3)	1.2	1.0
Total	20.4	17.4
(1)	The classification of fees is based on applicable Canadian securities laws and U.S. Securities and Exchange Commission definitions.
(2)	Audit-related fees for 2014 and 2013 relate to fees paid for accounting advice, specified procedures on our Proxy Circular and other specified procedures.
(3)	All other fees for 2014 and 2013 relate primarily to fees paid for reviews of compliance with regulatory requirements for financial information and reports on internal controls over services provided by various BMO Financial Group businesses. They also include costs of translation services.

74	BMO Financial Group 197th Annual Report 2014

Enhanced Disclosure Task Force

On October 29, 2012, the Enhanced Disclosure Task Force (EDTF) of the Financial Stability Board published its first report, Enhancing the Risk Disclosures of Banks. We support the recommendations issued by the EDTF for the provision of high-quality, transparent risk disclosures.

Disclosures related to the EDTF recommendations are detailed below.

General
1	Present all risk-related information in the Annual Report, Supplementary Financial Information and Supplementary Regulatory Capital Disclosure, and provide an index for easy navigation.

Annual Report: Risk-related information is presented in the Enterprise-Wide Risk Management section on pages 77 to 105.

An index for the MD&A is provided on page 26. An index for the notes to the financial statements is provided on page 128.

Supplementary Financial Information: An index is provided in Supplementary Financial Information.
2	Define the bank’s risk terminology and risk measures and present key parameters used.

Annual Report: Specific risk definitions and key parameters underpinning BMO’s risk reporting are provided on pages 84 to 105.

A glossary of financial terms (including risk terminology) can be found on pages 190 to 191.

3	Discuss top and emerging risks for the bank.
Annual Report: BMO’s top and emerging risks are discussed on page 78.
4	Outline plans to meet new key regulatory ratios once the applicable rules are finalized.
Annual Report: We outline BMO’s plans to meet new regulatory ratios on pages 65 to 66 (Leverage Ratio) and 99 to 100 (Net Stable Funding Ratio).
Risk Governance
5	Summarize the bank’s risk management organization, processes, and key functions.
Annual Report: BMO’s risk management organization, processes and key functions are summarized on pages 80 to 84.
6	Describe the bank’s risk culture.
Annual Report: BMO’s risk culture is described on page 81.
7	Describe key risks that arise from the bank’s business model and activities.
Annual Report: A diagram of BMO’s risk exposure by operating segment is provided on page 68.
8	Describe the use of stress testing within the bank’s risk governance and capital frameworks.
Annual Report: BMO’s stress testing process is described on page 84.

Capital Adequacy and Risk-Weighted Assets (RWA)
9	Provide minimum Pillar 1 capital requirements.
Annual Report: Basel III Pillar 1 capital requirements are described on pages 64 to 66.
Supplementary Financial Information: Basel III regulatory capital is disclosed on page 35.
10	Summarize information contained in the composition of capital templates adopted by the Basel Committee.
Annual Report: An abridged version of the Regulatory Capital template is provided on page 67.

Supplementary Financial Information: Basel III Pillar 3 disclosure is provided on pages 35, 36 and 38. A Main Features template can be found on BMO’s website at www.bmo.com under Investor Relations and Regulatory Filings.

11	Present a flow statement of movements in regulatory capital, including changes in Common Equity Tier 1, Additional Tier 1, and Tier 2 capital.
Supplementary Financial Information: Regulatory capital flow statement is provided on page 40.
12	Discuss capital planning within a more general discussion of management’s strategic planning.
Annual Report: BMO’s capital planning process is discussed under Capital Management Framework on page 64.
13	Provide granular information to explain how RWA relate to business activities.
Annual Report: A diagram of BMO’s risk exposure, including RWA by operating segment, is provided on page 68.
14	Present a table showing the capital requirements for each method used for calculating RWA.
Annual Report: Regulatory capital requirement, as a percentage of RWA, is outlined on page 65. Information about significant models is provided on pages 85 to 86.

Supplementary Financial Information: A table showing RWA by model approaches and by risk type is provided on page 38.
15	Tabulate credit risk in the banking book for Basel asset classes.
Supplementary Financial Information: Wholesale and retail credit exposures by internal rating grades are provided on page 47.
16	Present a flow statement that reconciles movements in RWA by credit risk and market risk.
Supplementary Financial Information: RWA flow statements are provided on page 41, with a reconciliation on page 37.
17	Describe the bank’s Basel validation and back-testing process.
Annual Report: BMO’s Basel validation and back-testing process is described on page 104 for credit and market risk.

Supplementary Financial Information: A table showing Exposure at Default and RWA by model approaches and asset class is provided on page 38. A table showing estimated and actual loss parameters is provided on page 49.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Liquidity
18	Describe how the bank manages its potential liquidity needs and the liquidity reserve held to meet those needs.
Annual Report: BMO’s potential liquidity needs and the liquidity reserve held to meet those needs are described on page 96.
Funding
19	Summarize encumbered and unencumbered assets in a table by balance sheet category.

Annual Report: An Asset Encumbrance table is provided on page 98.

Additional collateral requirement in the event of downgrades by rating agencies is disclosed in Note 10 on page 148 of the financial statements.

Supplementary Financial Information: The Asset Encumbrance table by currency is provided on page 34.
20	Tabulate consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity.
Annual Report: A Contractual Maturity table is presented in Note 32 on pages 186 to 189 of the financial statements.
21	Discuss the bank’s sources of funding and describe the bank’s funding strategy.
Annual Report: BMO’s sources of funding and funding strategy are described on pages 98 to 99. A table showing the composition and maturity of wholesale funding is provided on page 99.
Market Risk
22	Provide a breakdown of balance sheet positions into trading and non-trading market risk measures.
Annual Report: A table linking balance sheet items to market risk measures is provided on page 94.
23	Provide qualitative and quantitative breakdowns of significant trading and non-trading market risk factors.
Annual Report: Trading market risk exposures are described and quantified on pages 91 to 93. Structural (non-trading) market risk exposures are described and quantified on pages 94 to 95.
24	Describe significant market risk measurement model validation procedures and back-testing and how these are used to enhance the parameters of the model.
Annual Report: Market risk measurement model validation procedures and back-testing are described on page 104 for trading market risk and for structural (non-trading) market risk.
25	Describe the primary risk management techniques employed by the bank to measure and assess the risk of loss beyond reported risk measures.
Annual Report: The use of stress testing, scenario analysis and stressed VaR for market risk management is described on pages 91 to 95.

Credit Risk
26	Provide information about the bank’s credit risk profile.

Annual Report: Information about BMO’s credit risk profile is provided on pages 86 to 87 and in Notes 4 and 6 on pages 136 to 139 and 140 to 142 of the financial statements, respectively.

Supplementary Financial Information: Tables detailing credit risk information are provided on pages 20 to 29 and 43 to 50.

27	Describe the bank’s policies related to impaired loans and renegotiated loans.
Annual Report: Impaired and renegotiated loan policies are described in Note 4 on pages 136 and 138 of the financial statements, respectively.
28	Provide reconciliations of impaired loans and the allowance for credit losses.
Annual Report: Continuity schedules for gross impaired loans and allowance for credit losses are provided on page 87 and in Note 4 on pages 137 to 138 of the financial statements.
29	Provide a quantitative and qualitative analysis of the bank’s counterparty credit risk that arises from its derivative transactions.

Annual Report: Qualitative disclosures on collateralization agreements for over-the-counter (OTC) derivatives are provided on page 85 and quantitative disclosures are provided on page 90.

Supplementary Financial Information: Quantitative disclosures for OTC derivatives are provided on page 32.

30	Provide a discussion of credit risk mitigation.
Annual Report: A discussion of BMO’s collateral management is provided on pages 84 to 85.
Other Risks
31	Describe other risks and discuss how each is identified, governed, measured and managed.
Annual Report: A diagram illustrating the risk governance process that supports BMO’s risk culture is provided on page 80. Other risks are discussed on pages 101 to 105.
32	Discuss publicly known risk events related to other risks, where material or potentially material loss events have occurred.
Annual Report: Other risks are discussed on pages 101 to 105.

76	BMO Financial Group 197th Annual Report 2014

Enterprise-Wide Risk Management

Surjit Rajpal Chief Risk Officer BMO Financial Group	As a diversified financial services company active in providing banking, investment, insurance and wealth management services, we are exposed to a variety of risks that are inherent in carrying out our business activities. As such, having a disciplined and integrated approach to managing risk is fundamental to the success of our operations. Our risk management framework provides independent risk oversight across the enterprise and is essential to building competitive advantage.

Strengths and Value Drivers

•	Disciplined approach to risk-taking.
•	Comprehensive and consistent risk frameworks that address all risk types.
•	Risk appetite and metrics that are clearly articulated and fully integrated into strategic planning and the ongoing management of risk.
•	Sustained mindset of continuous improvement that drives consistency and efficiency in the management of risk.

Challenges

•	Heightened pace, volume and complexity of regulatory requirements.
•	Balancing risk and return in an uncertain economic and geopolitical environment.

Priorities

•	Continue to enhance our risk management infrastructure with a focus on capital management, stress testing and market risk.
•	Increase the efficiency and effectiveness of existing risk management processes.
•	Strengthen risk culture by providing comprehensive risk training and developing enhanced tools to monitor and report risks.

2014 Accomplishments

•	Significantly reduced our U.S. impaired loan portfolio.
•	Received approval to use the Advanced Measurement Approach to manage operational risk.
•	Further embedded our risk culture across the enterprise with the rotation of more than 100 employees and executives across risk management and the operating groups.
•	Enhanced our risk appetite framework with stronger linkages to strategic planning, performance management and compensation.
•	Continued to develop our risk infrastructure to support the efficiency and effectiveness of risk management.

Adjusted results in this Enterprise-Wide Risk Management section are non-GAAP and are discussed in the Non-GAAP Measures section on page 32.

Text and tables presented in a blue-tinted font in the Enterprise-Wide Risk Management section of the MD&A form an integral part of the 2014 annual consolidated financial statements. They present required disclosures as set out by the International Accounting Standards Board in IFRS 7, Financial Instruments – Disclosures, which permits cross-referencing between the notes to the financial statements and the MD&A. See Note 1 on page 128 and Note 6 on page 140 of the financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview

At BMO, we believe that risk management is every employee’s responsibility. We are guided by five core principles that drive our approach to managing risk across the enterprise.

Approach to Risk Management

•	Understand and manage.
•	Protect our reputation.
•	Diversify. Limit tail risk.
•	Maintain strong capital and liquidity.
•	Optimize risk return.

Our integrated and disciplined approach to risk management is fundamental to the success of our business. All elements of our risk management framework work together in facilitating prudent and measured risk-taking, while striking an appropriate balance between risk and return. Our Enterprise Risk and Portfolio Management (ERPM) group develops our risk appetite, risk policies and limits, and provides independent review and oversight across the enterprise on risk-related issues to achieve prudent and measured risk-taking that is integrated with our business strategy.

Risks That May Affect Future Results

Top and Emerging Risks That May Affect Future Results

We are exposed to a variety of continually changing risks that have the potential to affect our business and financial condition. An essential mandate of our risk management process is to proactively identify, assess, monitor and manage a broad spectrum of top and emerging risks. Our top and emerging risk identification process consists of several forums for discussion with the Board, senior staff and business thought leaders, combining both bottom-up and top-down approaches to considering risk. Our assessment of top and emerging risks is used to develop action plans and stress tests of our exposure to certain events.

In 2014, particular attention was given to the following top and emerging risks:

Heightened Regulatory Requirements

Regulatory requirements have increased and continue to increase substantially and may materially alter the prevailing business model. Significant changes in laws and regulations relating to the financial services industry have been enacted or proposed, which can affect our operations, pose strategic challenges and increase reputation risk. Regulatory requirements for higher levels of capital and liquidity may result in higher financing costs, as well as additional infrastructure costs related to compliance. Strategic challenges may arise from the uneven implementation of regulation across borders.

To manage any potential business or financial impact of this risk, we stay abreast of evolving regulatory changes and monitor regulatory requirements to ensure that resources are prioritized appropriately, and we proactively engage with regulators.

Regulations and regulatory developments are discussed in the Legal and Regulatory Risk section on page 102.

Geopolitical Risks

Ongoing conflict across the Middle East, North Africa and Eastern Europe continues to destabilize these regions, and in Europe, threatens the precarious economic recovery. These geopolitical risks are a threat to global economic growth and could cause significant market disruptions.

We continually assess our portfolio and business strategies, and develop contingency plans for possible adverse developments.

Further information on our direct and indirect European exposures is provided in the Select Geographic Exposures section on page 88.

Cyber Security Risk

Information security is integral to BMO’s business activities, brand and reputation. Given our pervasive use of the internet and reliance on digital technologies, particularly the mobile and online banking platforms that serve our customers, BMO faces heightened information security risks, including the threat of hacking, identity theft, corporate espionage, and denial of service, such as efforts targeted at causing system failure and service disruption. BMO proactively maintains appropriate defences and procedures to prevent, detect, respond to and manage cyber security threats. These include regular benchmarking and review of best practices, evaluation of the effectiveness of our key controls and development of new controls, as needed, and ongoing investments in both technology and human resources to defend BMO and its customers against these attacks. BMO also works with critical cyber security and software suppliers to bolster our internal resources and technology capabilities to ensure BMO remains resilient in the face of any such attacks in a rapidly evolving threat landscape. BMO has not experienced any material breaches of cyber security and has not incurred any material expenses with respect to the remediation of such events.

Canadian Household Debt

High levels of household debt have left Canadians vulnerable to negative financial shocks. Households have moderated their spending, leading to a notable slowing in the expansion of non-mortgage consumer credit.

We continue to closely monitor and review the Canadian consumer loan and credit card portfolio. We apply prudent and consistent credit underwriting practices and closely monitor stress testing under different scenarios.

Further details on the risk rating systems applied to consumer portfolios can be found in the Credit and Counterparty Risk section on page 84.

Other Factors That May Affect Future Results

General Economic and Market Conditions in the Countries in which We Conduct Business

We conduct business in Canada, the United States and a number of other countries. Factors such as the general health of capital and/or credit markets, including liquidity, level of business activity, volatility and stability, could have a material impact on our business. As well, interest rates, foreign exchange rates, consumer saving and spending, housing prices, consumer borrowing and repayment, business investment, government spending and the rate of inflation affect the business and economic environments in which we operate. Therefore, the amount of business we conduct in a specific geographic region and its local economic and business conditions may have an effect on our overall revenues and earnings. For example, a regional economic decline may result in an increase in credit losses, a decrease in loan growth and reduced capital markets activity. In addition, the financial services industry is characterized by interrelations among financial services companies. As a result, defaults by other financial services companies in Canada, the United States or other countries could adversely affect our earnings.

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Fiscal, Monetary and Interest Rate Policies

Our earnings are affected by fiscal, monetary, interest rate and economic policies that are adopted by Canadian, U.S. and other regulatory authorities. Such policies can have the effect of increasing or reducing competition and uncertainty in the markets. Such policies may also adversely affect our customers and counterparties in the countries in which we operate, contributing to a greater risk of default by these customers and counterparties. As well, expectations in the bond and money markets related to inflation and central bank monetary policy have an effect on the level of interest rates. Changes in market expectations and monetary policy are difficult to anticipate and predict. Fluctuations in interest rates that result from these changes can have an impact on our earnings. Refer to the Market Risk section on page 91 for a more complete discussion of our interest rate risk exposures. As discussed in our Critical Accounting Estimates section, a reduction in income tax rates could lower the value of our deferred tax asset.

Acquisitions and Strategic Plans

We conduct thorough due diligence before completing an acquisition. However, it is possible that we could make an acquisition that subsequently does not perform in line with our financial or strategic objectives. Our ability to successfully complete an acquisition may be subject to regulatory and shareholder approvals and we may not be able to determine when or if, or on what terms, the necessary approvals will be granted. Changes in the competitive and economic environment, as well as other factors, may result in lower revenues, while higher than anticipated integration costs and failure to realize expected cost savings after an acquisition could also adversely affect our earnings. Integration costs may increase as a result of higher regulatory costs related to an acquisition, unanticipated costs that were not identified in the due diligence process or more significant demands on management time than anticipated, as well as unexpected delays in implementing certain plans that in turn lead to delays in achieving full integration. Our post-acquisition performance is also contingent on retaining the clients and key employees of acquired companies, and there can be no assurance that we will always succeed in doing so.

Our financial performance is influenced by our ability to execute strategic plans developed by management. If these strategic plans do not meet with success or if there is a change in these strategic plans, our earnings could grow at a slower pace or decline. In addition, our ability to execute our strategic plans is dependent to a large extent on our ability to attract, develop and retain key executives, and there is no assurance we will continue to be able to do so.

Level of Competition

The level of competition among financial services companies is high. Furthermore, non-financial companies have increasingly been offering products and services traditionally provided by banks. Customer loyalty and retention can be influenced by a number of factors, including service levels, prices for products or services, our reputation and the actions of our competitors. Also, laws and regulations enacted by regulatory authorities in the United States and other jurisdictions in which we operate may provide advantages to our international competitors that could affect our ability to compete. Changes in these factors or any subsequent loss of market share could adversely affect our earnings.

Currency Rates

The Canadian dollar equivalents of our revenues, expenses, assets and liabilities denominated in currencies other than the Canadian dollar are subject to fluctuations in the value of the Canadian dollar relative to those currencies. Changes in the value of the Canadian dollar relative to the U.S. dollar may also affect the earnings of our small business, corporate and commercial clients in Canada. A strengthening of the U.S. dollar could increase the value of our risk-weighted assets, lowering our capital ratios. Refer to the Foreign Exchange section on page 36, the Enterprise-Wide Capital Management section on page 64 and the Market Risk section on page 91 for a more complete discussion of our foreign exchange risk exposures.

Changes to Our Credit Ratings

Credit ratings are important to our ability to raise both capital and funding in order to support our business operations. Maintaining strong credit ratings allows us to access the capital markets at competitive pricing. Should our credit ratings experience a material downgrade, our costs of funding would likely increase significantly and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could also have other consequences, including those set out in Note 10 on page 146 of the financial statements.

Operational and Infrastructure Risks

We are exposed to many of the operational risks that may have a significant impact on large enterprises conducting business in multiple jurisdictions. Such risks include the risk of fraud by employees or others, unauthorized transactions by employees, and operational or human error. Given the high volume of transactions we process on a daily basis, certain errors may be repeated or compounded before they are discovered and rectified. Shortcomings or failures of our internal processes, employees or systems, or of services and products provided by third parties, including any of our financial, accounting or other data processing systems, could lead to financial loss and damage to our reputation. In addition, despite the contingency plans we have in place, our ability to conduct business may be adversely affected by a disruption in the infrastructure that supports both our operations and the communities in which we do business, including but not limited to disruption caused by public health emergencies or terrorist acts.

Legal Proceedings

We are subject to litigation arising in the ordinary course of business. The unfavourable resolution of any such litigation could have a material adverse effect on our financial results. Damage to our reputation could also result, harming our future business prospects. Information about certain legal and regulatory proceedings we currently face is provided in Note 30 on page 178 of the financial statements.

Critical Accounting Estimates and Accounting Standards

We prepare our financial statements in accordance with International Financial Reporting Standards (IFRS). Changes by the International Accounting Standards Board to IFRS that govern the preparation of our financial statements can be difficult to anticipate and may materially affect how we record and report our financial results. Significant accounting policies and future changes in accounting policies are discussed in Note 1 on page 128 of the financial statements.

The application of IFRS requires that management make significant judgments and estimates that can affect when certain assets, liabilities, revenues and expenses are recorded in our financial statements and their recorded values. In making these judgments and estimates, we rely on the best information available at the time. However, it is possible that circumstances may change or new information may become available.

Our financial results would be affected in the period in which any such new information or change in circumstances became apparent, and the extent of the impact could be significant. More information is included in the discussion of Critical Accounting Estimates on page 71.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Accuracy and Completeness of Customer and Counterparty Information

When deciding to extend credit or enter into other transactions with customers and counterparties, we may rely on information provided by or on behalf of those customers and counterparties, including audited financial statements and other financial information. We may also rely on representations made by customers and counterparties that the information they provide is accurate and complete. Our financial results could be adversely affected if the financial statements or other financial information provided by customers or counterparties are materially misleading.

Caution

This Risks That May Affect Future Results section and the remainder of this Enterprise-Wide Risk Management section contain forward-looking statements.

Other factors beyond our control that may affect our future results are noted in the Caution Regarding Forward-Looking Statements on page 29. We caution that the preceding discussion of risks that may affect future results is not exhaustive.

Framework and Risks

Our enterprise-wide risk management framework consists of our operating model and our risk governance structure, both of which are underpinned by our strong risk culture. Our robust framework provides for the management of each individual risk type: credit and counterparty, market, liquidity and funding, operational, insurance, legal and regulatory, business, model, strategic, reputation, and environmental and social.

Our framework is anchored in the three-lines-of-defence approach to managing risk, which is fundamental to our operating model, as described below:

Three Lines of Defence	Responsibilities
First Line • Operating groups, which own the risk in their operations

•    Own, measure and manage all risks in their lines of business.

•     Identify, monitor, quantify and report risks arising from their operating activities and initiatives.

•    Establish appropriate internal control structures in accordance with our risk management framework.

•    Pursue suitable business opportunities within their established risk appetite.

•     Act within their delegated risk-taking authority as set out in established corporate policies.

Second Line • Enterprise Risk and Portfolio Management (ERPM) group • Corporate Support areas

•    Provide independent oversight, effective challenge and independent assessment of risk.

•     Set enterprise risk management policies and establish infrastructure, processes and practices that address all significant risks across the enterprise.

•    Independently assess, quantify, monitor, control and report all significant risks.

Third Line • Corporate Audit Division

•    Provide independent assessment as to the effectiveness of internal control within the enterprise, including control, risk management and governance processes that support the enterprise, its objectives and the Board of Directors’ discharge of its responsibilities.

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Risk Culture

At BMO, we believe that risk management is the responsibility of every employee within the organization. This key tenet shapes and influences our risk culture and is evident in the actions and behaviours of our employees and leaders as they identify, interpret, discuss and make choices and decisions between risks and opportunities. Our risk culture is deeply rooted and is evident in every aspect of how we operate across the enterprise, including within our policies, risk management frameworks, risk appetite and tolerances, capital management and compensation.

Our risk culture is grounded on a risk management system that encourages openness and builds confidence in how we engage stakeholders in key decisions and strategy discussions, thereby bringing rigour and discipline to decision-making. This not only leads to the timely identification, escalation and resolution of issues, but also encourages communication and understanding of the key risks faced by our organization, so that our employees are equipped to take action and make decisions in a coordinated and consistent manner. Also, our governance and leadership forums, committee structures and learning curriculums reinforce and inspire our risk culture.

Certain elements of our risk culture that are embedded throughout the enterprise include:

•

Risk appetite – promotes an understanding of the most prevalent risks that our businesses face and facilitates alignment of business strategies within the limits of our risk appetite, leading to sound business decision-making.

•

Communication and escalation channels – encourages information sharing and engagement between ERPM and the operating groups, leading to greater transparency and open and effective communication. We also foster and encourage a culture where concerns about potential or emerging risks are escalated to senior management so that they can be evaluated and appropriately addressed.

•	Compensation philosophy – pay is aligned with prudent risk-taking to ensure that compensation rewards the appropriate use of capital and does not encourage excessive risk-taking.
•

Training and education – our programs are designed to foster a deep understanding of BMO’s capital and risk management frameworks across the enterprise, providing employees and management with the tools and awareness they need to fulfill their responsibilities for independent oversight regardless of their position in the organization. Our education strategy has been developed in partnership with BMO’s Institute for Learning, our risk management professionals, external risk experts and teaching professionals.

•	Rotation programs – two-way rotation allows employees to transfer between ERPM and the operating groups, thereby effectively embedding our strong risk culture across the enterprise.

Risk Governance

The foundation of our enterprise-wide risk management framework is a governance structure that includes a robust committee structure and a comprehensive set of corporate policies and limits, which are approved by the Board of Directors or its committees, as well as supporting corporate standards and operating guidelines. This enterprise-wide risk management framework is governed through a hierarchy of committees and individual responsibilities as outlined in the diagram below.

Our risk management framework is reviewed on a regular basis by the Risk Review Committee of the Board of Directors to provide guidance for the governance of our risk-taking activities. In each of our operating groups, management monitors governance activities, controls, and management processes and procedures. Management also oversees their effective operation within our overall risk management framework. Individual governance committees establish and monitor further risk management limits, consistent with and subordinate to the Board-approved limits.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Board of Directors is responsible for supervising the management of the business and affairs of BMO. The Board, either directly or through its committees, is responsible for oversight in the following areas: strategic planning, defining risk appetite, identification and management of risk, capital management, promoting a culture of integrity, internal controls, succession planning and evaluation of senior management, communication, public disclosure and corporate governance.

Risk Review Committee of the Board of Directors (RRC) assists the Board in fulfilling its oversight responsibilities in relation to BMO’s identification and management of risk, adherence to risk management corporate policies and procedures, compliance with risk-related regulatory requirements and evaluation of the Chief Risk Officer. Our risk management framework is reviewed on a regular basis by the RRC to provide guidance for the governance of our risk-taking activities.

Audit and Conduct Review Committee of the Board of Directors assists the Board in fulfilling its oversight responsibilities for the integrity of BMO’s financial reporting, effectiveness of BMO’s internal controls and performance of its internal and external audit functions.

Chief Executive Officer (CEO) is directly accountable to the Board for all of BMO’s risk-taking activities. The CEO is supported by the Risk Management Committee and its sub-committees, as well as ERPM.

Chief Risk Officer (CRO) reports directly to the CEO and is head of ERPM. The CRO is responsible for providing independent review and oversight of enterprise-wide risks and leadership on risk issues, developing and maintaining a risk management framework and fostering a strong risk culture across the enterprise.

Risk Management Committee (RMC) is BMO’s senior risk committee. RMC reviews and discusses significant risk issues and action plans that arise in executing the enterprise-wide strategy. RMC provides risk oversight and governance at the highest levels of management. This committee is chaired by the CRO and membership includes the CFO.

RMC Sub-Committees have oversight responsibility for the risk implications and balance sheet impacts of management strategies, governance, risk measurement and contingency planning. RMC and its sub-committees provide oversight of the processes whereby the risks assumed across the enterprise are identified, measured, monitored and reported in accordance with policy guidelines, and are held within delegated limits.

Enterprise Risk and Portfolio Management (ERPM) provides comprehensive risk management oversight. It promotes consistency in risk management practices and standards across the enterprise. ERPM facilitates a disciplined approach to risk-taking in fulfilling its responsibilities for independent transactional approval and portfolio management, policy formulation, risk reporting, stress testing, modelling, vetting and risk education. This approach seeks to meet enterprise objectives and to ensure that risks assumed are consistent with BMO’s risk appetite.

Operating Groups are responsible for managing risk within their respective areas. They exercise business judgment and seek to ensure that policies, processes and internal controls are in place and that significant risk issues are appropriately escalated to ERPM. Individual governance committees establish and monitor further risk management limits that are consistent with and subordinate to the Board-approved limits.

Risk Principles

Risk-taking and risk management activities across the enterprise are guided by the following principles:

•	ERPM provides independent oversight of risk-taking activities across the enterprise;
•	management of risk is a responsibility at all levels of the organization, and employs the three-lines-of-defence approach;
•	ERPM monitors our risk management framework to ensure that our risk profile is maintained within our established risk appetite and supported with adequate capital;
•	all material risks to which the enterprise is exposed are identified, measured, managed, monitored and reported;
•	decision-making is based on a clear understanding of risk, accompanied by robust metrics and analysis; and
•	Economic Capital is used to measure and aggregate risk across all risk types and lines of business to facilitate the incorporation of risk into the measurement of business returns.

82	BMO Financial Group 197th Annual Report 2014

Risk Appetite

Our Risk Appetite Framework consists of our Risk Appetite Statement, as well as all supporting key risk metrics and corporate policies and standards, including limits. Our risk appetite defines the amount of risk that BMO is willing to assume for all risk types, given our guiding principles and capital capacity, thereby supporting sound business initiatives and growth. Our risk appetite is integrated into our strategic and capital planning processes and performance management. On an annual basis, senior management recommends our Risk Appetite Statement and key risk metrics for approval by the RMC and the RRC. Our Risk Appetite Statement is articulated and applied consistently across the enterprise. Among other things, our risk appetite requires:

•	that everything we do is guided by principles of honesty, integrity and respect, as well as high ethical standards;
•	only taking risks that are transparent, understood, measured, monitored and managed;
•	maintaining strong capital and liquidity and funding positions that meet or exceed regulatory requirements and the expectations of the market;
•	subjecting new products and initiatives to a rigorous review and approval process in order to ensure all key risks and returns are understood and can be managed with appropriate controls;
•	maintaining a robust recovery and resolution framework that enables an effective and efficient response in a severe crisis;
•	targeting an investment grade credit rating at a level that allows competitive access to funding;
•	limiting exposure to low-frequency, high-severity events that could jeopardize BMO’s credit ratings, capital position or reputation;
•	incorporating risk measures into our performance management system;
•

maintaining effective policies, procedures, guidelines, compliance standards and controls, training and management that guide the business practices and risk-taking activities of all employees to protect BMO’s reputation and adhere to all legal and regulatory obligations; and

•	protecting the assets of BMO and BMO’s clients by maintaining a system of strong operational risk controls.

Risk Limits

Our risk limits are shaped by our risk principles and risk appetite, which also inform our business strategies and decisions. These limits are reviewed and approved by the Board of Directors and/or management committees and include:

•	Credit and Counterparty Risk – limits on country, industry, portfolio/product segments, and group and single-name exposures;
•	Market Risk – limits on economic value and earnings exposures to stress scenarios;
•

Liquidity and Funding Risk – limits on minimum levels of liquid assets and maximum levels of asset pledging and wholesale funding, as well as guidelines approved by senior management related to liability diversification, financial condition, and credit and liquidity exposure appetite; and

•	Insurance Risk – limits on policy exposure and reinsurance arrangements.

The Board of Directors, based on recommendations from the RRC and the RMC, annually reviews and approves risk limits and in turn delegates them to the CEO. The CEO then delegates more specific authorities to the senior executives (first line-of-defence), who are responsible for the management of risk in their respective areas, and the CRO (second line-of-defence). These delegated authorities allow the officers to set risk tolerances, approve geographic and industry sector exposure limits within defined parameters, and establish underwriting and inventory limits for trading and investment banking activities. The criteria whereby these authorities may be further delegated throughout the organization, as well as the requirements relating to documentation, communication and monitoring of delegated authorities, are set out in corporate policies and standards.

Risk Review and Approval

Risk review and approval processes are established based on the nature, size and complexity of the risks involved. Generally, this involves a formal review and approval of various categories by either an individual or a committee, independent of the originator. Delegated authorities and approvals by category are outlined below.

Portfolio transactions – transactions are approved through risk assessment processes for all types of transactions, which include operating group recommendations and ERPM approval of credit risk, and transactional and position limits for market risk.

Structured transactions – new structured products and transactions with significant legal, regulatory, accounting, tax or reputation risk are reviewed by the Reputation Risk Management Committee or the Trading Products Risk Committee, as appropriate.

Investment initiatives – documentation of risk assessments is formalized through our investment spending approval process, which is reviewed and approved by Corporate Support areas.

New products and services – policies and procedures for the approval of new or modified products and services offered to our customers are reviewed and approved by Corporate Support areas, as well as by other senior management committees, including the Operational Risk Committee and Reputation Risk Management Committee, as appropriate.

Risk Monitoring

Enterprise-level risk transparency and monitoring and the associated reporting are critical components of our risk management framework and operating culture that help senior management, committees and the Board of Directors to effectively exercise their business management, risk management and oversight responsibilities. Internal reporting includes a synthesis of key risks and associated metrics that the organization currently faces. This reporting highlights our most significant risks, including assessments of our top and emerging risks, to provide the Board of Directors, its committees and any other appropriate executive and senior management committees with timely, actionable and forward-looking risk reporting. This reporting includes supporting metrics and material to facilitate assessments of these risks relative to our risk appetite and the relevant limits established within our Risk Appetite Framework.

On a regular basis, reporting on risk is also provided to stakeholders, including regulators, external rating agencies and our shareholders, as well as to others in the investment community.

Risk-Based Capital Assessment

Two measures of risk-based capital are used by BMO: Economic Capital and Regulatory Capital. Both are aggregate measures of the risk that we take on in pursuit of our financial targets. Our operating model provides for the direct management of each type of risk, as well as the management of all on an integrated basis. Economic Capital is our internal assessment of the risks underlying BMO’s business activities. It represents management’s estimate of the likely magnitude of economic losses that could occur if adverse situations arise, and allows returns to be measured on a basis that considers the risks undertaken. Economic Capital is calculated for various types of risk – credit, market (trading and non-trading), operational and business – with measures that are based on a time horizon of one year. Measuring the economic profitability of transactions or portfolios incorporates a combination of both expected

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MANAGEMENT’S DISCUSSION AND ANALYSIS

and unexpected losses to assess the extent and correlation of risk before authorizing new exposures. Economic Capital methods and model inputs are reviewed and/or recalibrated on an annual basis, as applicable. Our Economic Capital models provide a forward-looking estimate of the difference between our maximum potential loss in economic (or market) value and our expected loss, measured over a specified time interval and using a defined confidence level. Both expected and unexpected loss measures for a transaction or a portfolio reflect current market conditions and credit quality.

Stress Testing

Stress testing is a key element of our risk and capital management frameworks. It is linked to our risk appetite and informs our strategy, business planning and decision-making processes.

Governance of the stress testing framework resides with senior management, including the Enterprise Stress Testing Steering Committee. This committee is comprised of business, risk and finance executives and is accountable to the RMC for the oversight of BMO’s stress testing framework and for reviewing and challenging stress test results. Stress testing and enterprise-wide scenarios associated with the Internal Capital Adequacy Assessment Process (ICAAP), including recommended actions that the organization would likely take to manage the impact of the stress event, are presented to senior management and the Board of Directors. Stress testing associated with the Comprehensive Capital Analysis and Review (CCAR) and the mid-year Dodd-Frank Capital Stress Test (DFAST) – which are U.S. regulatory requirements for BMO Financial Corp. – is similarly governed.

Enterprise Stress Testing

Enterprise stress testing supports our internal capital adequacy assessment and target-setting through analysis of the potential effects of low-frequency, high-severity events on our balance sheet, earnings, liquidity and capital positions. Scenario selection is a multi-step process that considers the enterprise’s material and idiosyncratic risks and the potential impact of new or emerging risks on our risk profile, as well as the macroeconomic environment. Scenarios may be defined by senior management, the Board of Directors or regulators, and are developed in conjunction with the Economics group. The Economics group translates the scenarios into macroeconomic and market variables that include but are not limited to GDP growth, yield curve estimates, unemployment, housing starts, real estate prices, stock index growth and changes in corporate profits. The scenarios are then executed by our operating, risk and finance groups.

Quantitative models and qualitative approaches are utilized to assess the impact of changes in the macroeconomic environment on our income statement and balance sheet and the resilience of our capital over a forecast horizon. Stress test results, including mitigating actions, are benchmarked and challenged by relevant business units and senior management, including the Enterprise Stress Testing Steering Committee.

Ad Hoc Stress Testing

Through our stress testing framework, we embed stress testing in our strategy, business planning and decision-making. Ad hoc stress testing is conducted regularly by our operating and risk groups to support risk identification, business analysis and strategic decision-making.

Credit and Counterparty Risk

Credit and counterparty risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation.

Credit and counterparty risk exists in every lending activity that BMO enters into, as well as in the transacting of trading and other capital markets products, the holding of investment securities and the activities related to securitization. Credit risk is the most significant measurable risk BMO faces. Proper management of credit risk is essential to our success, since the failure to effectively manage credit risk could have an immediate and significant impact on our earnings, financial condition and reputation.

Credit and Counterparty Risk Governance

The objective of our credit risk management framework is to ensure all material credit risks to which the enterprise is exposed are identified, measured, managed, monitored and reported. The RRC has oversight of the management of all risks faced by the enterprise, including the credit risk management framework. BMO’s credit risk management framework incorporates governing principles defined in a series of corporate policies and standards, which flow through to more specific guidelines and procedures. These are reviewed on a regular basis and modified when necessary to keep them current and consistent with BMO’s risk appetite. The structure, limits, collateral requirements, ongoing management, monitoring and reporting of our credit exposures are all governed by these credit risk management principles.

Lending officers in the operating groups are accountable for recommending credit decisions based on the completion of appropriate due diligence, and they assume ownership of the risks. Credit officers in ERPM approve credit decisions and are accountable for providing an objective assessment of lending decisions and independent oversight of the risks assumed by the lending officers. All of these experienced and skilled individuals are subject to a rigorous lending qualification process and operate in a disciplined environment with clear delegation of decision-making authority, including individually delegated lending limits, all of which are reviewed annually. Credit decision-making is conducted at the management level appropriate to the size and risk of each transaction in accordance with comprehensive corporate policies, standards and procedures governing the conduct of credit risk activities. Corporate Audit Division reviews and tests management processes and controls and samples credit transactions for adherence to credit terms and conditions, as well as to governing policies, standards and procedures.

All credit risk exposures are subject to regular monitoring. Performing accounts are reviewed on a regular basis, with most commercial and corporate accounts reviewed at least annually. The frequency of review increases in accordance with the likelihood and size of potential credit losses, with deteriorating higher-risk situations referred to specialized account management groups for closer attention, when appropriate. In addition, regular portfolio and sector reviews are carried out, including stress testing and scenario analysis based on current, emerging or prospective risks. Reporting is provided at least quarterly to the Board and senior management committees, in order to keep them informed of developments in our credit risk portfolios, including changes in credit risk concentrations and significant emerging credit risk issues, and to ensure appropriate actions can be taken where necessary.

Credit and Counterparty Risk Management

Collateral Management

Collateral is used for credit risk mitigation purposes and minimizes losses that would otherwise be incurred. Depending on the type of borrower, the assets available and the structure and term of the credit obligations, collateral can take various forms. For corporate and

Material presented in a blue-tinted font above is an integral part of the 2014 annual consolidated financial statements (see page 77).

84	BMO Financial Group 197th Annual Report 2014

commercial borrowers, collateral can take the form of pledges of the assets of a business, such as accounts receivable, inventory, machinery and real estate, or personal assets pledged in support of guarantees. On an ongoing basis, collateral is subject to regular revaluation specific to asset type.

For loans, collateral values are initially established at the time of origination, and the frequency of revaluation is dependent on the type of collateral. Credit officers in ERPM provide independent oversight of collateral documentation and valuation. For investor-owned commercial real estate, a full external appraisal of the property is obtained at the time of loan origination, except where the loan is below a specified threshold amount, in which case an internal evaluation and a site inspection are completed. Internal evaluation methods may consider tax assessments, purchase price, real estate listing or realtor opinion. The case for an updated appraisal is reviewed annually, with consideration given to the borrower risk rating, existing tenants and lease contracts, as well as current market conditions. In the event a loan is classified as impaired, depending on its size, a current external appraisal, evaluation or restricted use appraisal is obtained and updated every 12 months while the loan is classified as impaired. For residential real estate that has a loan-to-value (LTV) ratio of less than 80%, an external property appraisal is routinely obtained at the time of loan origination. In certain low LTV ratio cases, BMO may use an external service provided by Canada Mortgage and Housing Corporation to assist in determining if a full property appraisal is required. For high LTV ratio (greater than 80%) insured mortgages, BMO relies on the property valuation as determined by the default insurer based upon information supplied by BMO.

Collateral for our trading products is primarily comprised of cash and high-quality liquid securities (U.S. and Canadian treasury securities, U.S. Agency securities and Canadian provincial government securities) that are monitored and margined on a daily basis. Collateral is obtained under the contractual terms of standardized industry documentation. With limited exceptions, we utilize the International Swaps and Derivatives Association (ISDA) Master Agreement with a Credit Support Annex (CSA) included to document our collateralized contractual trading relationships with our counterparties for over-the-counter (OTC) derivatives. CSAs provide for the exchange of collateral between the parties where one party’s OTC derivatives exposure to the other party exceeds an agreed amount (threshold). The purpose of collateralization is to mitigate counterparty credit risk. Collateral can be exchanged as initial margin and/or variation margin. CSAs contain, among other things, provisions setting out acceptable collateral types and how they are to be valued (discounts are often applied to the market values), as well as thresholds, whether or not the collateral can be re-pledged by the recipient and how interest is to be calculated.

To document our contractual trading relationships with our counterparties for repurchase transactions, we utilize master repurchase agreements and for securities lending transactions, we utilize master securities lending agreements.

Portfolio Management

BMO’s credit risk governance policies provide an acceptable level of diversification. Limits are in place for several portfolio dimensions, including industry, specialty segments (e.g., hedge funds and leveraged lending), country, product and single-name concentrations. At year end, our credit assets consisted of a well-diversified portfolio comprised of millions of clients, the majority of them consumers and small to medium-sized businesses. Our credit exposure diversification may be supplemented by the purchase or sale of insurance through guarantees or credit default swaps.

Credit and Counterparty Risk Measurement

We quantify credit risk at both the individual borrower and portfolio levels. In order to limit earnings volatility, manage expected credit losses and minimize unexpected losses, credit risk is assessed and measured using the following risk-based parameters:

Exposure at Default (EAD) represents an estimate of the outstanding amount of a credit exposure at the time a default may occur. For off-balance sheet amounts and undrawn amounts, EAD includes an estimate of any further amounts that may be drawn at the time of default.

Loss Given Default (LGD) is the amount that may not be recovered in the event of a default, presented as a proportion of the exposure at default. LGD takes into consideration the amount and quality of any collateral held.

Probability of Default (PD) represents the likelihood that a credit obligation (loan) will not be repaid and will go into default over a one-year time horizon. A PD is assigned to each account, based on the type of facility, the product type and customer characteristics. The credit history of the counterparty/portfolio and the nature of the exposure are taken into account in the determination of a PD.

Expected Loss (EL) is a measure representing the loss that is expected to occur in the normal course of business in a given period of time. EL is calculated as a function of EAD, LGD and PD.

Under Basel II, there are three approaches available for the measurement of credit risk: Standardized, Foundation Internal Ratings Based and Advanced Internal Ratings Based (AIRB). Subject to a transitional floor based on the Standardized Approach, we apply the AIRB Approach for calculations of credit risk in our portfolios, including portfolios of our subsidiary BMO Financial Corp. The Standardized Approach is currently being used for measurements related to the acquired M&I portfolio, while we execute on our plan to transition this portfolio to the AIRB Approach.

Risk Rating Systems

BMO’s risk rating systems are designed to assess and measure the risk of any exposure. The rating systems differ for the retail (consumer and small business) and wholesale (corporate and commercial) portfolios.

Credit risk measures are validated and back-tested regularly – quarterly in the case of retail models and annually in the case of wholesale models.

Retail (Consumer and Small Business)

The retail portfolios are made up of a diversified group of individual customer accounts and include residential mortgages, personal loans, credit cards and small business loans. These loans are managed in pools of homogeneous risk exposures. For these pools, decision support systems are developed using established statistical techniques and expert systems for underwriting and monitoring purposes. Adjudication models, behavioural scorecards, decision trees and expert knowledge are combined to produce optimal credit decisions in a centralized and automated environment.

The retail risk rating system rates the borrower’s risk based on a narrow range of likely expected conditions, primarily more recent in nature, including delinquency, loan-to-value (LTV) ratio and loan utilization rate. Product lines within each of the retail risk areas are separately modelled so the risk-based parameters capture the distinct nature of each product. A final segmentation then sorts each exposure within a product line into homogeneous pools of retail risk that reflect common risk-based parameters. Each pool is assigned a unique combination of PD, LGD and EAD parameters, capturing its segment-specific credit risk.

The retail risk rating system is designed to generate estimates of the value of credit risk parameters as accurately as possible but is subject to uncertainty. During the calibration process, adjustments are made at the parameter level for each segment to account for uncertainty.

Material presented in a blue-tinted font above is an integral part of the 2014 annual consolidated financial statements (see page 77).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The retail parameters are tested quarterly and calibrated on an annual basis to incorporate additional data points in the parameter estimation process, ensuring that the most recent experience is incorporated.

Retail Credit Probability of Default Bands by Risk Rating

Risk profile	Probability of default band
Exceptionally low	≤ 0.05%
Very low	> 0.05% to 0.20%
Low	> 0.20% to 0.75%
Medium	> 0.75% to 7.00%
High	> 7.00% to 99.99%
Default	100%

Wholesale (Corporate and Commercial)

Within the wholesale portfolios, we utilize an enterprise-wide risk rating framework that is applied to all of our sovereign, bank, corporate and commercial counterparties. One key element of this framework is the assignment of appropriate borrower risk ratings (BRRs) to help quantify potential credit risk. A suite of general and sector-specific risk rating models have been developed within each asset class to capture the key quantitative and qualitative risk factors associated with borrowers in different industries and portfolios. Risk ratings are assigned using the appropriate internal model. BRRs are assessed and assigned at loan inception and reviewed at least annually. More frequent reviews are performed for borrowers with higher risk ratings, accounts that trigger a review through a rating change or that experience covenant breaches, and accounts requiring or requesting changes to facilities. The assigned ratings are mapped to a PD over a one-year time horizon. As counterparties migrate between risk ratings, the PD associated with the counterparty changes.

BMO employs a master scale with 14 BRRs above default, and PDs are assigned to each grade within an asset class to reflect the long-run average of one-year default rates. PD estimates are based on internal default experience over a period of more than five years that covers at least one full economic cycle, supplemented by external benchmarking, as applicable.

BMO also assigns an LGD estimate to each separate facility provided to an entity at origination. LGD estimates are a measure of the potential economic loss for the facility if the entity were to default during a period of economic distress. The LGD estimate provides an inverse measure of the protection from loss afforded by the assigned collateral, as applicable, and considers the supporting structural elements of the facility, including seniority, margin arrangements, and product and sectoral characteristics. LGD models have been developed for each asset class using internal data that covers a period of more than seven years, capturing a full economic cycle and are supplemented by external data, when necessary.

As demonstrated in the table below, our internal risk rating system corresponds in a logical manner to those of the external rating agencies.

Borrower Risk Rating Scale

BMO rating	Description of risk	Moody’s Investors Service implied equivalent	Standard & Poor’s implied equivalent
Acceptable
I-1 to I-3	Undoubted to minimal	Aaa to Aa3	AAA to AA-
I-4 to I-5	Modest	A1 to Baa1	A+ to BBB+
I-6 to I-7	Average	Baa2 to Baa3	BBB to BBB-
S-1 to S-2	Acceptable	Ba1 to Ba2	BB+ to BB
S-3 to S-4	Marginal	Ba3 to B1	BB- to B+
Problem
P-1	Deteriorating	B2	B
P-2 to P-3	Watchlist	B3 to Ca	B- to CC
Default and impaired
D-1 to D-4	Default/default and impaired	C	D

Credit Quality Information

Portfolio Review

Total enterprise-wide outstanding credit exposures were $546 billion at October 31, 2014, comprised of $331 billion in Canada, $184 billion in the United States and $31 billion in other jurisdictions. This represents an increase of $39 billion or 8% from the prior year.

BMO’s loan book continues to be well diversified by industry and geographic region and, consistent with the prior year, the consumer portfolio represented the majority of loans. Gross loans and acceptances increased by $24 billion or 8% from the prior year to $305 billion at October 31, 2014. The geographic mix of our Canadian and U.S. portfolios was relatively consistent with the prior year, and represented 70.0% and 26.3% of total loans, respectively, compared with 72.4% and 24.4% in 2013. The consumer loan portfolio represented 56.8% of the total portfolio, a modest decrease from 59.8% in 2013. Approximately 88% of the Canadian consumer portfolio and 98% of the U.S. consumer portfolio is secured. Business and government loans represented 43.2% of the total portfolio, a modest increase from 40.2% in 2013. Our loan portfolio is well-diversified by industry and we continue to proactively monitor industry sectors that we consider warrant closer attention, including Canadian consumer loans and U.S. real estate.

Further details on our loan book, including detailed breakdowns by industry and geographic region, can be found in Tables 7 to 15 on pages 112 to 118 and in Note 6 on page 140 of the financial statements. Details related to our credit exposures are discussed in Note 4 on page 136 of the financial statements.

Real Estate Secured Lending

Residential mortgage and home equity line of credit (HELOC) exposures continue to be areas of interest in the current environment. BMO regularly performs stress testing on its residential mortgage and HELOC portfolios to evaluate the potential effects of high-impact events. These stress tests incorporate moderate to severe adverse scenarios. The credit losses forecast in these tests vary depending on the severity of the scenario and are considered to be manageable.

Since 2012, new residential real estate lending rules have been introduced for federally regulated lenders in Canada, including restrictions on LTV ratios for revolving HELOCs and requirements related to assessing a borrower’s capacity to service debt obligations on a timely basis, as well as a maximum amortization of 25 years and a maximum home value of $1 million for high LTV ratio (greater than 80%) insured mortgages. These regulatory changes resulted in some adjustments to loan underwriting practices, including reducing the maximum LTV ratio on revolving HELOCs to 65% from the previous maximum of 80%.

Provision for Credit Losses (PCL)

Total PCL was $561 million in the current year, down 4% from $587 million in 2013. Detailed discussion of our PCL, including historical trends in PCL, is provided on page 40, in Table 15 on page 118 and in Note 4 on page 136 of the financial statements.

Gross Impaired Loans (GIL)

Total GIL decreased by $496 million or 19% from 2013 to $2,048 million in 2014, with most of the decrease in the United States. GIL as a percentage of gross loans and acceptances also decreased over the prior year from 0.91% in 2013 to 0.67% in 2014.

Factors contributing to the change in GIL are outlined in the following table. Loans classified as impaired during the year decreased from $2,449 million in 2013 to $2,142 million in 2014. On a geographic basis, the United States accounted for the majority of impaired loan formations, comprising 56.8% of total formations in 2014, compared with 64.0% in 2013. Further details on the breakdown of impaired loans by geographic region and industry can be found on Table 11 on page 114 and in Note 4 on page 136 of the financial statements.

Material presented in a blue-tinted font above is an integral part of the 2014 annual consolidated financial statements (see page 77).

86	BMO Financial Group 197th Annual Report 2014

Changes in Gross Impaired Loans and Acceptances (GIL) (1)

(Canadian $ in millions, except as noted) For the year ended October 31	2014	2013	2012
GIL, beginning of year	2,544	2,976	2,685
Classified as impaired during the year	2,142	2,449	3,101
Transferred to not impaired during the year	(669)	(728)	(968)
Net repayments	(1,059)	(1,058)	(517)
Amounts written-off	(801)	(939)	(1,179)
Disposals of loans	(220)	(343)	(197)
Foreign exchange and other movements	111	187	51
GIL, end of year	2,048	2,544	2,976
GIL as a % of gross loans and acceptances	0.67	0.91	1.17

(1)	GIL excludes purchased credit impaired loans.

Allowance for Credit Losses (ACL)

Across all loan portfolios, BMO employs a disciplined approach to provisioning and loan loss evaluation, with the prompt identification of problem loans being a key risk management objective. BMO maintains both specific and collective allowances for credit losses. Specific allowances reduce the aggregate carrying value of credit assets for which there is evidence of deterioration in credit quality. We also maintain a collective allowance in order to cover any impairment in the existing loan portfolio that cannot yet be associated with individually identified impaired loans. Our approach to establishing and maintaining the collective allowance is based on the requirements of IFRS, considering guidelines issued by our regulator, OSFI. For the purposes of calculating the collective allowance, we group loans on the basis of similar credit risk characteristics. Our methodology incorporates both quantitative and qualitative components to determine an appropriate level for the collective allowance. The quantitative component measures long-run expected losses based on PD and LGD risk parameters. For commercial and corporate loans, key factors that determine the incurred but not identified losses include the underlying risk rating of the borrower, industry sector, credit product and amount and quality of collateral held. For consumer and small business loans, exposures are pooled based on similar risk characteristics and the incurred loss parameters are determined from the long-run default and historical loss experience of each pool. The collective allowance is adjusted to reflect qualitative factors such as management’s credit judgment with respect to current and near-term macroeconomic and business conditions, portfolio-specific considerations, credit quality trends, changes in lending practices, model factors and the level of non-performing balances (impaired loans) for which a specific allowance has not yet been assessed. We review the collective allowance on a quarterly basis.

BMO maintains the allowance for credit losses at a level that we consider adequate to absorb credit-related losses. As at October 31, 2014, the ACL was $1,966 million, comprised of $424 million of specific allowance and $1,542 million of collective allowance. This includes $50 million of specific allowance and $182 million of collective allowance related to undrawn commitments and letters of credit that are considered other credit instruments and recorded in other liabilities. Total ACL remained relatively stable year over year, decreasing by $4 million. Our coverage ratios are trending positively with ACL as a percentage of GIL, including and excluding purchased portfolios, increasing year over year.

The collective allowance increased by $57 million from 2013 to $1,542 million in 2014 due to the strengthening U.S. dollar. The collective allowance remains adequate and at year end represented 0.83% of credit risk-weighted assets, unchanged from 2013.

Factors contributing to the change in ACL are outlined in the table below. Further details on changes in ACL by country and portfolio can be found in Tables 12 and 13 on page 116 and in Note 4 on page 136 of the financial statements.

Changes in Allowance for Credit Losses (1)

(Canadian $ in millions, except as noted) For the year ended October 31	2014	2013	2012
Specific ACL, beginning of year	485	476	559
Specific PCL (charge to income statement)	561	597	761
Recoveries of amounts written off in previous years	624	772	846
Write-offs	(1,149)	(1,297)	(1,593)
Foreign exchange and other movements	(97)	(63)	(97)
Specific ACL, end of year	424	485	476
Collective ACL, beginning of year	1,485	1,460	1,452
Collective PCL (charge to income statement)	–	(10)	3
Foreign exchange and other movements	57	35	5
Collective ACL, end of year	1,542	1,485	1,460
Total ACL	1,966	1,970	1,936
Comprised of:
Loans	1,734	1,665	1,706
Specific allowance for other credit instruments	50	41	29
Collective allowance for other credit instruments	182	264	201
ACL as a % of GIL (2)	93.6	75.8	64.1

(1)	Includes allowances related to other credit instruments that are included in other liabilities.
(2)	Ratio excludes specific allowances for other credit instruments that are included in other liabilities.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Select Geographic Exposures

BMO’s geographic exposure is subject to a country risk management framework that incorporates economic and political assessments, and management of exposure within limits based on product, entity and the country of ultimate risk. We closely monitor our European exposure, and our risk management processes incorporate stress tests where appropriate to assess our potential risk. Our exposure to European countries, as at October 31, 2014, including Greece, Ireland, Italy, Portugal and Spain (GIIPS), is set out in the tables that follow.

The table below outlines total net portfolio exposures for funded lending, securities (inclusive of credit default swap (CDS) activity), repo-style transactions and derivatives. Funded lending is further broken down by counterparty type, as well as by total commitments compared to the funded amount, in the table on page 89.

European Exposure by Country and Counterparty (9) (Canadian $ in millions)

As at October 31, 2014	Funded lending (1)	Securities (2)(8)				Repo-style transactions and derivatives (3)(4)				Total
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Net exposure
GIIPS
Greece	–	–	–	–	–	–	–	–	–	–
Ireland (5)	8	–	–	–	–	42	2	–	44	52
Italy	69	–	–	–	–	5	5	–	10	79
Portugal	–	–	–	–	–	1	–	–	1	1
Spain	52	–	–	–	–	7	–	–	7	59
Total – GIIPS	129	–	–	–	–	55	7	–	62	191
Eurozone (excluding GIIPS)
France	26	–	15	64	79	205	–	–	205	310
Germany	85	–	24	1,301	1,325	52	–	–	52	1,462
Netherlands	239	711	8	113	832	78	1	–	79	1,150
Finland	–	–	–	394	394	–	–	–	–	394
Other (6)	201	–	6	–	6	44	48	7	99	306
Total – Eurozone (excluding GIIPS)	551	711	53	1,872	2,636	379	49	7	435	3,622
Rest of Europe
Denmark	12	577	–	322	899	–	–	–	–	911
Norway	15	1,281	–	–	1,281	28	–	–	28	1,324
Russian Federation	330	–	–	–	–	–	–	–	–	330
Sweden	93	299	–	12	311	1	–	–	1	405
Switzerland	215	1	–	–	1	199	–	–	199	415
United Kingdom	497	96	44	203	343	486	14	2	502	1,342
Other (6)	–	–	–	–	–	–	–	–	–	–
Total – Rest of Europe	1,162	2,254	44	537	2,835	714	14	2	730	4,727
Total – All of Europe (7)	1,842	2,965	97	2,409	5,471	1,148	70	9	1,227	8,540

As at October 31, 2013	Funded lending (1)	Securities (2)				Repo-style transactions and derivatives (3)(4)				Total
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Net exposure
Total – GIIPS	79	–	–	–	–	5	2	–	7	86
Total – Eurozone (excluding GIIPS)	462	626	42	2,111	2,779	113	6	1	120	3,361
Total – Rest of Europe	956	2,058	40	674	2,772	153	19	–	172	3,900
Total – All of Europe (7)	1,497	2,684	82	2,785	5,551	271	27	1	299	7,347

(1)	Funded lending includes loans (primarily trade finance).
(2)	Securities include cash products, insurance investments and traded credit.
(3)	Repo-style transactions are primarily with bank counterparties for which BMO holds collateral ($15 billion for Europe as at October 31, 2014).
(4)	Derivatives amounts are marked-to-market, incorporating transaction netting and, for counterparties where a Credit Support Annex is in effect, collateral offsets.
(5)	Does not include Irish subsidiary reserves we are required to maintain with the Irish Central Bank of $76 million as at October 31, 2014.
(6)	Includes countries with less than $300 million net exposure.
(7)	Of our total net direct exposure to Europe, approximately 89% was to counterparties in countries with a rating of Aaa/AAA from at least one of Moody’s and S&P.
(8)	BMO’s total net notional CDS exposure (embedded as part of the securities exposure table) to Europe was $555 million, with no net single-name* CDS exposure to GIIPS countries as at October 31, 2014 (*includes a net position of $254 million (bought protection) on a CDS Index, of which 20% is comprised of GIIPS domiciled entities).
(9)	BMO has the following indirect exposures to Europe as at October 31, 2014:
–	Collateral of €571 million to support trading activity in securities (€27 million from GIIPS) and €127 million of cash collateral being held.
–	Guarantees of $986 million ($8 million to GIIPS).

88	BMO Financial Group 197th Annual Report 2014

European Lending Exposure by Country and Counterparty (9) (Canadian $ in millions)

	Lending (1)
	Funded lending as at October 31, 2014			As at October 31, 2014		As at October 31, 2013
Country	Bank	Corporate	Sovereign	Commitments	Funded	Commitments	Funded
GIIPS
Greece	–	–	–	–	–	–	–
Ireland (5)	–	8	–	103	8	–	–
Italy	69	–	–	69	69	2	2
Portugal	–	–	–	–	–	–	–
Spain	52	–	–	62	52	77	77
Total – GIIPS	121	8	–	234	129	79	79
Eurozone (excluding GIIPS)
France	26	–	–	78	26	22	22
Germany	79	6	–	99	85	21	21
Netherlands	30	209	–	559	239	338	163
Finland	–	–	–	–	–	–	–
Other (6)	158	43	–	439	201	421	256
Total – Eurozone (excluding GIIPS)	293	258	–	1,175	551	802	462
Rest of Europe
Denmark	12	–	–	12	12	15	15
Norway	15	–	–	15	15	16	16
Russian Federation	302	28	–	330	330	476	476
Sweden	23	70	–	198	93	121	64
Switzerland	4	211	–	471	215	546	163
United Kingdom	223	274	–	701	497	485	222
Other (6)	–	–	–	45	–	–	–
Total – Rest of Europe	579	583	–	1,772	1,162	1,659	956
Total – All of Europe (7)	993	849	–	3,181	1,842	2,540	1,497

Refer to footnotes in the table on page 88.

BMO Financial Group 197th Annual Report 2014	89

MANAGEMENT’S DISCUSSION AND ANALYSIS

Derivative Transactions

The following table represents the notional amounts of our over-the-counter (OTC) derivative contracts, comprised of those which are centrally cleared and settled through a designated clearing house and those which are non-centrally cleared. The notional amounts of our derivatives represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in our Consolidated Balance Sheet. The fair values of OTC derivative contracts are recorded in our Consolidated Balance Sheet.

Over-the-Counter Derivatives (Notional amounts)

(Canadian $ in millions)	Non-centrally cleared		Centrally cleared		Total
As at October 31	2014	2013	2014	2013	2014	2013
Interest Rate Contracts
Swaps	814,178	1,084,369	1,861,499	1,140,417	2,675,677	2,224,786
Forward rate agreements	34,713	52,137	326,771	347,614	361,484	399,751
Purchased options	19,267	18,283	–	–	19,267	18,283
Written options	22,955	23,020	–	–	22,955	23,020
Total interest rate contracts	891,113	1,177,809	2,188,270	1,488,031	3,079,383	2,665,840
Foreign Exchange Contracts
Cross-currency swaps	51,616	44,834	–	–	51,616	44,834
Cross-currency interest rate swaps	279,119	255,337	–	–	279,119	255,337
Forward foreign exchange contracts	299,480	263,607	–	–	299,480	263,607
Purchased options	31,148	10,923	–	–	31,148	10,923
Written options	36,344	13,530	–	–	36,344	13,530
Total foreign exchange contracts	697,707	588,231	–	–	697,707	588,231
Commodity Contracts
Swaps	13,559	15,122	–	–	13,559	15,122
Purchased options	8,526	8,081	–	–	8,526	8,081
Written options	4,166	4,285	–	–	4,166	4,285
Total commodity contracts	26,251	27,488	–	–	26,251	27,488
Equity Contracts	48,702	39,360	–	–	48,702	39,360
Credit Default Swaps
Purchased	6,507	8,541	2,294	294	8,801	8,835
Written	10,232	13,072	1,751	216	11,983	13,288
Total credit default swaps	16,739	21,613	4,045	510	20,784	22,123
Total	1,680,512	1,854,501	2,192,315	1,488,541	3,872,827	3,343,042

90	BMO Financial Group 197th Annual Report 2014

Market Risk

Market risk is the potential for adverse changes in the value of BMO’s assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, as well as the risk of credit migration and default.

BMO incurs market risk in its trading and underwriting activities and structural banking activities. The importance and magnitude of these activities to the enterprise, along with the relative uncertainty of daily changes to market variables, require a strong and balanced market risk structure that incorporates appropriate and defensible governance, management and measurement.

Trading and Underwriting Market Risk Governance

As part of our enterprise-wide risk management framework, we apply extensive governance and management processes to our market risk-taking activities. The RRC has oversight of the management of market risk and approves the market risk corporate policy, along with limits governing market risk exposures. The RMC, which recommends the market risk corporate policy for approval, regularly reviews and discusses significant market risk issues and positions and provides senior management oversight. These committees are informed of specific exposures or other factors that expose BMO to unusual, unexpected, inappropriate or otherwise not fully identified or quantified risks associated with market or traded credit exposures, as well as other relevant market risk topics. In addition, all individuals authorized to execute trading and underwriting activities on behalf of BMO are appropriately notified of BMO’s risk-taking governance, authority structure, procedures and processes, are given access to and guidance on the relevant corporate policies and standards, and are expected to adhere to those standards.

Trading and Underwriting Market Risk Management

We have strong, independent risk oversight within a policy framework that mandates comprehensive controls for the management of market risk. We monitor an extensive range of risk metrics, including Value at Risk, Stressed Value at Risk, stress and scenario tests, risk sensitivities and operational metrics. We have a comprehensive set of limits that are applied to these metrics, with appropriate monitoring, reporting and escalation of limit breaches. Risk profiles of our trading and underwriting activities are maintained within our risk appetite, and are monitored and reported to traders, management, senior executives and Board committees. Further key controls include the independent valuation of financial assets and liabilities and compliance with a model risk management framework to control for model risk.

BMO’s Market Risk group also provides oversight of structural market risk, which is managed by BMO’s Corporate Treasury group and described on page 94.

Valuation Product Control

Within the Market Risk group, the Valuation Product Control (VPC) group is responsible for independent valuation of all trading and available-for-sale (AFS) portfolios within Capital Markets Trading Products and Corporate Treasury, to ensure that they are materially accurate by:

•	developing and maintaining valuation adjustment policies and procedures in accordance with regulatory requirements and IFRS;
•	establishing official rate sources for valuation of all portfolios; and
•	providing an independent review of portfolios where trader prices are used for valuation.

Trader valuations are reviewed to determine whether they align with an independent assessment of the market value of the portfolio. If the valuation difference exceeds the prescribed tolerance threshold, a valuation adjustment is recorded in accordance with our accounting policy and regulatory requirements. Prior to the final month-end general ledger close, the Valuation Operating Committee, composed of key stakeholders from the lines of business, Market Risk, Capital Markets Finance and the Chief Accountant’s Group reviews all valuation adjustments that are proposed by the VPC group.

The Valuation Steering Committee is BMO’s senior management valuation committee. It meets at least quarterly to address the more challenging material valuation issues in BMO’s portfolios, approves methodology changes related to valuation and acts as a key forum for discussing positions categorized as Level 3 for financial reporting purposes and their inherent uncertainty.

At a minimum, the following are considered when determining appropriate valuation adjustments: credit valuation adjustments, closeout costs, uncertainty, funding valuation adjustments, and liquidity and model risk. Also, a fair value hierarchy is used to categorize the inputs used in the valuation of securities, liabilities, derivative assets and derivative liabilities. Level 1 inputs consist of quoted market prices, Level 2 inputs consist of models that use observable market information and Level 3 inputs consist of models without observable market information. Details of Level 1, Level 2 and Level 3 fair value measurements can be found in Note 31 on page 178 of the financial statements.

Trading and Underwriting Market Risk Measurement

To capture the multi-dimensional aspects of market risk effectively, a number of metrics are used, including VaR, SVaR, stress testing, sensitivities, position concentrations, market and notional values and revenue losses.

Value at Risk (VaR) is measured for specific classes of risk in BMO’s trading and underwriting activities: interest rate, foreign exchange rate, credit spreads, equity and commodity prices and their implied volatilities. This measure calculates the maximum loss likely to be experienced in the portfolios, measured at a 99% confidence level over a specified holding period.

Stressed Value at Risk (SVaR) is measured for specific classes of risk in BMO’s trading and underwriting activities: interest rate, foreign exchange rate, credit spreads, equity and commodity prices and their implied volatilities, where model inputs are calibrated to historical data from a period of significant financial stress. This measure calculates the maximum loss likely to be experienced in the portfolios, measured at a 99% confidence level over a specified holding period.

Although a valuable guide to risk, VaR should always be viewed in the context of its limitations. Among the limitations of VaR is the assumption that all positions can be liquidated within the assigned one-day holding period (ten-day holding period for regulatory calculations), which may not be the case in illiquid market conditions, and that historical data can be used as a proxy to predict future market events. Generally, market liquidity horizons are reviewed for suitability and updated where appropriate for relevant risk metrics. Scenario analysis and probabilistic stress testing are performed daily to determine the impact of unusual and/or unexpected market changes on our portfolios. As well, historical and event stresses are tested on a weekly basis, including tests of scenarios such as the stock market crash of 1987 and the collapse of Lehman Brothers in 2008. Ad hoc analyses are run to

Material presented in a blue-tinted font above is an integral part of the 2014 annual consolidated financial statements (see page 77).

BMO Financial Group 197th Annual Report 2014	91

MANAGEMENT’S DISCUSSION AND ANALYSIS

examine our sensitivity to low-frequency, high-severity hypothetical scenarios. Scenarios are amended, added or deleted to better reflect changes in underlying market conditions. The results are reported to the lines of business, RMC and RRC on a regular basis. Stress testing is limited by the fact that not all downside scenarios can be predicted and effectively modelled. Neither VaR nor stress testing should be viewed as a definitive predictor of the maximum amount of losses that could occur in any one day, because both measures are computed at prescribed confidence levels and their results could be exceeded in highly volatile market conditions. On a daily basis, exposures are aggregated by lines of business and risk type and monitored against delegated limit levels, and the results are reported to the appropriate stakeholders. BMO has a robust governance process in place to ensure adherence to delegated market risk limits. Amounts exceeding established limits are communicated to senior management on a timely basis for resolution and appropriate action.

In addition, we measure the market risk for trading and underwriting portfolios that meet regulatory criteria for trading book capital treatment using the Internal Models Approach. We also apply this approach in measuring the market risk for portfolios that are subject to AFS accounting rules under IFRS and are accorded banking book regulatory capital treatment. For trading and underwriting portfolios covered by the Internal Models Approach, VaR is computed using BMO’s Trading Book VaR model. This is a Monte Carlo scenario simulation model, and its results are used for market risk management and reporting of exposures. The model computes one-day VaR results using a 99% confidence level and reflects the correlations between the different classes of market risk factors.

We use a variety of methods to verify the integrity of our risk models, including the application of back-testing against hypothetical losses. This process assumes there are no changes in the previous day’s closing positions and then isolates the effects of each day’s price movements against those closing positions. Models are validated by assessing how often the calculated hypothetical losses exceed the VaR measure over a defined period. This testing result is in line with regulatory-defined expectations and confirms the reliability of our models. The correlations and volatility data that underpin our models are updated monthly, so that VaR measures reflect current levels of volatility.

Our models are used to determine market risk Economic Capital for each of our lines of business and to determine regulatory capital. For capital calculation purposes, longer holding periods and/or higher confidence levels are used than are employed in day-to-day risk management. Prior to use, models are subject to review under the Model Risk

Corporate Policy & Guidelines by our Model Risk Validation group. The Model Risk Corporate Policy & Guidelines outline minimum requirements for the identification, assessment, monitoring and management of models and model risk across the enterprise and are described on page 103.

Total Trading VaR decreased during the year due to active portfolio rebalancing within our equity books. The Total AFS VaR decrease was the result of position reductions in a number of portfolios and from the impact of parameter recalibrations. The increase in Total Trading SVaR during the year was attributable to client facilitation activities across a range of businesses.

Total Trading Value at Risk (VaR) Summary

(Canadian $ in millions) (1)(3)

	2014				2013
As at or for the year ended October 31 (pre-tax Canadian equivalent)	Year-end	Average	High	Low	Year-end
Commodity VaR	(0.5)	(0.6)	(0.9)	(0.3)	(0.4)
Equity VaR	(3.2)	(6.4)	(10.6)	(3.1)	(6.1)
Foreign exchange VaR	(0.5)	(1.2)	(3.5)	(0.1)	(0.5)
Interest rate VaR	(5.8)	(6.9)	(13.3)	(4.1)	(4.6)
Credit VaR	(5.5)	(5.3)	(6.4)	(4.5)	(5.0)
Diversification	7.4	10.0	nm	nm	7.5
Total Trading VaR	(8.1)	(10.4)	(14.5)	(6.5)	(9.1)
Total AFS VaR	(7.9)	(11.3)	(14.5)	(7.7)	(10.1)

Total Trading Stressed Value at Risk (SVaR) Summary

(Canadian $ in millions) (2)(3)

	2014				2013
As at or for the year ended October 31 (pre-tax Canadian equivalent)	Year-end	Average	High	Low	Year-end
Commodity SVaR	(3.2)	(4.3)	(7.9)	(1.8)	(4.7)
Equity SVaR	(14.0)	(14.8)	(38.0)	(6.1)	(9.8)
Foreign exchange SVaR	(0.7)	(3.6)	(11.3)	(0.2)	(0.8)
Interest rate SVaR	(11.2)	(17.0)	(30.1)	(8.5)	(9.5)
Credit SVaR	(13.6)	(13.3)	(17.5)	(11.0)	(11.0)
Diversification	20.6	28.4	nm	nm	19.9
Total Trading SVaR	(22.1)	(24.6)	(46.4)	(11.5)	(15.9)

(1)	Total Trading VaR and AFS VaR are subject to the BMO Capital Markets trading management framework.
(2)	Stressed VaR is produced weekly.
(3)	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.
nm	– not meaningful

Material presented in a blue-tinted font above is an integral part of the 2014 annual consolidated financial statements (see page 77).

92	BMO Financial Group 197th Annual Report 2014

Trading Net Revenue

The charts below present daily net revenues versus total trading and AFS VaR, along with a representation of daily net revenue distribution. During the current year, the largest loss occurred on October 31, and was the result of normal trading activity and valuation adjustments. The largest gain occurred on September 30, and was primarily due to normal trading and underwriting activity.

Material presented in a blue-tinted font above is an integral part of the 2014 annual consolidated financial statements (see page 77).

BMO Financial Group 197th Annual Report 2014	93

MANAGEMENT’S DISCUSSION AND ANALYSIS

Linkages between Balance Sheet Items and Market Risk Disclosures

The table below presents items reported in our Consolidated Balance Sheet that are subject to market risk, comprised of balances that are subject to traded risk and non-traded risk measurement techniques.

	As at October 31, 2014				As at October 31, 2013
		Subject to market risk				Subject to market risk
(Canadian $ in millions)	Consolidated Balance Sheet	Traded risk (1)	Non-traded risk (2)	Not subject to market risk	Consolidated Balance Sheet	Traded risk (1)	Non-traded risk (2)	Not subject to market risk	Main risk factors for non-traded risk balances
Assets Subject to Market Risk
Cash and cash equivalents	28,386	–	28,386	–	26,089	–	26,089	–	Interest rate
Interest bearing deposits with banks	6,110	930	5,180	–	6,518	1,511	5,007	–	Interest rate
Securities
Trading	85,022	78,997	6,025	–	75,159	69,393	5,766	–	Interest rate, credit spread
Available-for-sale	46,966	–	46,966	–	53,710	–	53,710	–	Interest rate, credit spread
Held-to-maturity	10,344	–	10,344	–	6,032	–	6,032	–	Interest rate
Other	987	–	987	–	899	–	899	–	Equity
Securities borrowed or purchased under resale agreements	53,555	–	53,555	–	39,799	–	39,799	–	Interest rate
Loans and acceptances (net of allowance for credit losses)	303,038	–	303,038	–	279,294	–	279,294	–	Interest rate, foreign exchange
Derivative instruments	32,655	31,627	1,028	–	30,259	29,484	775	–	Interest rate, foreign exchange
Other assets	21,596	–	7,787	13,809	19,285	–	7,692	11,593	Interest rate
Total Assets	588,659	111,554	463,296	13,809	537,044	100,388	425,063	11,593
Liabilities Subject to Market Risk
Deposits	393,088	7,639	385,449	–	368,369	5,928	362,441	–	Interest rate, foreign exchange
Derivative instruments	33,657	32,310	1,347	–	31,974	31,184	790	–	Interest rate, foreign exchange
Acceptances	10,878	–	10,878	–	8,472	–	8,472	–	Interest rate
Securities sold but not yet purchased	27,348	27,348	–	–	22,446	22,446	–	–	Interest rate
Securities lent or sold under repurchase agreements	39,695	–	39,695	–	28,884	–	28,884	–	Interest rate
Other liabilities	43,676	–	43,263	413	41,724	–	41,179	545	Interest rate
Subordinated debt	4,913	–	4,913	–	3,996	–	3,996	–	Interest rate
Total Liabilities	553,255	67,297	485,545	413	505,865	59,558	445,762	545
(1)	Primarily comprised of BMO’s balance sheet items that are subject to the trading and underwriting risk management framework and fair valued through profit or loss.
(2)	Primarily comprised of BMO’s balance sheet items that are subject to the structural balance sheet and insurance risk management framework, or are available-for-sale securities.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Structural (Non-Trading) Market Risk

Structural market risk is comprised of interest rate risk arising from our banking activities (loans and deposits) and foreign exchange risk arising from our foreign currency operations.

Structural Market Risk Governance

The RRC has oversight of the management of structural market risk, annually approves the structural market risk strategy and limits, and regularly reviews structural market risk positions. The RMC and Balance Sheet and Capital Management Committee (BSCMC) regularly review structural market risk positions and provide senior management oversight.

In addition to Board-approved limits on earnings and economic value exposure, more granular management limits are in place to guide day-to-day management of this risk. BMO’s Corporate Treasury group is responsible for the ongoing management of structural market risk across the enterprise, with independent oversight provided by the Market Risk group.

Structural Market Risk Measurement

Interest Rate Risk

Structural interest rate risk arises when changes in interest rates affect the cash flows, earnings and values of assets and liabilities from our banking activities. The objective of structural interest rate risk management is to maintain high-quality earnings and maximize sustainable product spreads.

Structural interest rate risk is primarily comprised of interest rate mismatch risk and product embedded option risk.

Interest rate mismatch risk arises when there are differences in the scheduled maturity, repricing dates or reference rates of assets, liabilities and derivatives. The net interest rate mismatch, representing residual assets funded by common shareholders’ equity, is managed to a target profile through interest rate swaps and securities.

Product embedded option risk arises when product features allow customers to alter scheduled maturity or repricing dates. Product embedded options include loan prepayment, deposit redemption privileges and committed rates on unadvanced mortgages. Product embedded options are managed to low risk levels through a dynamic hedging process or with purchased options.

Material presented in a blue-tinted font above is an integral part of the 2014 annual consolidated financial statements (see page 77).

94	BMO Financial Group 197th Annual Report 2014

Structural interest rate risk is measured using simulations, earnings sensitivity and economic value sensitivity analysis, stress testing and gap analysis, in addition to other traditional risk metrics.

Earnings Sensitivity is a measure of the impact of potential changes in interest rates on the projected 12-month after-tax net income of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements.

Economic Value Sensitivity is a measure of the impact of potential changes in interest rates on the market value of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements.

The models used to measure structural interest rate risk project changes in interest rates and predict how customers would likely react to the changes. For customer loans and deposits with scheduled maturity and repricing dates (such as mortgages and term deposits), our models measure the extent to which customers are likely to use embedded options to alter those scheduled terms. For customer loans and deposits without scheduled maturity and repricing dates (such as credit card loans and chequing accounts), we measure our exposure using models that adjust for elasticity in product pricing and reflect historical and forecasted trends in balances. These models have been developed using statistical analysis and are validated and periodically updated through regular model vetting, back-testing processes and ongoing dialogue with the lines of business. Models developed to predict customer behaviour are also used in support of product pricing.

Structural interest rate earnings and economic value sensitivity to an immediate parallel increase or decrease of 100 and 200 basis points in the yield curve are disclosed in the following table. The interest rate gap position is disclosed in Note 19 on page 160 of the financial statements.

During the year, economic value interest rate sensitivity increased and earnings interest rate sensitivity decreased primarily due to reduced short-term asset sensitivity and growth in capital. The asset-liability profile at the end of the year results in a structural earnings benefit from interest rate increases and structural earnings exposure to interest rate decreases.

Structural Balance Sheet Interest Rate Sensitivity

(Canadian $ in millions) (1)(2)

	As at October 31, 2014		As at October 31, 2013
	Economic value sensitivity (Pre-tax)	Earnings sensitivity over the next 12 months (After tax)	Economic value sensitivity (Pre-tax)	Earnings sensitivity over the next 12 months (After tax)
100 basis point increase	(715.1)	64.7	(503.1)	95.4
100 basis point decrease	405.2	(62.6)	340.1	(90.8)
200 basis point increase	(1,579.4)	85.8	(1,078.8)	158.1
200 basis point decrease	320.5	(68.1)	442.7	(113.7)

(1)	Losses are in brackets and benefits are presented as positive numbers.
(2)	For BMO’s Insurance businesses, a 100 basis point increase in interest rates at October 31, 2014, results in an increase in earnings after tax of $71 million and an increase in economic value before tax of $385 million ($81 million and $335 million, respectively, at October 31, 2013). A 100 basis point decrease in interest rates at October 31, 2014, results in a decrease in earnings after tax of $63 million and a decrease in economic value before tax of $414 million ($66 million and $399 million, respectively, at October 31, 2013). These impacts are not reflected in the table above.

Foreign Exchange Risk

Structural foreign exchange risk arises primarily from translation risk related to the net investment in our U.S. operations and from transaction risk associated with our U.S.-dollar-denominated net income.

Translation risk represents the impact changes in foreign exchange rates can have on BMO’s reported shareholders’ equity and capital ratios. When the Canadian dollar appreciates relative to the U.S. dollar, unrealized translation losses on our net investment in foreign operations, net of related hedging activities, are reported in other comprehensive income in shareholders’ equity. In addition, the Canadian dollar equivalent of U.S.-dollar-denominated risk-weighted assets decreases. The reverse is true when the Canadian dollar depreciates relative to the U.S. dollar. Consequently, we may hedge our net investment in foreign operations to ensure translation risk does not materially impact our capital ratios.

Transaction risk represents the impact that fluctuations in the Canadian/U.S. dollar exchange rate may have on the Canadian dollar equivalent of BMO’s U.S.-dollar-denominated results. Exchange rate fluctuations will affect future results measured in Canadian dollars and the impact on those results is a function of the periods in which revenues, expenses and provisions for credit losses arise. Hedging positions may be taken to partially offset the pre-tax effects of Canadian/U.S. dollar exchange rate fluctuations. If future results are consistent with results in 2014, each one cent increase (decrease) in the Canadian/U.S. dollar exchange rate would be expected to increase (decrease) adjusted net income before income taxes for the year by $10 million in the absence of hedging transactions.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if BMO is unable to meet financial commitments in a timely manner at reasonable prices as they fall due. Financial commitments include liabilities to depositors and suppliers, and lending, investment and pledging commitments.

Managing liquidity and funding risk is essential to maintaining the safety and soundness of the enterprise, depositor confidence and stability in earnings. It is BMO’s policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, even in times of stress.

Liquidity and Funding Risk Governance

The RRC has oversight of liquidity and funding risk, annually approves applicable policies, limits and the contingency plan, and regularly reviews liquidity and funding positions. BMO’s Corporate Treasury group recommends the Liquidity and Funding Risk Management Framework and the related risk appetite, limits and guidelines, monitors compliance with policy requirements and assesses the impact of market events on liquidity requirements on an ongoing basis. The RMC and BSCMC provide senior management oversight and also review and discuss significant liquidity and funding policies, issues and action items that arise in the execution of our strategy.

The Corporate Treasury group and the operating groups are responsible for the ongoing management of liquidity and funding risk across the enterprise.

Material presented in a blue-tinted font above is an integral part of the 2014 annual consolidated financial statements (see page 77).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Liquidity and Funding Risk Management

BMO’s Liquidity and Funding Risk Management Framework is defined and managed under Board-approved corporate policies and management-approved standards. These policies and standards outline key management principles, liquidity and funding management metrics and related limits and guidelines, as well as roles and responsibilities for the management of liquidity and funding risk across the enterprise.

BMO has robust limits and guidelines in place to manage liquidity and funding risk. Limits establish the enterprise-level risk appetite for our key Net Liquidity Position (NLP) measure, secured and unsecured funding appetite for both trading and structural activities and risk appetite for enterprise pledging activity. Guidelines establish maturity concentration tolerances, counterparty liability diversification requirements and business pledging activity. Guidelines are also established for the size and type of uncommitted and committed credit and liquidity facilities that may be outstanding to ensure liquidity and funding risk is appropriately managed. An enterprise-wide contingency plan that will facilitate effective management in the event of a disruption is also in place. Early warning indicators identified in the contingency plan are regularly monitored to identify early signs of increasing liquidity risk in the market or risks specific to BMO.

BMO subsidiaries include regulated and foreign legal entities and branches, and therefore movements of funds between companies in the corporate group are subject to the liquidity, funding and capital adequacy requirements of the subsidiaries, as well as tax and regulatory considerations that apply to the subsidiaries. As such, liquidity and funding positions are managed on both a consolidated and key legal entity basis. Liquidity and funding risk management policies and limits are in place for key legal entities that are informed by legal and regulatory requirements that apply to each entity, and positions are regularly reviewed at the legal entity level to ensure compliance with applicable requirements.

BMO employs fund transfer pricing and liquidity transfer pricing practices to ensure the appropriate economic signals are provided to the lines of business for the pricing of products for customers and to assess the performance of each business. These practices capture both the cost of funding assets and the value of deposits under normal operating conditions, as well as the cost of supplemental liquid assets held to support contingent liquidity requirements.

Liquidity and Funding Risk Measurement

A key component of liquidity risk management is the measurement of liquidity and contingent liquidity risk under stress. BMO uses the Net Liquidity Position (NLP) as a key measure of liquidity risk. The NLP represents the amount by which liquid assets exceed potential funding needs under a severe combined enterprise-specific and systemic stress scenario. Potential funding needs may arise from obligations to repay retail, commercial and wholesale deposits that are withdrawn or not renewed, fund drawdowns on available credit and liquidity lines, or purchase collateral for pledging due to ratings downgrades or as a result of market volatility, as well as fund asset growth and strategic investments. Potential funding needs are quantified by applying factors to various business activities based on management’s view of the relative liquidity risk of each activity. These factors vary depending on depositor classification (e.g., retail, small business, non-financial corporate or wholesale counterparties) and deposit type (e.g., insured, uninsured, operational or non-operational deposits) and by commitment type (e.g., uncommitted or committed credit or liquidity facilities by counterparty type). The stress scenario also considers the time horizon over which liquid assets can be monetized and the related haircuts that may occur under market stress. These funding needs are assessed under severely stressed systemic and enterprise-specific scenarios and a combination thereof. BMO targets to maintain a net liquidity position sufficient to withstand each scenario.

Stress testing results are compared against BMO’s stated risk tolerance and are considered in management decisions on limit or guideline setting and internal liquidity transfer pricing, and they also help to shape the design of business plans and contingency plans. The liquidity and funding risk framework is also integrated with enterprise-wide stress testing.

In addition to the NLP, we regularly monitor positions against the limits and guidelines noted in the Liquidity and Funding Risk Management section above. This includes required regulatory metrics such as the Liquidity Coverage Ratio (LCR) and Net Cumulative Cash Flow (NCCF).

Unencumbered Liquid Assets

Unencumbered liquid assets include high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets our liquidity and funding requirements. Liquid assets are primarily held in our trading businesses, as well as in supplemental liquidity pools that are maintained for contingent liquidity risk management purposes. The amounts of liquidity recognized for different asset classes under our management framework are subject to haircuts reflecting management’s view of the liquidity value of those assets in a stress scenario. Liquid assets in the trading businesses include cash on deposit with central banks and short-term deposits with other financial institutions, highly-rated debt and equity securities and short-term reverse repurchase agreements. Supplemental liquidity pool assets are predominantly comprised of cash on deposit with central banks and securities and short-term reverse repurchase agreements of highly rated Canadian federal and provincial and U.S. federal government and agency debt. Substantially all supplemental liquidity pool assets meet the definition of liquid assets under Basel III. Approximately 75% of the supplemental liquidity pool is held at the parent bank level in Canadian- and U.S.-dollar-denominated assets, with the remaining supplemental liquidity pool held in BMO Harris Bank in U.S.-dollar-denominated assets. The size of the supplemental liquidity pool is highly integrated with our measurement of contingent liquidity risk, as the size is calibrated to meet the potential funding needs, outside of our trading businesses, in each of the parent bank and BMO Harris Bank and achieve BMO’s target NLP for each entity. To meet local regulatory requirements, certain of our legal entities maintain their own minimum liquidity positions. There may be legal and regulatory restrictions on our ability to use liquid assets held in one legal entity to support the liquidity requirements of another legal entity.

In the ordinary course of business, BMO may encumber a portion of cash and securities holdings as collateral to support trading activities and participation in clearing and payment systems in Canada and abroad. In addition, BMO may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral for trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less collateral encumbered, totalled $171.0 billion at October 31, 2014. In addition to liquid assets, BMO retains access to the Bank of Canada’s emergency lending assistance programs, the Federal Reserve Bank discount window in the United States and European Central Bank standby liquidity facilities. BMO does not consider central bank facilities as a source of available liquidity when assessing its liquidity position.

In addition to cash and securities holdings, BMO may also pledge other assets, including mortgages and loans, to raise long-term secured funding. As part of the Liquidity and Funding Risk Management Framework, a Pledging of Assets corporate policy is in place that sets out the framework and pledging limits for financial and non-financial assets.

Material presented in a blue-tinted font above is an integral part of the 2014 annual consolidated financial statements (see page 77).

96	BMO Financial Group 197th Annual Report 2014

BMO’s total encumbered assets and unencumbered liquid assets are summarized in the table below. See Note 30 on page 178 of the financial statements for further information on pledged assets.

Liquid Assets

	As at October 31, 2014					As at October 31, 2013
(Canadian $ in millions)	Carrying value/on- balance sheet assets (1)	Other cash and securities received	Total gross assets (2)	Encumbered assets	Net unencumbered assets (3)	Net unencumbered assets (3)
Cash and cash equivalents	28,386	–	28,386	1,637	26,749	24,878
Deposits with other banks	6,110	–	6,110	–	6,110	6,518
Securities and securities borrowed or purchased under resale agreements Sovereigns / Central banks / Multilateral development banks	92,626	15,805	108,431	66,661	41,770	51,249
Mortgage-backed securities and collateralized mortgage obligations	17,127	1,444	18,571	2,525	16,046	10,543
Corporate debt	19,584	6,321	25,905	1,879	24,026	19,008
Corporate equity	67,537	15,665	83,202	41,602	41,600	37,020
Total securities and securities borrowed or purchased under resale agreements	196,874	39,235	236,109	112,667	123,442	117,820
NHA mortgage-backed securities (reported as loans at amortized cost) (4)	17,852	–	17,852	3,172	14,680	11,425
Total liquid assets	249,222	39,235	288,457	117,476	170,981	160,641
Other eligible assets at central banks (not included above) (5)	109,812	–	109,812	1,008	108,804	102,178
Undrawn credit lines granted by central banks	–	–	–	–	–	–
Total liquid assets and other sources	359,034	39,235	398,269	118,484	279,785	262,819
(1)	The carrying values outlined in this table are consistent with the carrying values in BMO’s balance sheet as at October 31, 2014.
(2)	Gross assets include on-balance sheet and off-balance sheet assets.
(3)	Net unencumbered liquid assets are defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less encumbered assets.
(4)	Under IFRS, NHA mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s liquidity and funding management framework. This amount is shown as a separate line item, NHA mortgage-backed securities.
(5)	Represents loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the loan portfolio, including incremental securitization, covered bond issuances and Federal Home Loan Bank (FHLB) advances.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Asset Encumbrance (Canadian $ in millions)

	Total gross assets (1)	Encumbered (2)		Net unencumbered
As at October 31, 2014		Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	34,496	–	1,637	417	32,442
Securities (5)	253,961	79,778	36,061	10,796	127,326
Loans and acceptances	285,186	37,060	1,965	137,357	108,804
Other assets
Derivative instruments	32,655	–	–	32,655	–
Premises and equipment	2,276	–	–	2,276	–
Goodwill	5,353	–	–	5,353	–
Intangible assets	2,052	–	–	2,052	–
Current tax assets	665	–	–	665	–
Deferred tax assets	3,019	–	–	3,019	–
Other assets	8,231	–	–	8,231	–
Total other assets	54,251	–	–	54,251	–
Total assets	627,894	116,838	39,663	202,821	268,572

	Total gross assets (1)	Encumbered (2)		Net unencumbered
As at October 31, 2013		Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	32,607	–	1,211	1,467	29,929
Securities (5)	217,427	64,168	24,014	6,815	122,430
Loans and acceptances	265,719	35,639	4,675	123,227	102,178
Other assets
Derivative instruments	30,259	–	–	30,259	–
Premises and equipment	2,168	–	–	2,168	–
Goodwill	3,819	–	–	3,819	–
Intangible assets	1,511	–	–	1,511	–
Current tax assets	1,065	–	–	1,065	–
Deferred tax assets	3,027	–	–	3,027	–
Other assets	7,695	–	–	7,695	–
Total other assets	49,544	–	–	49,544	–
Total assets	565,297	99,807	29,900	181,053	254,537
(1)	Gross assets include on-balance sheet and off-balance sheet assets.
(2)	Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities received that is pledged through repurchase agreements, securities lent, derivative contracts, minimum required deposits at central banks and requirements associated with participation in clearing houses and payment systems. Other encumbered includes assets which are restricted from use for legal or other reasons, such as restricted cash and short sales.
(3)	Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These include cash and securities of $11.2 billion as at October 31, 2014, which include securities held in BMO’s insurance subsidiary and credit protection vehicle, significant equity investments, and certain investments held in our merchant banking business. Other unencumbered assets also include mortgages and loans that may be securitized to access secured funding.
(4)	Loans included as available as collateral represent loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the loan portfolio, including incremental securitization, covered bond issuances and FHLB advances.
(5)	Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

Funding Strategy

Our funding philosophy requires that secured and unsecured wholesale funding used to support loans and less liquid assets is longer term (typically maturing in two to ten years) to better match the term to maturity of these assets. Wholesale secured and unsecured funding for liquid trading assets is generally shorter term (maturing in one year or less), is aligned with the liquidity of the assets being funded, and is subject to limits on aggregate maturities that are permitted across different time periods. Supplemental liquidity pools are funded with a mix of wholesale term funding.

BMO maintains a large and stable base of customer deposits that, in combination with our strong capital base, is a source of strength. It supports the maintenance of a sound liquidity position and reduces our reliance on wholesale funding. Customer deposits include core deposits and larger retail and commercial fixed-rate customer deposits. Customer deposits totalled $238.7 billion at the end of the year, up from $220.6 billion in 2013. BMO also receives deposits to facilitate certain trading activities, receives non-marketable deposits from corporate and institutional customers and issues structured notes primarily to retail investors. These deposits totalled $28.2 billion as at October 31, 2014.

Material presented in a blue-tinted font above is an integral part of the 2014 annual consolidated financial statements (see page 77).

98	BMO Financial Group 197th Annual Report 2014

Total wholesale funding outstanding, consisting of negotiable marketable securities, was $156.4 billion at October 31, 2014, with $35.6 billion sourced as secured funding and $120.8 billion sourced as unsecured funding. The mix and maturities of BMO’s wholesale term funding are outlined in the table below. Additional information on deposit maturities can be found in Note 32 on page 186.

BMO maintains a sizeable portfolio of unencumbered liquid assets, totalling $171.0 billion as at October 31, 2014, that can be monetized to meet potential funding requirements, as described in the Unencumbered Liquid Assets section above.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well diversified by jurisdiction, currency, investor segment, instrument and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian and U.S. Medium-Term Note Programs, Canadian and U.S. mortgage securitizations, Canadian credit card securitizations, covered bonds and Canadian and U.S. senior (unsecured) deposits.

BMO’s wholesale funding plan ensures sufficient funding capacity is available to execute business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for our businesses in our forecasting and planning process, and assesses funding needs against available potential sources. The funding plan is approved annually by the RRC and is regularly updated throughout the year to incorporate actual results and updated forecast information.

Wholesale Funding Maturities (1) (Canadian $ in millions)

As at October 31, 2014	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total
Deposits from banks (2)	7,885	4,187	674	175	12,921	–	–	12,921
Certificates of deposit and commercial paper	13,348	19,553	12,906	7,215	53,022	817	–	53,839
Bearer deposit notes	1,037	1,774	15	221	3,047	–	–	3,047
Asset-backed commercial paper (ABCP)	866	896	1,105	60	2,927	–	–	2,927
Senior unsecured medium-term notes	–	500	3,779	5,016	9,295	12,561	20,853	42,709
Senior unsecured structured notes (3)	13	362	15	168	558	49	1,257	1,864
Covered bonds and Securitizations	–	–	–	–	–	–	–	–
Mortgage securitizations	–	334	1,510	601	2,445	2,110	12,844	17,399
Covered bonds	–	–	–	2,254	2,254	1,691	3,667	7,612
Credit card securitizations	–	–	42	895	937	1,880	2,194	5,011
Subordinated debt (4)	–	–	–	322	322	–	6,091	6,413
Other (5)	–	–	–	–	–	–	2,677	2,677
Total	23,149	27,606	20,046	16,927	87,728	19,108	49,583	156,419
Of which:	–	–	–	–	–	–	–	–
Secured	866	1,230	2,657	3,810	8,563	5,681	21,382	35,626
Unsecured	22,283	26,376	17,389	13,117	79,165	13,427	28,201	120,793
Total (6)	23,149	27,606	20,046	16,927	87,728	19,108	49,583	156,419
(1)	Wholesale funding excludes repo transactions and bankers’ acceptances, which are disclosed in the contractual maturity table in Note 32 of the financial statements. Wholesale funding also excludes ABCP issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(2)	Except for deposits from banks, which primarily consist of bank deposits sourced to support trading activities, unsecured funding refers to funding through the issuance of marketable, negotiable securities.
(3)	Primarily issued to non-institutional investors.
(4)	Includes certain subordinated debt instruments reported as deposits or other liabilities for accounting purposes. Subordinated debt is reported in this table in accordance with recommended EDTF disclosures.
(5)	Refers to FHLB advances.
(6)	Total wholesale funding consists of Canadian-dollar-denominated funding of $53.9 billion and U.S.-dollar and other foreign-denominated funding of $102.5 billion as at October 31, 2014.

Regulatory Developments

In 2014, OSFI finalized its Liquidity Adequacy Requirements (LAR) guideline. The guideline outlines the approach and methodology for a number of liquidity metrics and tools that OSFI will use to monitor and assess the adequacy of Canadian banks’ liquidity, including the Liquidity Coverage Ratio (LCR), Net Cumulative Cash Flow (NCCF) and others. Under the guideline, Canadian banks will be required to maintain an LCR above 100% effective January 1, 2015. As at October 31, 2014, the bank comfortably exceeds the LCR minimum.

In 2014, the Basel Committee on Banking Supervision (BCBS) issued its final paper on LCR disclosure standards and OSFI published a LCR common disclosure template. Canadian banks are required to comply with the new disclosure standards beginning in the second quarter of the 2015 fiscal year reporting period.

In October 2014, BCBS published its final Net Stable Funding Ratio (NSFR) rules. The NSFR is the ratio of the available amount of stable funding (one year or greater) to the required amount of stable funding. BMO believes OSFI will engage with the industry to discuss domestic implementation of the NSFR in 2015. The NSFR is effective January 1, 2018.

Canada’s Department of Finance issued for comment in August 2014 a Consultation Paper outlining the proposed bail-in regime applicable to Canada’s domestic systemically important banks (D-SIBs), including BMO. The proposed bail-in regime would grant to the Government of Canada the power to permanently convert “eligible liabilities” of the D-SIB into common equity and to permanently cancel existing common shares if certain preconditions are met. Under the proposed bail-in regime, eligible liabilities would consist only of senior unsecured debt that is issued after the implementation date of the bail-in regime, tradable and transferable, and with an original term of over 400 days. D-SIBs would be subject to a Higher Loss Absorbency (HLA) requirement to be met through the sum of regulatory capital and long-term senior debt that is directly issued by the parent bank of between 17% and 23% of risk-weighted assets (RWA). The Consultation Paper also requested comments with respect to potentially instituting a bank holding company structure in Canada to better support the regime for bank resolutions. Comments on the Consultation Paper were due in September 2014.

Material presented in a blue-tinted font above is an integral part of the 2014 annual consolidated financial statements (see page 77).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

In November 2014, the Financial Stability Board (FSB) issued a Consultation Paper to enhance the loss-absorbing capacity of global systemically important banks (G-SIBs) in resolution. Under the proposal, G-SIBs would be required to maintain Total Loss Absorbency Capacity (TLAC) in excess of prescribed minimum thresholds. TLAC would include regulatory capital and eligible liabilities that can absorb losses in resolution. The minimum amount of TLAC banks would need to hold would be equal to 16% to 20% of RWA (plus applicable regulatory buffers) or two times the Basel III Leverage Ratio minimum requirement of 3%. Conformance with TLAC requirements will not be required before January 1, 2019. Comments on the Consultation Paper are due in February 2015 and a quantitative impact study is planned for early 2015. The FSB is planning to finalize the proposal in late 2015.

Credit Ratings

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access the capital markets at competitive pricing levels. Should our credit ratings experience a material downgrade, our cost of funds would likely increase significantly and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could have additional consequences, including those set out in Note 10 on page 146 of the financial statements.

The credit ratings assigned to BMO’s senior debt by rating agencies are indicative of high-grade, high-quality issues. In June 2014, Moody’s affirmed its long-term ratings and changed its outlook to “negative” from “stable” on the supported senior debt and uninsured deposit ratings of BMO and six other large Canadian banks in light of previously announced plans by the Canadian federal government to implement a bail-in regime for domestic systemically important banks. In August 2014, S&P affirmed its long-term and short-term issuer credit ratings of BMO and revised its outlook for BMO and other Canadian banks to “negative” from “stable”, reflecting the possible impact of a bail-in policy proposal from the Canadian federal government.

As at October 31, 2014
Rating agency	Short-term debt	Senior long- term debt	Subordinated debt(1)	Outlook
Moody’s	P-1	Aa3	A3	Negative
S&P	A-1	A+	BBB+	Negative
Fitch	F1+	AA-	A+	Stable
DBRS	R-1 (high)	AA	AA (low)	Stable
(1)	NVCC subordinated debt is rated Baa1 by Moody’s, BBB by S&P and A(low) by DBRS.

100	BMO Financial Group 197th Annual Report 2014

Operational Risk

Operational risk is the potential for loss resulting from inadequate or failed internal processes or systems, human interactions or external events, but excludes business risk.

BMO is exposed to potential losses arising from a variety of operational risks, including process failure, theft and fraud, regulatory non-compliance, business disruption, information security breaches and exposure related to outsourcing, as well as damage to physical assets. Operational risk is inherent in all our business activities, including the processes and controls used to manage all risks we face. While operational risk can never be fully eliminated, it can be managed to reduce exposure to financial loss, reputational harm or regulatory sanctions.

Operational Risk Governance

Operational risk management is governed by a robust committee structure supported by a comprehensive set of policies, standards and operating guidelines. The Operational Risk Committee (ORC), a sub-committee of the RMC, is the main decision-making committee for all operational risk management matters and has responsibility for the oversight of operational risk strategy, management and governance. The ORC provides advice and guidance to the lines of business on operational risk assessments, measurement and mitigation, and related monitoring of change initiatives. The ORC also oversees the development of policies, standards and operating guidelines that give effect to the governing principles of the Operational Risk Management Framework (ORMF). These governance documents incorporate industry leading practices and are reviewed on a regular basis to ensure they are current and consistent with our risk appetite. We continue to enhance governance by increasing the number of Corporate Support areas that can provide additional oversight for specific operational risks.

Regular reporting and analysis of our enterprise operational risk profile to the various committees (ORC, RMC and RRC) are important elements of our ORMF. Enterprise reporting provides an integrated view of top and emerging risks, loss trending, capital consumption, key risk indicators and operating group portfolio profiles. A critical aspect of this reporting is the quality of underlying sources and systems. Timely and comprehensive operational risk reporting enhances risk transparency and facilitates the proactive management of operational risk exposures.

The operating groups are responsible for the day-to-day management of operational risk in a manner consistent with our enterprise-wide principles. Independent risk management oversight is provided by operating group Chief Risk Officers and Operational Risk Officers, Corporate Support areas and Corporate Operational Risk Management. Operational Risk Officers independently assess group operational risk profiles, identify material exposures and potential weaknesses in controls, and recommend appropriate mitigation strategies and actions. Corporate Support areas develop tools and processes for the management of specific operational risks across the enterprise. Corporate Operational Risk Management establishes the ORMF and the necessary governance framework, with operating group Chief Risk Officers providing governance and oversight for their respective business units.

Operational Risk Management

The ORMF defines the processes we use to identify, measure, manage, mitigate, monitor and report key operational risk exposures. A primary objective of the ORMF is to ensure that our operational risk profile is consistent with our risk appetite and supported by adequate capital. Executing our ORMF strategy also involves continuing to embed our risk culture by promoting greater awareness and understanding of operational risk to our first line of defence through training and communication. In addition, we continue to invest in talent to further strengthen our second line of defence capabilities. The key programs, method-

ologies and processes we have developed to support the framework are highlighted below:

•

Risk Control Assessment (RCA) is an established process used by our operating groups to identify the key risks associated with their businesses and the controls required for risk mitigation. The RCA process provides a forward-looking view of the impact of the business environment and internal controls on operating group risk profiles, enabling the proactive management, mitigation and prevention of risk. On an aggregate basis, RCA results also provide an enterprise-level view of operational risks relative to risk appetite, to ensure key risks are adequately managed and mitigated.

•

Process Risk Assessment (PRA) provides a deeper focus in identifying key risks and controls in our business processes and can span across multiple business units. The PRA enables a greater understanding of our key processes in order to facilitate more effective oversight and ensure risks are appropriately mitigated.

•

BMO’s initiative assessment and approval process is used to assess, document and approve qualifying initiatives when new business, services and products are developed or existing services and products are enhanced. The process ensures that due diligence, approval, monitoring and reporting requirements are appropriately addressed at all levels of the organization.

•

Key Risk Indicators (KRIs) provide an early indication of any adverse changes in risk exposure. Operating groups and Corporate Support areas identify metrics related to their material operational risks. These KRIs are used in monitoring operational risk profiles and their overall relation to our risk appetite, and are linked to thresholds that trigger management action.

•

Internal loss data serves as an important means of assessing our operational risk exposure and identifying opportunities for future risk prevention measures. Under this process, internal loss data is analyzed and benchmarked against external data. Material trends are regularly reported to the ORC, RMC and RRC to ensure preventative and corrective action can be taken where appropriate. BMO is a member of the Operational Risk Data Exchange Association, the American Bankers Association and other international and national associations of banks that share loss data information anonymously to assist in risk identification, assessment and modelling.

•	BMO’s operational risk management training programs ensure employees are qualified and equipped to execute the ORMF strategy consistently, effectively and efficiently.
•

Effective business continuity management ensures that we have the capability to sustain, manage and recover critical operations and processes in the event of a business disruption, thereby minimizing any adverse effects on our customers and other stakeholders.

•

BMO’s Corporate Risk & Insurance team provides a second level of mitigation for certain operational risk exposures. We purchase insurance in amounts that are expected to provide adequate protection against unexpected material loss and where insurance is required by law, regulation or contractual agreement. There have been no material operational risk loss events during the year ended October 31, 2014.

•

During the year, BMO received approval to use the Advanced Measurement Approach (AMA), a risk-sensitive capital model, to determine Basel II regulatory capital requirements for managing operational risk.

•

Stress testing measures the potential impact of plausible operational, economic, market and credit events on our operations and capital. Scenario analysis provides management with a better understanding of low-frequency, high-severity events and assesses enterprise preparedness for events that could create risks that exceed our risk appetite. Under the AMA, we use scenario analysis for stress testing, to manage tail risk exposure to low-frequency, high severity events and to validate operational risk capital adequacy.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Insurance Risk

Insurance risk is the risk of loss due to actual experience being different from that assumed when an insurance product was designed and priced. It generally entails inherent unpredictability that can arise from assuming long-term policy liabilities or from the uncertainty of future events. Insurance risk exists in all our insurance products, including annuities and life, accident and sickness, and creditor insurance, as well as in our reinsurance business.

Insurance risk consists of:

•

Claims risk – the risk that the actual magnitude or frequency of claims will differ from those assumed in the pricing or underwriting process, including mortality risk, morbidity risk, longevity risk and catastrophe risk;

•

Policyholder behaviour risk – the risk that the behaviour of policyholders related to premium payments, withdrawals or loans, policy lapses and surrenders and other voluntary terminations will differ from the behaviour assumed in the pricing calculations; and

•	Expense risk – the risk that actual expenses associated with acquiring and administering policies and processing claims will exceed the expenses assumed in the pricing calculations.

A robust product approval process is a cornerstone of the framework for identifying, assessing and mitigating risks associated with new insurance products or changes to existing products. This process, combined with guidelines and practices for underwriting and claims management, promotes the effective identification, measurement and management of insurance risk. Reinsurance, which involves transactions that transfer insurance risk to independent reinsurance companies, is also used to manage our exposure to insurance risk by diversifying risk and limiting claims.

Actuarial liabilities are estimates of the amounts required to meet insurance obligations. Liabilities are established in accordance with the standards of practice of the Canadian Institute of Actuaries and the Chartered Professional Accountants of Canada’s Accounting Standards Board. These liabilities are validated through extensive internal and external reviews and audits. Assumptions underlying actuarial liabilities are regularly updated to reflect emerging actual experience. The Appointed Actuaries of our insurance subsidiaries are appointed by those subsidiaries’ boards of directors and have statutory responsibility for providing opinions on the adequacy of provisions for policyholder liabilities, the solvency of the insurance companies and the fairness of treatment of participating policyholders. In addition, the work of each Appointed Actuary is subject to an external, independent review by a qualified actuary every three years, in accordance with OSFI Guideline E-15.

As of the current year, we commenced the assessment of risks, capital needs and solvency position through the Own Risk and Solvency Assessment (ORSA) as required by OSFI.

Legal and Regulatory Risk

Legal and regulatory risk is the risk of not complying with laws, contractual undertakings or other legal requirements, as well as regulatory requirements and regulators’ expectations. Failure to properly manage legal and regulatory risk may result in litigation, financial losses, regulatory sanctions, an inability to execute our business strategies and harm to our reputation.

BMO’s success relies in part on our ability to prudently manage our exposure to judgments, fines or losses arising from the risk of not complying with laws or contractual undertakings, or not meeting regulatory requirements or regulator expectations. The financial services industry is highly regulated, and we anticipate more intense scrutiny from our supervisors in the oversight process and strong enforcement of regulatory requirements as governments and regulators around the world continue major reforms to strengthen the stability of the financial system. The current environment is one in which banks globally have recently been subject to fines in relation to a number of regulatory and market conduct issues at unprecedented levels. As rulemaking evolves, we monitor developments to ensure BMO is well-positioned to respond to and implement any required changes.

Under the direction of the General Counsel, the Legal and Compliance Group (LCG) maintains enterprise-wide frameworks to identify, measure, manage, monitor and report on legal and regulatory risk. LCG also works with operating groups and Corporate Support areas to identify legal and regulatory requirements, trends and potential risks, recommend mitigation strategies and actions, and oversee litigation involving BMO. Another area of focus for legal and compliance management and operating groups’ risk committees is oversight of fiduciary risk related to BMO’s businesses that provide products or services giving rise to fiduciary duties to clients. Of particular importance are the policies and practices that address the responsibilities of a business to a client, including service requirements and expectations, client suitability determinations, and disclosure obligations and communications. Failure to properly manage these risks may result in harm to our reputation, cause a decline in investor confidence, and affect our ability to execute our business strategies.

Under the direction of the Chief Anti-Money Laundering Officer, the Anti-Money Laundering Office is responsible for the governance, oversight and assessment of the principles and procedures established by the enterprise to ensure compliance with regulatory requirements and risk parameters related to anti-money laundering, anti-terrorist financing and sanctions measures. International regulators continue to focus on anti-money laundering and related efforts, to raise their expectations concerning the quality and efficacy of anti-money laundering and related programs and to penalize institutions that fail to meet these expectations.

All of these frameworks reflect the three-lines-of-defence operating model described previously. The operating groups and Corporate Support areas manage day-to-day risks in compliance with corporate policies, while LCG teams specifically aligned with designated operating groups provide advice and independent legal and regulatory risk management oversight.

Heightened regulatory and supervisory scrutiny has had a significant impact on how we conduct business. Working with the operating groups and other Corporate Support areas, LCG continues to diligently assess and analyze the implications of regulatory changes, and devote substantial resources to implement systems and processes required to comply with new regulations while helping the operating groups meet BMO customers’ needs and demands.

We continue to respond to other global regulatory developments, including capital and liquidity requirements under the Basel Committee on Banking Supervision global standards (Basel III), over-the-counter (OTC) derivatives reform, consumer protection measures and specific financial reforms, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank). For additional discussion on regulatory developments relating to capital management, please refer to the Enterprise-Wide Capital Management section starting on page 64.

Cross-Border Resolution and Bail-in. The Financial Stability Board (FSB) published a consultative document concerning cross-border recognition of resolution actions and the removal of impediments to the resolution of systemically important financial institutions (Proposal). The Proposal

102	BMO Financial Group 197th Annual Report 2014

encourages jurisdictions to include in their resolution frameworks features designed to enable prompt effect to be given to foreign resolution actions. It also recommends two types of arrangements between contracting parties to address areas critical for orderly cross-border resolution: (1) temporary restrictions or stays on early termination rights in financial contracts; and (2) write-down or conversion of debt instruments in resolution, or “bail-in” provisions, where the instruments are governed by the laws of a jurisdiction other than that of the issuing entity. Under the Proposal, FSB member governments are to take official action to promote adoption of these two contractual solutions, and FSB would finalize guidance on core elements of statutory recognition frameworks by the end of 2015. Canada has proposed a “bail-in” framework to apply to Canada’s domestic systemically important banks, including BMO. Please refer to page 99 in the Liquidity and Funding Risk section for further information on the proposed “bail-in” framework and other related regulatory developments.

Dodd-Frank. Dodd-Frank reforms include heightened consumer protection, revised regulation of the OTC derivatives markets, restrictions on proprietary trading and ownership and sponsorship of private investment funds by banks and their affiliates (referred to as the Volcker Rule), imposition of heightened prudential standards and broader application of leverage and risk-based capital requirements. Dodd-Frank rulemaking will continue over the next several years. In December 2013, U.S. regulators issued the final Volcker Rule. Banking entities have until July 21, 2015 to conform most of their activities and investments. In addition, under Dodd-Frank, most OTC derivatives are now subject to a comprehensive regulatory regime. Certain derivatives are now required to be centrally cleared and traded on an exchange and are subject to reporting and business conduct requirements. Capital and margin requirements relating to derivatives are currently being considered by U.S. and international regulators. In Canada, OTC derivative transactions must now be reported to designated trade repositories.

Indirect Auto Lenders. The Consumer Financial Protection Bureau (CFPB), which enforces certain U.S. federal consumer finance laws, is closely scrutinizing indirect auto lenders to focus on compliance, including with fair lending laws.

FBO Rule. In February 2014, the Federal Reserve Board approved a final rule for strengthening supervision and regulation of foreign banking organizations (FBO Rule) that implements Dodd-Frank’s enhanced prudential standards for the U.S. operations of non-U.S. banks, such as BMO. The FBO Rule establishes new requirements relating to risk-based capital, leverage limits, liquidity standards, risk-management frameworks, concentration and credit exposure limits, resolution planning and credit exposure reporting. We must file, by January 1, 2015, an outline of our implementation plan for meeting these requirements by the effective date (July 1, 2016). BMO is preparing for the impact of the FBO Rule on its operations.

Risk Governance Framework. The Office of the Comptroller of Currency issued for comment proposed guidelines for the design and implementation of a risk governance framework for large national banks, and board of director oversight of the framework’s design and implementation. These guidelines would apply to our principal U.S. subsidiary bank, BMO Harris Bank N.A. (BHB), and establish specific roles and responsibilities focused on risk management for BHB’s front-line units, risk management, internal audit, board and CEO.

The General Counsel and the Chief Compliance Officer (CCO) regularly report to the Audit and Conduct Review Committee (ACRC) of the Board and senior management on the effectiveness of our Enterprise Compliance Program (ECP) which, using a risk-based approach, identifies, assesses and manages compliance with applicable legal and regulatory requirements. The ECP directs operating groups and Corporate Support areas to maintain compliance policies, procedures and controls to meet these requirements. Under the direction of the CCO, LCG identifies and reports on gaps and deficiencies and tracks remedial action plans. The Chief Anti-Money Laundering Officer also regularly reports to the ACRC.

All BMO employees are required to annually complete legal and regulatory training on topics such as anti-corruption, anti-money laundering and privacy. This is done in conjunction with our code of conduct training, which tests employees’ knowledge and understanding of how they are required to behave.

Business Risk

Business risk arises from the specific business activities of a company and the effects these could have on its earnings.

Business risk encompasses the potential causes of earnings volatility that are distinct from credit, market or operational risk factors. The management of business risk identifies and addresses factors related to the risk that volumes will decrease or margins will shrink without the company having the ability to compensate for this decline by cutting costs.

BMO faces many risks that are similar to those faced by non-financial firms, principally that our profitability, and hence value, may be eroded by changes in the business environment or by failures of strategy or execution. Sources of these risks include, but are not limited to, changing client expectations, adverse business developments and relatively ineffective responses to industry changes.

Within BMO, each operating group is responsible for controlling its respective business risk by assessing, managing and mitigating the risks arising from changes in business volumes and cost structures, among other factors.

Model Risk

Model risk is the potential for adverse consequences from decisions based on incorrect or misused model outputs. The adverse consequences can be financial loss, poor business decision-making or damage to reputation.

BMO uses models that range from very simple models for basic transactions to highly complicated models that value complex transactions and measure sophisticated portfolio risk and capital.

These models are used to inform strategic decision-making and to assist in making daily lending, trading, underwriting, funding, invest-

ment and operational decisions. BMO also uses models as a core risk management tool, to measure exposure to specific risks and to measure total risk on an integrated basis using Economic Capital.

BMO maintains strong controls over the development, implementation and application of models, which can be grouped within seven main categories:

•	valuation models for the valuation of assets, liabilities or reserves;
•	risk exposure estimation models for measuring credit risk, market risk, liquidity risk and operational risk, which also address expected loss and its applications;

BMO Financial Group 197th Annual Report 2014	103

MANAGEMENT’S DISCUSSION AND ANALYSIS

•	adjudication and underwriting models for adjudicating and underwriting transactions;
•	capital and stress testing models for measuring capital, allocating capital and managing regulatory capital and Economic Capital;
•	fiduciary models for asset allocation, asset optimization and portfolio management;
•	major business managed application models for material business-making where model outcomes play material roles; and
•	models driven by regulatory and other stakeholder requirements.

Model Risk Governance

The Model Risk Management Committee, a cross-functional group representing all key stakeholders across the enterprise (Model Users, Model Developers, the Model Risk Governance group and the Model Risk Validation (MRV) group), meets regularly to provide input into the development, implementation and maintenance of the Model Risk Management Framework and the requirements governing all models that are used across the enterprise.

Model Risk is governed by the enterprise-wide Model Risk Management Framework, which sets out end-to-end risk governance across the model activity cycle and ensures that model risk remains consistent with BMO’s enterprise-wide risk appetite. The framework includes BMO’s Model Risk Corporate Policy & Guidelines, which outlines explicit principles for managing model risk, details model risk processes and clearly defines roles and responsibilities of all stakeholders.

The Model Risk Corporate Policy, which is approved by the RRC, outlines the requirements for the oversight, identification, development, independent validation, implementation, use, monitoring and reporting of models and model risk across the enterprise.

Prior to use, all models must receive approval based on an independent assessment of their specific model risk by the MRV group. All models are assigned a risk rating as part of the validation process, which determines the materiality of model risk and the frequency of ongoing review. In addition to regularly scheduled model validation and review, BMO uses model risk monitoring and oversight reporting and procedures to inform management that models are managed and used, and perform as expected. This oversight also mitigates model risk by increasing the likelihood of early detection of emerging issues.

Model Validation, Outcome Analysis & Back-Testing

Once the models are validated, approved and in production they are subject to ongoing validation, which includes ongoing monitoring and outcomes analysis. As a key component of the outcomes analysis, back-testing measures model output against actual observed outcomes. This analysis is used to confirm the validity and performance of each model over time while ensuring that right level of controls are in place to address identified issues and enhance a model’s overall performance.

Credit Risk – Credit Risk Model Validation Guidelines are an important subset of BMO’s Model Risk Guidelines. These Credit Risk Model Vali-

dation Guidelines include clear requirements for how BMO back-tests credit risk models.

The process for back-testing for the Probability of Default (PD) includes comparing a credit risk model estimated probabilities of default against the actual or realized default rates across all obligor ratings. This process also includes testing for statistical evidence that default rates accurately represent sampling variability over time.

The comprehensive validation of a risk rating system includes various prescribed tests and analyses that measure discriminatory power, calibration and dynamic properties, with support from migration analysis. Additional tests or analyses are used to validate borrower risk rating grades and probability of default.

As with any analysis, BMO applies human judgment to determine which factors, such as data limitations, may impact the overall relevance of a given validation approach or interpretation of statistical analysis. A similar back-testing is applied to the Loss Given Default (LGD) and Exposure at Default (EAD).

Annual Validations of in-production models are conducted to ensure they perform as intended and to confirm the adequacy of their design. An annual Validation includes an ongoing qualitative validation conducted by model developers and a quantitative Validation conducted by the MRV group with all conclusions reported back to senior management.

Trading and Underwriting Market Risk – All internal models used to calculate regulatory capital for trading and underwriting market risk must have their Value at Risk (VaR) results back-tested regularly. The bank’s internal VaR model is back-tested daily, and the 1-day 99% confidence level VaR at the local and consolidated BMO levels are compared against the realized theoretical Profit & Loss (P&L) which is the daily change in portfolio value that would occur if the portfolio composition remained unchanged. If the theoretical P&L is negative and its absolute value is greater than the previous day’s VaR, a back-testing exception occurs. Each exception is investigated, explained and documented, and the back-testing results are reviewed by the Board and regulators. This process monitors the quality and accuracy of the internal VaR model and assists in refining overall risk measurement procedures.

Structural Market Risk – Model back-testing is performed monthly and reported quarterly. For products with scheduled term such as mortgages and term deposits, the model-predicted prepayments or redemptions are compared against the actual observed outcomes. For products without a scheduled term such as credit card loans and chequing accounts the modelled balance run-off profiles are compared against actual balance trends.

The variances between model predictions and actual experienced outcomes are measured against pre-defined risk materiality thresholds. To ensure variances are within the tolerance range, actions such as model review and parameter recalibration are taken. Performance is assessed by analyzing model overrides and tests conducted during model development, such as back-testing and sensitivity testing.

Strategic Risk

Strategic risk is the potential for loss due to fluctuations in the external business environment and/or failure to properly respond to these fluctuations as a result of inaction, ineffective strategies or poor implementation of strategies.

Strategic risk arises from external risks inherent in the business environment within which BMO operates, as well as the risk of potential loss if BMO is unable to address those external risks effectively. While external strategic risks – including economic, political, regulatory, technological, social and competitive risks – cannot be controlled, the likelihood and magnitude of their impact can be mitigated through an effective strategic risk management framework.

BMO’s Strategy Group oversees our strategic planning processes and works with the lines of business, along with Risk, Finance and other Corporate Support areas, to identify, monitor and mitigate strategic risk across the enterprise. Our rigorous strategic risk management framework encourages a consistent approach to the development of strategies and incorporates financial information linked to financial commitments.

The Strategy Group works with the lines of business and key corporate stakeholders during the strategy development process to promote consistency and adherence to strategic management standards. The

104	BMO Financial Group 197th Annual Report 2014

potential impacts of changes in the business environment, such as broad industry trends and the actions of competitors, are considered as part of this process and inform strategic decisions within each of our lines of business. Enterprise and group strategies are reviewed with the Executive Committee and the Board of Directors annually in interactive sessions that challenge assumptions and strategies in the context of current and potential future business environments.

Performance objectives established through the strategic management process are monitored regularly and are reported upon quarterly, using both leading and lagging indicators of performance, so that strategies can be reviewed and adjusted where necessary. Regular strategic and financial updates are also monitored closely to identify any significant emerging risk issues.

Reputation Risk

Reputation risk is the risk of a negative impact to BMO that results from the deterioration of BMO’s reputation. Potential negative impacts include revenue loss, decline in client loyalty, litigation, regulatory sanction or additional oversight, or decline in BMO’s share price.

BMO’s reputation is one of its most valuable assets. By protecting and maintaining our reputation, we can increase shareholder value, reduce our cost of capital and improve employee engagement and customer loyalty.

Our reputation is built on our commitment to high standards of business conduct and ethics.

FirstPrinciples, our code of conduct, is the basis for fostering a culture of integrity and trust and provides all employees and directors with guidance on expected behaviour.

All employees and directors are responsible for conducting themselves in accordance with FirstPrinciples, thus building and maintaining BMO’s reputation.

We believe that active, ongoing and effective management of reputation risk is best achieved by considering reputation risk issues in the course of strategy development, strategic and operational implementation, and transactional or initiative decision-making, as well as in making day-to-day business decisions. Reputation risk is also managed through our corporate governance practices and risk management framework.

The Reputation Risk Management Committee reviews instances of significant or heightened reputation risk to BMO, including those that may arise from complex credit or structured-finance transactions.

Environmental and Social Risk

Environmental and social risk is the risk of loss or damage to BMO’s reputation resulting from environmental and social concerns related to BMO or its customers. Environmental and social risk is often associated with credit, operational and reputation risk.

In order to manage our business responsibly we consider factors that can give rise to environmental and social risk. This concept is embedded in our Board approved Code of Business Conduct and Ethics. Environmental and social risk management activities are overseen by the Environmental, Social and Governance (ESG) group and the Environmental Sustainability group, with support from our lines of business and other Corporate Support areas. BMO’s Sustainability Council, which is comprised of executives representing various areas of the organization, provides insight and guidance for our environmental and social initiatives.

As part of our enterprise risk management framework, we evaluate the environmental and social impact of our clients’ operations, as well as the impact of their industry sectors. Environmental and social risk covers a broad spectrum of issues, such as climate change, biodiversity and ecosystem health, pollution, waste and the unsustainable use of water and resources, as well as risks to the livelihoods, health and rights of communities and their cultural heritage. We work with external stakeholders to understand the impact of our operations and financing decisions in the context of these issues, and we use this understanding to determine the consequences for our businesses. BMO has developed and implemented specific financing guidelines on environmental and social risk for specific lines of business. Environmental and social risks associated with credit transactions are managed within BMO’s credit and counterparty risk framework. Enhanced due diligence is applied to transactions with clients operating in environmentally sensitive industry sectors.

BMO applies the Equator Principles, a voluntary credit risk management framework for determining, assessing and managing environmental and social risk in project finance transactions. These principles have been integrated into our credit risk framework. We are also a signatory to and participate in the Carbon Disclosure Project, which provides corporate disclosure on greenhouse gas emissions and climate change management.

BMO implemented ESG training for BMO Capital Markets employees as part of a program to reinforce a consistent understanding of environmental and social risk across the enterprise. The training includes identification of emerging issues, an overview of BMO’s due diligence procedures and tools to assist employees in identifying and managing environmental, social and governance risks. We review our environmental and social risk policies and procedures on a periodic basis.

BMO is a signatory to the UN Principles for Responsible Investment, a framework designed to encourage sustainable investing through the integration of ESG issues in investment, decision-making and ownership practices.

To ensure that we are informed of emerging issues, we participate in global forums with our peers, maintain an open dialogue with our stakeholders and continuously monitor and evaluate policy and legislative changes in the jurisdictions in which we operate. Our environmental and social policies and practices are outlined in detail in our annual Environmental, Social and Governance Report and Public Accountability Statement, and on our Corporate Responsibility website.

BMO Financial Group 197th Annual Report 2014	105

SUPPLEMENTAL INFORMATION

Supplemental Information

Certain comparative figures have been reclassified to conform to the current period’s presentation and for changes in accounting policies. Refer to Note 1 of the consolidated financial statements. In addition, on November 1, 2011, BMO’s financial statements have been reported in accordance with IFRS. Results for years prior to 2011 have not been restated and are presented in accordance with Canadian GAAP as defined at that time (CGAAP).

As a result of these changes, certain growth rates and compound annual growth rates (CAGR) may not be meaningful.

Adjusted results in this section are non-GAAP measures. Refer to the non-GAAP Measures section on page 32.

Table 1: Shareholder Value and Other Statistical Information

As at or for the year ended October 31	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
Market Price per Common Share ($)
High	85.71	73.90	61.29	63.94	65.71	54.75	63.44	72.75	70.24	62.44
Low	67.04	56.74	53.15	55.02	49.78	24.05	35.65	60.21	56.86	53.05
Close	81.73	72.62	59.02	58.89	60.23	50.06	43.02	63.00	69.45	57.81

Common Share Dividends
Dividends declared per share ($)	3.08	2.94	2.82	2.80	2.80	2.80	2.80	2.71	2.26	1.85
Dividend payout ratio (%)	47.8	47.5	46.0	57.1	58.6	90.6	73.9	64.8	43.0	39.1
Dividend yield (%)	3.8	4.0	4.8	4.8	4.6	5.6	6.5	4.3	3.3	3.2
Dividends declared ($ millions)	1,991	1,904	1,820	1,690	1,571	1,530	1,409	1,354	1,133	925

Total Shareholder Return (%)
Five-year average annual return	15.5	17.0	4.2	1.9	5.9	1.8	0.9	14.2	19.1	13.8
Three-year average annual return	16.7	11.5	10.8	17.4	4.5	(5.3)	(5.6)	6.6	15.6	18.4
One-year return	17.1	28.8	5.2	2.4	26.4	25.1	(27.9)	(5.8)	24.1	3.7

Common Share Information
Number outstanding (in thousands)
End of year	649,050	644,130	650,730	639,000	566,468	551,716	504,575	498,563	500,726	500,219
Average basic	645,860	648,476	644,407	591,403	559,822	540,294	502,062	499,950	501,257	500,060
Average diluted	648,475	649,806	648,615	607,068	563,125	542,313	506,697	508,614	511,173	510,845
Number of shareholder accounts	55,610	56,241	59,238	58,769	36,612	37,061	37,250	37,165	38,360	40,104
Book value per share ($)	48.18	43.22	39.41	36.76	34.09	31.95	32.02	28.29	28.89	26.48
Total market value of shares ($ billions)	53.0	46.8	38.4	37.6	34.1	27.6	21.7	31.4	34.8	28.9
Price-to-earnings multiple	12.8	11.8	9.7	12.2	12.7	16.3	11.4	15.3	13.5	12.5
Price-to-adjusted earnings multiple	12.4	11.7	9.9	11.5	12.5	12.5	9.2	11.6	13.4	12.9
Market-to-book value multiple	1.70	1.66	1.47	1.49	1.77	1.57	1.34	2.23	2.40	2.18

Balances
As at assets	588,659	537,044	524,684	500,575	411,640	388,458	416,050	366,524	319,978	293,862
Average daily assets	593,928	555,431	543,931	469,934	398,474	438,548	397,609	360,575	309,131	296,502
Average daily net loans and acceptances	292,098	266,107	246,129	215,414	171,554	182,097	175,079	165,783	153,282	139,414

Return on Equity and Assets
Return on equity (%)	14.0	14.9	15.9	15.1	14.9	9.9	13.0	14.4	19.2	18.8
Adjusted return on equity (%)	14.4	15.0	15.5	16.0	15.0	12.9	16.2	19.0	19.3	18.3
Return on average assets (%)	0.72	0.74	0.75	0.65	0.71	0.41	0.50	0.59	0.86	0.81
Adjusted return on average assets (%)	0.74	0.75	0.73	0.68	0.71	0.52	0.61	0.78	0.87	0.78
Return on average risk-weighted assets (%) (1)	1.85	1.93	1.96	1.70	1.74	0.97	1.07	1.20	1.71	1.63
Adjusted return on average risk-weighted assets (%) (1)	1.91	1.94	1.92	1.79	1.76	1.25	1.32	1.58	1.71	1.58
Average equity to average total assets (%)	0.05	0.05	0.05	0.04	0.05	0.04	0.04	0.04	0.04	0.04

Other Statistical Information
Employees (2)
Canada	30,596	30,301	30,797	31,351	29,821	29,118	29,529	28,944	27,922	26,684
United States	14,836	14,696	14,963	15,184	7,445	6,732	7,256	6,595	6,785	6,901
Other	1,346	634	512	440	363	323	288	288	234	200
Total	46,778	45,631	46,272	46,975	37,629	36,173	37,073	35,827	34,941	33,785
Bank branches
Canada	934	933	930	920	910	900	983	977	963	968
United States	615	626	638	688	321	290	292	243	215	208
Other	4	4	3	3	3	5	5	4	4	4
Total	1,553	1,563	1,571	1,611	1,234	1,195	1,280	1,224	1,182	1,180
Automated banking machines
Canada	3,016	2,900	2,596	2,235	2,076	2,030	2,026	1,978	1,936	1,952
United States	1,322	1,325	1,375	1,366	905	636	640	583	547	539
Total	4,338	4,225	3,971	3,601	2,981	2,666	2,666	2,561	2,483	2,491
2010 and prior based on CGAAP.

2011 has not been restated to reflect the new IFRS standards adopted in 2014.

(1)	Beginning in 2008, return on average risk-weighted assets has been calculated under the Basel II guidelines; for all prior periods, return on average risk-weighted assets has been calculated using the Basel I methodology.
(2)	Reflects full-time equivalent number of employees, comprising full-time and part-time employees and adjustments for overtime hours.

106	BMO Financial Group 197th Annual Report 2014

Table 2: Summary Income Statement and Growth Statistics ($ millions, except as noted)

For the year ended October 31	2014	2013	2012	2011	2010	5-year CAGR	10-year CAGR
Income Statement – Reported Results
Net interest income	8,461	8,677	8,937	7,474	6,235	8.7	5.8
Non-interest revenue	8,257	7,386	6,992	6,469	6,004	8.5	6.1
Total revenue	16,718	16,063	15,929	13,943	12,239	8.6	6.0
Provision for credit losses	561	587	764	1,212	1,049	nm	nm
Non-interest expense	10,921	10,226	10,135	8,741	7,619	8.1	5.9
Income before provision for income taxes	5,236	5,250	5,030	3,990	3,571	20.3	4.8
Provision for income taxes	903	1,055	874	876	687	nm	(0.7)
Non-controlling interest in subsidiaries (1)	na	na	na	na	74	nm	nm
Net income	4,333	4,195	4,156	3,114	2,810	19.4	6.6
Attributable to bank shareholders	4,277	4,130	4,082	3,041	2,810	19.1	6.4
Attributable to non-controlling interest in subsidiaries (1)	56	65	74	73	na	nm	nm
Net income	4,333	4,195	4,156	3,114	2,810	19.4	6.6

Income Statement – Adjusted Results
Net interest income	8,461	8,020	8,158	7,248	6,235	8.7	5.8
Non-interest revenue	8,257	7,352	6,708	6,494	6,004	6.5	6.1
Total revenue	16,718	15,372	14,866	13,742	12,239	7.6	6.0
Provision for credit losses	561	357	470	1,108	1,049	nm	nm
Non-interest expense	10,761	9,755	9,410	8,453	7,583	8.3	5.9
Income before provision for income taxes	5,396	5,260	4,986	4,181	3,607	13.8	4.8
Provision for income taxes	943	1,037	927	906	691	16.0	(1.7)
Non-controlling interest in subsidiaries (1)	na	na	na	na	74	nm	nm
Adjusted net income	4,453	4,223	4,059	3,275	2,916	13.4	7.0
Attributable to bank shareholders	4,397	4,158	3,985	3,202	2,916	13.1	6.9
Attributable to non-controlling interest in subsidiaries (1)	56	65	74	73	na	nm	nm
Adjusted net income	4,453	4,223	4,059	3,275	2,916	13.4	7.0

Earnings per Share (EPS) ($)
Basic	6.44	6.19	6.13	4.90	4.78	15.8	3.6
Diluted	6.41	6.17	6.10	4.84	4.75	15.8	3.8
Adjusted diluted	6.59	6.21	5.95	5.10	4.81	10.4	4.4

Year-over-Year Growth-Based Statistical Information (%)
Net income growth	3.3	0.9	33.5	8.0	54.8	na	na
Adjusted net income growth	5.4	4.1	23.9	12.3	22.9	na	na
Diluted EPS growth	3.9	1.1	26.0	1.9	54.2	na	na
Adjusted diluted EPS growth	6.1	4.4	16.7	6.0	19.7	na	na

2010 and prior based on CGAAP. Five-year and ten-year CAGR based on CGAAP in 2009 and 2004, respectively, and on IFRS in 2014. 2011 growth rates based on CGAAP in 2010 and IFRS in 2011.

2011 has not been restated to reflect the new IFRS standards adopted in 2014.

(1) Prior to 2011, under CGAAP, non-controlling interest in subsidiaries was deducted in the determination of net income.

nm – not meaningful

na – not applicable

BMO Financial Group 197th Annual Report 2014	107

SUPPLEMENTAL INFORMATION

Table 3: Revenue and Revenue Growth ($ millions, except as noted)

For the year ended October 31	2014	2013	2012	2011	2010	5-year CAGR	10-year CAGR
Net Interest Income	8,461	8,677	8,937	7,474	6,235	8.7	5.8
Year-over-year growth (%)	(2.5)	(2.9)	19.6	19.9	11.9	na	na

Adjusted Net Interest Income	8,461	8,020	8,158	7,248	6,235	8.7	5.8
Year-over-year growth (%)	5.5	(1.7)	12.6	16.2	11.9	na	na

Net Interest Margin (1)
Average earning assets	528,786	485,191	461,018	404,195	332,468	9.1	8.9
Net interest margin (%)	1.60	1.79	1.94	1.85	1.88	na	na
Adjusted net interest margin (%)	1.60	1.65	1.77	1.79	1.88	na	na
Canadian dollar net interest margin (%)	1.74	1.82	1.89	1.99	2.12	na	na
U.S. dollar and other currencies net interest margin (%)	1.41	1.74	2.01	1.61	1.47	na	na

Non-Interest Revenue
Securities commissions and fees	934	846	825	1,215	1,077	(0.8)	(1.2)
Deposit and payment service charges	1,002	916	929	834	802	4.1	3.0
Trading revenues	949	849	1,025	549	504	5.6	16.8
Lending fees	680	603	544	593	572	4.1	7.9
Card fees	462	461	441	689	233	30.6	5.9
Investment management and custodial fees	1,246	971	967	496	355	29.4	15.0
Mutual fund revenues	1,073	832	665	633	550	18.1	11.0
Securitization revenues	–	–	–	–	678	nm	nm
Underwriting and advisory fees	744	659	600	512	445	13.4	8.0
Securities gains (losses), other than trading	162	285	152	189	150	nm	nm
Foreign exchange, other than trading	179	172	153	130	93	27.8	0.1
Insurance income	503	445	335	283	321	11.3	13.8
Other revenues	323	347	356	346	224	13.7	1.6

Total Non-Interest Revenue	8,257	7,386	6,992	6,469	6,004	8.5	6.1
Year-over-year growth (%)	11.8	5.6	8.1	7.7	9.3	na	na
Non-interest revenue as a % of total revenue	49.4	46.0	43.9	46.4	49.1	na	na

Adjusted Non-Interest Revenue	8,257	7,352	6,708	6,494	6,004	6.5	6.1
Year-over-year adjusted non-interest revenue growth (%)	12.3	9.6	3.3	8.1	(0.2)	na	na
Adjusted non-interest revenue as a % of total adjusted revenue	49.4	47.8	45.1	47.3	49.1	na	na

Total Revenue	16,718	16,063	15,929	13,943	12,239	8.6	6.0
Year-over-year total revenue growth (%)	4.1	0.8	14.2	13.9	10.6	na	na

Total Adjusted Revenue	16,718	15,372	14,866	13,742	12,239	7.6	6.0
Year-over-year total adjusted revenue growth (%)	8.7	3.4	8.2	12.3	5.7	na	na

2010 and prior based on CGAAP. Five-year and ten-year CAGR based on CGAAP in 2009 and 2004, respectively, and on IFRS in 2014. 2011 growth rates based on CGAAP in 2010 and IFRS in 2011.

2011 has not been restated to reflect the new IFRS standards adopted in 2014.

(1)	Net interest margin is calculated based on average earning assets.

na – not applicable

nm – not meaningful

108	BMO Financial Group 197th Annual Report 2014

Table 4: Non-Interest Expense and Expense-to-Revenue Ratio ($ millions, except as noted)

For the year ended October 31	2014	2013	2012	2011	2010	5-year CAGR	10-year CAGR
Non-Interest Expense
Employee compensation
Salaries	3,388	3,259	3,148	2,646	2,285	7.2	6.0
Performance-based compensation	1,946	1,686	1,657	1,560	1,455	7.8	5.3
Employee benefits	908	897	808	621	624	6.9	4.5
Total employee compensation	6,242	5,842	5,613	4,827	4,364	7.3	5.5
Premises and equipment
Rental of real estate	415	416	400	360	319	6.2	8.6
Premises, furniture and fixtures	261	377	368	310	269	(0.8)	(0.1)
Property taxes	39	37	36	30	28	5.9	(2.8)
Computers and equipment (1)	1,193	1,003	1,071	878	727	12.1	5.8
Total premises and equipment (1)	1,908	1,833	1,875	1,578	1,343	8.3	nm
Other expenses
Amortization of intangible assets (1)	382	346	331	231	203	13.6	nm
Communications	289	291	301	259	229	5.5	7.6
Business and capital taxes	39	39	46	51	52	(3.1)	(9.0)
Professional fees	622	527	593	624	401	11.4	9.0
Travel and business development	542	514	491	382	343	11.9	8.5
Other	897	834	885	789	684	9.2	7.6
Total other expenses	2,771	2,551	2,647	2,336	1,912	10.1	8.6
Total Non-Interest Expense	10,921	10,226	10,135	8,741	7,619	8.1	5.9
Year-over-year total non-interest expense growth (%)	6.8	0.9	15.9	14.7	3.2	na	na
Total Adjusted Non-Interest Expense	10,761	9,755	9,410	8,453	7,583	8.3	5.9
Year-over-year total adjusted non-interest expense growth (%)	10.3	3.7	11.3	11.5	5.0	na	na
Non-interest expense-to-revenue ratio (Efficiency ratio) (%)	65.3	63.7	63.6	62.7	62.2	na	na
Adjusted non-interest expense-to-revenue ratio (Efficiency ratio) (%)	64.4	63.5	63.3	61.5	62.0	na	na
Efficiency ratio, excluding PBCAE (2)	59.9	60.8	59.3	–	–	na	na
Adjusted efficiency ratio, excluding PBCAE (2)	59.1	60.4	58.7	–	–	na	na

Government Levies and Taxes (3)
Government levies other than income taxes
Payroll levies	252	249	250	203	175	8.0	4.4
Property taxes	39	37	36	30	28	5.9	(2.8)
Provincial capital taxes	27	30	37	44	45	(5.3)	(11.3)
Business taxes	9	7	9	7	7	0.3	1.4
Harmonized sales tax, GST and other sales taxes	273	262	249	235	146	18.7	6.2
Sundry taxes	2	1	2	1	1	nm	nm
Total government levies other than income taxes	602	586	583	520	402	10.6	2.6
Provision for income taxes	903	1,055	874	876	687	nm	(0.7)
Total Government Levies and Taxes	1,505	1,641	1,457	1,396	1,089	20.9	0.5
Total government levies and taxes as a % of income available to pay government levies and taxes	25.0	28.7	26.6	31.0	27.4	na	na
Effective income tax rate (%)	17.2	20.1	17.4	22.0	19.2	na	na
Adjusted effective income tax rate (%)	17.5	19.7	18.6	21.7	19.2	na	na

2010 and prior based on CGAAP. Five-year and ten-year CAGR based on CGAAP in 2009 and 2004, respectively, and on IFRS in 2014. 2011 growth rates based on CGAAP in 2010 and IFRS in 2011.

2011 has not been restated to reflect the new IFRS standards adopted in 2014.

(1)	In 2009, we adopted new accounting requirements for intangible assets and reclassified certain computer equipment from premises and equipment to intangible assets. Computer and equipment expense and the amortization of intangible assets were restated, but not for years prior to 2007. As such, ten-year growth rates for these expense categories are not meaningful. Together, computer and equipment expense and the amortization of intangible assets increased at a compound annual growth rate of 6.2% over ten years. Together, total premises and equipment expense and the amortization of intangible assets increased at a compound annual growth rate of 5.4% over ten years.
(2)	This ratio is calculated excluding insurance policyholder benefits, claims and acquisition expenses (PBCAE).
(3)	Government levies are included in various non-interest expense categories.

na – not applicable

nm – not meaningful

BMO Financial Group 197th Annual Report 2014	109

SUPPLEMENTAL INFORMATION

Table 5: Average Assets, Liabilities and Interest Rates ($ millions, except as noted)

			2014			2013			2012
For the year ended October 31	Average balances	Average interest rate (%)	Interest income/ expense	Average balances	Average interest rate (%)	Interest income/ expense	Average balances	Average interest rate (%)	Interest income/ expense
Assets
Canadian Dollar
Deposits with other banks	1,632	1.52	25	2,461	1.28	32	2,418	1.22	30
Securities	94,234	1.46	1,373	83,605	1.96	1,636	81,486	1.98	1,617
Securities borrowed or purchased under resale agreements	23,027	0.47	109	22,309	0.54	121	20,898	1.11	232
Loans
Residential mortgages	90,134	3.08	2,778	81,693	3.15	2,576	71,282	3.38	2,406
Non-residential mortgages	6,276	4.08	256	6,285	4.29	269	6,282	4.67	293
Personal and credit cards	55,719	5.13	2,860	54,845	4.97	2,728	53,217	5.06	2,691
Businesses and governments	40,250	4.34	1,748	37,380	4.68	1,749	34,038	5.19	1,766
Total loans	192,379	3.97	7,642	180,203	4.06	7,322	164,819	4.34	7,156
Total Canadian dollar	311,272	2.94	9,149	288,578	3.16	9,111	269,621	3.35	9,035
U.S. Dollar and Other Currencies
Deposits with other banks	38,815	0.63	245	35,093	0.61	213	38,666	0.54	209
Securities	53,921	1.11	601	48,488	1.32	640	47,839	1.63	779
Securities borrowed or purchased under resale agreements	32,629	0.12	38	32,578	0.17	57	27,907	0.32	89
Loans
Residential mortgages	7,753	3.37	261	8,897	4.31	383	9,722	4.67	454
Non-residential mortgages	4,859	2.48	121	5,558	3.01	167	6,423	6.61	425
Personal and credit cards	15,812	3.32	524	14,862	3.59	533	14,374	4.69	674
Businesses and governments	61,402	3.42	2,102	47,821	4.52	2,161	43,083	4.90	2,111
Total loans	89,826	3.35	3,008	77,138	4.21	3,244	73,602	4.98	3,664
Total U.S. dollar and other currencies	215,191	1.81	3,892	193,297	2.15	4,154	188,014	2.52	4,741
Other non-interest bearing assets	67,465			73,556			86,396
Total All Currencies
Total assets and interest income	593,928	2.20	13,041	555,431	2.39	13,265	544,031	2.53	13,776
Liabilities
Canadian Dollar
Deposits
Banks	5,416	0.39	21	5,921	0.34	20	4,233	0.34	14
Businesses and governments	98,090	1.38	1,353	88,603	1.53	1,352	77,605	1.60	1,242
Individuals	89,007	0.97	863	82,248	0.96	788	81,117	1.00	808
Total deposits	192,513	1.16	2,237	176,772	1.22	2,160	162,955	1.27	2,064
Securities sold but not yet purchased and securities lent or sold (1)	40,713	1.74	710	36,077	1.96	708	44,214	1.55	686
Subordinated debt and other interest bearing liabilities	24,712	3.11	769	28,004	3.25	911	34,368	3.23	1,109
Total Canadian dollar	257,938	1.44	3,716	240,853	1.57	3,779	241,537	1.60	3,859
U.S. Dollar and Other Currencies
Deposits
Banks	19,048	0.23	44	17,135	0.33	56	17,131	0.34	58
Businesses and governments	145,355	0.34	494	123,129	0.32	392	102,373	0.38	384
Individuals	41,675	0.22	90	40,694	0.29	119	40,511	0.41	167
Total deposits	206,078	0.30	628	180,958	0.31	567	160,015	0.38	609
Securities sold but not yet purchased and securities lent or sold (1)	33,650	0.21	72	33,486	0.30	99	33,335	0.51	170
Subordinated debt and other interest bearing liabilities	4,901	3.34	164	4,325	3.32	143	3,830	5.26	201
Total U.S. dollar and other currencies	244,629	0.35	864	218,769	0.37	809	197,180	0.50	980
Other non-interest bearing liabilities	59,139			66,523			77,858
Total All Currencies
Total liabilities and interest expense	561,706	0.82	4,580	526,145	0.87	4,588	516,575	0.94	4,839
Shareholders’ equity	32,222			29,286			27,456
Total Liabilities, Interest Expense and Shareholders’ Equity	593,928	0.77	4,580	555,431	0.83	4,588	544,031	0.89	4,839
Net interest margin
– based on earning assets		1.60			1.79			1.94
– based on total assets		1.42			1.56			1.64
Net interest income based on total assets			8,461			8,677			8,937
Adjusted net interest margin
– based on earning assets		1.60			1.65			1.77
– based on total assets		1.42			1.44			1.50
Adjusted net interest income based on total assets			8,461			8,020			8,158

Comparative periods have been reclassified to conform with the current year’s presentation and for changes in accounting policies. Refer to Note 1 of the consolidated financial statements.

(1)	For the years ended October 31, 2014, 2013 and 2012, the maximum amount of securities lent or sold under repurchase agreements at any month end amounted to $50,138 million, $53,898 million and $62,038 million, respectively.

110	BMO Financial Group 197th Annual Report 2014

Table 6: Volume/Rate Analysis of Changes in Net Interest Income ($ millions)

			2014/2013			2013/2012
	Increase (decrease) due to change in			Increase (decrease) due to change in
For the year ended October 31	Average balance	Average rate	Total	Average balance	Average rate	Total
Assets
Canadian Dollar
Deposits with other banks	(11)	4	(7)	1	1	2
Securities	208	(471)	(263)	42	(23)	19
Securities borrowed or purchased under resale agreements	4	(16)	(12)	16	(127)	(111)
Loans
Residential mortgages	266	(63)	203	352	(182)	170
Non-residential mortgages	–	(13)	(13)	–	(24)	(24)
Personal and credit cards	44	88	132	82	(45)	37
Businesses and governments	134	(136)	(2)	173	(190)	(17)
Total loans	444	(124)	320	607	(441)	166
Change in Canadian dollar interest income	645	(607)	38	666	(590)	76
U.S. Dollar and Other Currencies
Deposits with other banks	23	10	33	(19)	23	4
Securities	72	(111)	(39)	10	(149)	(139)
Securities borrowed or purchased under resale agreements	–	(19)	(19)	15	(47)	(32)
Loans
Residential mortgages	(49)	(73)	(122)	(39)	(32)	(71)
Non-residential mortgages	(21)	(26)	(47)	(57)	(200)	(257)
Personal and credit cards	34	(43)	(9)	23	(164)	(141)
Businesses and governments	614	(672)	(58)	232	(182)	50
Total loans	578	(814)	(236)	159	(578)	(419)
Change in U.S. dollar and other currencies interest income	673	(934)	(261)	165	(751)	(586)
Total All Currencies
Change in total interest income (a)	1,318	(1,541)	(223)	831	(1,341)	(510)

Liabilities
Canadian Dollar
Deposits
Banks	(2)	3	1	6	–	6
Businesses and governments	145	(143)	2	176	(66)	110
Individuals	65	10	75	11	(31)	(20)
Total deposits	208	(130)	78	193	(97)	96
Securities sold but not yet purchased and securities lent or sold	91	(89)	2	(126)	148	22
Subordinated debt and other interest bearing liabilities	(107)	(34)	(141)	(205)	7	(198)
Change in Canadian dollar interest expense	192	(253)	(61)	(138)	58	(80)
U.S. Dollar and Other Currencies
Deposits
Banks	6	(18)	(12)	–	(2)	(2)
Businesses and governments	71	31	102	78	(70)	8
Individuals	3	(32)	(29)	1	(48)	(47)
Total deposits	80	(19)	61	79	(120)	(41)
Securities sold but not yet purchased and securities lent or sold	1	(28)	(27)	1	(72)	(71)
Subordinated debt and other interest bearing liabilities	19	1	20	26	(84)	(58)
Change in U.S. dollar and other currencies interest expense	100	(46)	54	106	(276)	(170)
Total All Currencies
Change in total interest expense (b)	292	(299)	(7)	(32)	(218)	(250)
Change in total net interest income (a - b)	1,026	(1,242)	(216)	863	(1,123)	(260)

BMO Financial Group 197th Annual Report 2014	111

SUPPLEMENTAL INFORMATION

Table 7: Net Loans and Acceptances – Segmented Information ($ millions) (6) (8)

	Canada					United States					Other countries
As at October 31	2014	2013	2012	2011	2010	2014	2013	2012	2011	2010	2014	2013	2012	2011	2010
Consumer
Residential mortgages	92,972	88,677	76,729	68,190	40,730	7,955	7,636	7,416	7,945	4,982	–	–	–	–	–
Credit cards	7,476	7,413	7,381	7,564	3,056	496	457	433	474	252	–	–	–	–	–
Consumer instalment and other personal loans	48,955	49,195	47,955	45,584	41,112	15,113	14,374	13,419	13,802	10,000	1	–	–	–	–
Total consumer	149,403	145,285	132,065	121,338	84,898	23,564	22,467	21,268	22,221	15,234	1	–	–	–	–
Total businesses and governments	63,896	57,967	53,069	50,737	49,414	56,389	45,842	42,955	41,209	19,148	11,145	8,954	5,748	4,649	9,246
Total loans and acceptances, net of specific allowances	213,299	203,252	185,134	172,075	134,312	79,953	68,309	64,223	63,430	34,382	11,146	8,954	5,748	4,649	9,246
Collective allowance	(795)	(791)	(705)	(687)	(595)	(747)	(694)	(755)	(765)	(702)	–	–	–	–	–
Total net loans and acceptances	212,504	202,461	184,429	171,388	133,717	79,206	67,615	63,468	62,665	33,680	11,146	8,954	5,748	4,649	9,246

Table 8: Net Impaired Loans and Acceptances – Segmented Information ($ millions, except as noted)
	Canada					United States					Other countries
As at October 31	2014	2013	2012	2011	2010	2014	2013	2012	2011	2010	2014	2013	2012	2011	2010
Consumer
Residential mortgages	168	157	182	178	227	278	359	335	221	220	–	–	–	–	–
Consumer instalment and other personal loans	136	100	64	101	96	334	284	275	128	79	–	–	–	–	–
Total consumer	304	257	246	279	323	612	643	610	349	299	–	–	–	–	–
Businesses and governments	247	253	377	433	372	507	944	1,271	1,108	1,279	4	3	25	2	40
Total impaired loans and acceptances, net of specific allowances	551	510	623	712	695	1,119	1,587	1,881	1,457	1,578	4	3	25	2	40
Collective allowance	(795)	(791)	(705)	(687)	(595)	(747)	(694)	(755)	(765)	(702)	–	–	–	–	–
Total net impaired loans and acceptances (NIL)	(244)	(281)	(82)	25	100	372	893	1,126	692	876	4	3	25	2	40
Condition Ratios (6)
NIL as a % of net loans and acceptances (1) (2)	(0.12)	(0.14)	(0.04)	0.01	0.07	0.48	1.34	1.81	1.15	2.62	0.04	0.03	0.43	0.04	0.43
NIL as a % of net loans and acceptances (1) (2) (9)
Consumer	0.20	0.18	0.19	0.23	0.38	2.60	2.87	2.87	1.57	1.96	–	–	–	–	–
Businesses and governments	0.39	0.43	0.66	0.85	0.76	0.90	2.08	2.99	2.69	6.78	0.04	0.03	0.43	0.04	0.43

2010 in Tables 7 – 15 based on CGAAP.

2011 has not been restated to reflect the new IFRS standards adopted in 2014.

(1)	Aggregate balances are net of specific and collective allowances; the consumer and businesses and governments categories are stated net of specific allowances only.
(2)	Ratio is presented including purchased portfolios and prior periods have been restated.
(3)	Includes amounts returning to performing status, sales, repayments, the impact of foreign exchange, and offsets for consumer write-offs that are not recognized as formations.
(4)	Results for 2010 have not been restated under IFRS and are presented in accordance with Canadian GAAP as defined at the time. For 2011, the allowance for credit losses at the beginning of year has been restated to comply with the requirements of IFRS.
(5)	Effective in 2011, total equity includes non-controlling interest in subsidiaries. In addition, geographic allocations are not available, as equity is not allocated on a country of risk basis.
(6)	Certain balances and ratios (coverage, condition and performance) for fiscal 2012 were restated in the first quarter of 2013 to conform to the current period’s presentation.
(7)	Amounts for 2014 exclude specific allowances of $50 million related to Other Credit Instruments (2013 – $41 million, 2012 – $29 million, 2011 – $45 million, 2010 – $9 million) included in Other Liabilities.
(8)	Fiscal 2013, 2012, 2011 and 2010 balances were reclassified in the first quarter of 2014 to conform to the current period’s presentation.
(9)	Certain condition and performance ratios for 2013 and 2012 were restated in the first quarter of 2014 to conform to the current period’s presentation.

un	– unavailable

112	BMO Financial Group 197th Annual Report 2014

Total
2014	2013	2012	2011	2010

100,927	96,313	84,145	76,135	45,712
7,972	7,870	7,814	8,038	3,308
64,069	63,569	61,374	59,386	51,112
172,968	167,752	153,333	143,559	100,132
131,430	112,763	101,772	96,595	77,808
304,398	280,515	255,105	240,154	177,940
(1,542)	(1,485)	(1,460)	(1,452)	(1,297)
302,856	279,030	253,645	238,702	176,643

Total
2014	2013	2012	2011	2010

446	516	517	399	447
470	384	339	229	175
916	900	856	628	622
758	1,200	1,673	1,543	1,691
1,674	2,100	2,529	2,171	2,313
(1,542)	(1,485)	(1,460)	(1,452)	(1,297)
132	615	1,069	719	1,016

0.04	0.22	0.42	0.30	0.57

0.53	0.54	0.56	0.44	0.62
0.58	1.07	1.67	1.63	2.18

Table 9: Net Loans and Acceptances –

               Segmented Information ($ millions) (6) (8)

As at October 31	2014	2013	2012	2011	2010
Net Loans and Acceptances by Province
Atlantic provinces	11,331	11,244	11,801	10,638	8,438
Quebec	36,758	33,746	35,650	28,489	22,090
Ontario	82,068	80,726	69,014	68,556	53,821
Prairie provinces	42,316	38,825	34,431	32,162	25,045
British Columbia and territories	40,031	37,920	33,533	31,543	24,323
Total net loans and acceptances in Canada	212,504	202,461	184,429	171,388	133,717
Net Businesses and Governments Loans by Industry
Commercial real estate	17,636	17,606	18,720	20,468	12,633
Construction (non-real estate)	3,101	2,934	2,539	2,460	1,905
Retail trade	12,580	10,229	9,084	7,829	6,042
Wholesale trade	8,281	7,345	6,821	5,854	3,356
Agriculture	9,155	8,380	7,312	6,653	5,550
Communications	831	729	513	564	935
Manufacturing	13,612	11,250	9,870	9,368	6,517
Mining	1,085	959	662	683	267
Oil and gas	5,943	3,908	3,466	3,477	3,688
Transportation	2,532	2,152	2,109	2,009	1,341
Utilities	1,670	1,309	1,170	842	1,104
Forest products	587	631	592	529	419
Service industries	22,114	18,321	14,992	13,872	9,906
Financial institutions	24,096	19,019	15,113	14,709	17,267
Government	2,076	1,719	1,295	810	614
Other	6,131	6,272	7,514	6,468	6,264

	131,430	112,763	101,772	96,595	77,808

Table 10: Net Impaired Loans and Acceptances –

                 Segmented Information ($ in millions) (8)

As at October 31	2014	2013	2012	2011	2010
Net Impaired Businesses and Governments Loans
Commercial real estate	159	379	803	637	651
Construction (non-real estate)	84	32	51	45	79
Retail trade	38	74	68	98	92
Wholesale trade	35	64	58	32	45
Agriculture	103	118	131	135	86
Communications	59	–	5	7	1
Manufacturing	100	74	126	87	141
Mining	2	5	5	3	–
Oil and gas	1	30	1	2	9
Transportation	7	23	41	42	29
Utilities	–	–	6	2	6
Forest products	13	19	24	36	72
Service industries	145	246	263	169	205
Financial institutions	9	–	–	181	219
Government	2	61	68	1	2
Other	1	75	23	66	54
	758	1,200	1,673	1,543	1,691

BMO Financial Group 197th Annual Report 2014	113

SUPPLEMENTAL INFORMATION

Table 11:	Changes in Gross Impaired Loans –
Segmented Information ($ millions)

	Canada					United States					Other countries
As at October 31	2014	2013	2012	2011	2010	2014	2013	2012	2011	2010	2014	2013	2012	2011	2010
Gross impaired loans and acceptances (GIL), beginning of year
Consumer	348	338	371	412	417	702	646	388	309	194	–	–	–	–	–
Businesses and governments	406	548	586	540	533	1,081	1,401	1,326	1,551	1,967	7	43	14	82	186
Total GIL, beginning of year	754	886	957	952	950	1,783	2,047	1,714	1,860	2,161	7	43	14	82	186
Additions to impaired loans and acceptances
Consumer	643	584	533	573	567	529	637	764	333	374	–	–	–	–	–
Businesses and governments	285	294	352	424	410	685	931	1,416	661	978	–	3	36	1	1
Total additions	928	878	885	997	977	1,214	1,568	2,180	994	1,352	–	3	36	1	1
Reductions to impaired loans and acceptances (3)
Consumer	(431)	(416)	(386)	(413)	(352)	(321)	(243)	(45)	7	44	–	–	–	–	–
Businesses and governments	(224)	(274)	(314)	(242)	(287)	(859)	(973)	(880)	(597)	(1,052)	(2)	(36)	(6)	(40)	(103)
Total reductions due to net repayments and other	(655)	(690)	(700)	(655)	(639)	(1,180)	(1,216)	(925)	(590)	(1,008)	(2)	(36)	(6)	(40)	(103)
Write-offs
Consumer	(162)	(158)	(180)	(201)	(220)	(232)	(338)	(461)	(261)	(303)	–	–	–	–	–
Businesses and governments	(123)	(162)	(76)	(136)	(116)	(284)	(278)	(461)	(289)	(342)	–	(3)	(1)	(29)	(2)
Total write-offs	(285)	(320)	(256)	(337)	(336)	(516)	(616)	(922)	(550)	(645)	–	(3)	(1)	(29)	(2)
Gross impaired loans and acceptances, end of year
Consumer	398	348	338	371	412	678	702	646	388	309	–	–	–	–	–
Businesses and governments	344	406	548	586	540	623	1,081	1,401	1,326	1,551	5	7	43	14	82
Total GIL, end of year	742	754	886	957	952	1,301	1,783	2,047	1,714	1,860	5	7	43	14	82
Condition Ratios
GIL as a % of Gross Loans (6)
Consumer	0.27	0.24	0.26	0.31	0.48	2.87	3.12	3.03	1.74	2.03	–	–	–	–	–
Businesses and governments	0.54	0.68	1.00	1.15	1.11	1.10	2.34	3.28	3.20	7.99	0.04	0.10	0.91	0.30	0.88
Total Loans and Acceptances	0.35	0.37	0.47	0.56	0.71	1.62	2.60	3.20	2.69	5.37	0.04	0.10	0.91	0.30	0.88
GIL as a % of equity and allowance for credit losses (2) (5) (9)	un	un	un	un	un	un	un	un	un	un	un	un	un	un	un

114	BMO Financial Group 197th Annual Report 2014

Total
2014	2013	2012	2011	2010

1,050	984	759	721	611
1,494	1,992	1,926	2,173	2,686
2,544	2,976	2,685	2,894	3,297

1,172	1,221	1,297	906	941
970	1,228	1,804	1,086	1,389
2,142	2,449	3,101	1,992	2,330

(752)	(659)	(431)	(406)	(308)
(1,085)	(1,283)	(1,200)	(879)	(1,442)
(1,837)	(1,942)	(1,631)	(1,285)	(1,750)

(394)	(496)	(641)	(462)	(523)
(407)	(443)	(538)	(454)	(460)
(801)	(939)	(1,179)	(916)	(983)

1,076	1,050	984	759	721
972	1,494	1,992	1,926	2,173
2,048	2,544	2,976	2,685	2,894

0.62	0.63	0.64	0.53	0.71
0.74	1.32	1.95	1.99	2.80
0.67	0.91	1.17	1.12	1.62

5.49	7.68	9.46	8.98	12.18

BMO Financial Group 197th Annual Report 2014	115

SUPPLEMENTAL INFORMATION

Table 12:	Changes in Allowance for Credit Losses –
Segmented Information ($ millions, except as noted) (8)

	Canada					United States					Other countries
As at October 31	2014	2013	2012	2011	2010	2014	2013	2012	2011	2010	2014	2013	2012	2011	2010
Allowance for credit losses (ACL), beginning of year
Consumer	602	518	464	454	327	278	291	270	145	41	–	–	–	–	–
Businesses and governments	433	450	468	473	503	653	659	797	859	970	4	18	12	42	61
Total ACL, beginning of year	1,035	968	932	927	830	931	950	1,067	1,004	1,011	4	18	12	42	61
Provision for credit losses
Consumer	436	521	543	527	359	202	262	401	350	324	–	–	–	–	–
Businesses and governments	97	133	90	152	126	(172)	(327)	(267)	184	249	(2)	(2)	(3)	(1)	(9)
Total provision for credit losses	533	654	633	679	485	30	(65)	134	534	573	(2)	(2)	(3)	(1)	(9)
Recoveries
Consumer	99	81	91	80	76	102	95	125	61	61	–	–	–	–	–
Businesses and governments	15	(1)	4	1	(3)	408	597	626	99	49	–	–	–	–	–
Total recoveries	114	80	95	81	73	510	692	751	160	110	–	–	–	–	–
Write-offs
Consumer	(500)	(507)	(563)	(587)	(430)	(242)	(347)	(492)	(289)	(322)	–	–	–	–	–
Businesses and governments	(122)	(160)	(76)	(136)	(114)	(285)	(280)	(461)	(289)	(348)	–	(3)	(1)	(29)	(2)
Total write-offs	(622)	(667)	(639)	(723)	(544)	(527)	(627)	(953)	(578)	(670)	–	(3)	(1)	(29)	(2)
Other, including foreign exchange rate changes
Consumer	(22)	(11)	(17)	(10)	(14)	(7)	(23)	(13)	3	39	–	–	–	–	–
Businesses and governments	(52)	11	(36)	(22)	22	42	4	(36)	(56)	(70)	(1)	(9)	10	–	(8)
Total Other, including foreign exchange rate changes	(74)	–	(53)	(32)	8	35	(19)	(49)	(53)	(31)	(1)	(9)	10	–	(8)
ACL, end of year (4)
Consumer	615	602	518	464	318	333	278	291	270	143	–	–	–	–	–
Businesses and governments	371	433	450	468	534	646	653	659	797	850	1	4	18	12	42
Total ACL, end of year	986	1,035	968	932	852	979	931	950	1,067	993	1	4	18	12	42
Allocation of Write-offs by Market
Consumer	(500)	(507)	(563)	(587)	(430)	(242)	(347)	(492)	(289)	(322)	–	–	–	–	–
Businesses and governments	(122)	(160)	(76)	(136)	(114)	(285)	(280)	(461)	(289)	(348)	–	(3)	(1)	(29)	(2)
Allocation of Recoveries by Market
Consumer	99	81	91	80	76	102	95	125	61	61	–	–	–	–	–
Businesses and governments	15	(1)	4	1	(3)	408	597	626	99	49	–	–	–	–	–
Net write-offs as a % of average loans and acceptances (2) (6)	un	un	un	un	un	un	un	un	un	un	un	un	un	un	un

Table 13: Allocation of Allowance for Credit Losses – Segmented Information ($ millions, except as noted)
	Canada					United States					Other countries
As at October 31	2014	2013	2012	2011	2010	2014	2013	2012	2011	2010	2014	2013	2012	2011	2010
Consumer
Residential mortgages	20	27	36	38	42	66	52	30	34	10	–	–	–	–	–
Consumer instalment and other personal loans	74	64	55	54	47	–	7	7	5	–	–	–	–	–	–
Total consumer	94	91	91	92	89	66	59	37	39	10	–	–	–	–	–
Businesses and governments	97	153	172	153	168	116	137	129	218	272	1	4	18	12	42
Off-balance sheet	–	–	–	–	–	50	41	29	45	9	–	–	–	–	–
Total specific allowances	191	244	263	245	257	232	237	195	302	291	1	4	18	12	42
Collective allowance	795	791	705	687	595	747	694	755	765	702	–	–	–	–	–
Allowance for credit losses	986	1,035	968	932	852	979	931	950	1,067	993	1	4	18	12	42
Coverage Ratios
Allowance for credit losses as a % of gross impaired loans and acceptances (GIL) (2)
Total	132.9	137.3	109.3	97.4	89.5	71.4	49.9	45.0	59.6	52.9	20.0	57.1	41.9	85.7	51.2
Consumer	23.6	26.2	27.0	24.8	21.6	9.9	8.4	5.7	10.1	3.2	–	–	–	–	–
Businesses and governments	28.2	37.7	31.3	26.1	31.1	18.5	12.7	9.2	16.4	17.5	20.0	57.1	41.9	85.7	51.2

116	BMO Financial Group 197th Annual Report 2014

Total
2014	2013	2012	2011	2010

880	809	734	599	368
1,090	1,127	1,277	1,374	1,534
1,970	1,936	2,011	1,973	1,902

638	783	944	877	683
(77)	(196)	(180)	335	366
561	587	764	1,212	1,049

201	176	216	141	137
423	596	630	100	46
624	772	846	241	183

(742)	(854)	(1,055)	(876)	(752)
(407)	(443)	(538)	(454)	(464)
(1,149)	(1,297)	(1,593)	(1,330)	(1,216)

(7)	(34)	(30)	(7)	25
(33)	6	(62)	(78)	(56)
(40)	(28)	(92)	(85)	(31)

948	880	809	734	461
1,018	1,090	1,127	1,277	1,426
1,966	1,970	1,936	2,011	1,887

(741)	(854)	(1,055)	(876)	(752)
(408)	(443)	(538)	(454)	(464)

201	176	216	141	137
423	596	630	100	46
0.18	0.20	0.30	0.51	0.60

		Total
2014	2013	2012	2011	2010

86	79	66	72	52
74	71	62	59	47
160	150	128	131	99
214	294	319	383	482
50	41	29	45	9
424	485	476	559	590
1,542	1,485	1,460	1,452	1,297
1,966	1,970	1,936	2,011	1,887

93.6	75.8	64.1	73.2	64.9
14.9	14.3	13.1	17.3	13.7
22.0	19.7	16.0	19.9	22.2

BMO Financial Group 197th Annual Report 2014	117

SUPPLEMENTAL INFORMATION

Table 14:	Specific Allowances for Credit Losses –
Segmented Information ($ millions) (8)

As at October 31	2014	2013	2012	2011	2010
Businesses and Governments Specific
Allowances by Industry
Commercial real estate	13	46	79	136	98
Construction (non-real estate)	16	26	22	19	42
Retail trade	8	13	17	15	14
Wholesale trade	10	25	6	8	24
Agriculture	8	9	11	8	18
Communications	–	–	1	–	1
Manufacturing	33	36	67	37	87
Mining	10	3	–	–	–
Oil and gas	–	1	2	3	2
Transportation	2	4	2	9	11
Utilities	–	–	1	–	–
Forest products	9	11	15	14	15
Service industries	100	59	75	51	61
Financial institutions	2	29	8	63	101
Government	–	1	1	2	2
Other	3	31	12	18	6
Total specific allowances for credit losses on businesses and governments loans (7)	214	294	319	383	482

Table 15: Provision for Credit Losses – Segmented Information ($ millions) (8)
For the year ended October 31	2014	2013	2012	2011	2010
Consumer
Residential mortgages	77	129	132	109	107
Cards	268	305	355	376	194
Consumer instalment and other personal loans	251	313	387	291	329
Total consumer	596	747	874	776	630
Businesses and Governments
Commercial real estate	(141)	(185)	(108)	132	140
Construction (non-real estate)	7	36	(14)	21	49
Retail trade	1	(4)	–	7	22
Wholesale trade	29	10	(16)	(1)	9
Agriculture	15	8	4	7	8
Communications	–	(6)	(5)	(9)	8
Manufacturing	44	2	25	47	9
Mining	7	2	(1)	–	–
Oil and gas	–	–	–	1	(1)
Transportation	10	(9)	5	8	19
Utilities	–	–	–	–	–
Forest products	(1)	3	7	4	(4)
Service industries	80	(37)	23	76	95
Financial institutions	(34)	(15)	(29)	45	66
Government	(3)	(6)	–	–	–
Other	(49)	51	(4)	12	(1)
Total businesses and governments	(35)	(150)	(113)	350	419
Total specific provisions	561	597	761	1,126	1,049
Collective provision for credit losses	–	(10)	3	86	–
Total provision for credit losses	561	587	764	1,212	1,049
Performance Ratios (%)
PCL-to-average net loans and acceptances (2) (6)	0.19	0.22	0.31	0.56	0.61
PCL-to-segmented average net loans and acceptances (6)
Consumer	0.37	0.49	0.62	0.57	0.66
Businesses and governments	(0.06)	(0.18)	(0.15)	0.45	0.55
Specific PCL-to-average net loans and acceptances	0.19	0.23	0.31	0.52	0.61

118	BMO Financial Group 197th Annual Report 2014

Table 16: Risk-Weighted Assets ($ millions)

	Basel III
	Exposure at Default			Risk-weighted assets			Exposure at Default			Risk-weighted assets
As at October 31	Standardized Approach	Advanced Approach	2014 Total	Standardized Approach	Advanced Approach (2)	2014 Total	Standardized Approach	Advanced Approach	2013 Total	Standardized Approach	Advanced Approach (2)	2013 Total
Credit Risk
Wholesale
Corporate, including specialized lending	16,890	179,737	196,627	16,942	64,398	81,340	15,501	141,345	156,846	16,559	62,112	78,671
Corporate small and medium-sized enterprises	–	59,821	59,821	–	33,644	33,644	–	57,406	57,406	–	26,594	26,594
Sovereign	124	67,616	67,740	63	1,549	1,612	67	67,810	67,877	–	904	904
Bank	326	33,187	33,513	328	3,858	4,186	219	29,825	30,044	44	4,404	4,448
Retail
Residential mortgages, excluding home equity line of credit	3,298	90,303	93,601	1,736	5,882	7,618	4,163	84,434	88,597	2,225	6,486	8,711
Home equity line of credit	1,095	41,337	42,432	809	5,732	6,541	1,532	41,291	42,823	841	5,738	6,579
Qualifying revolving retail	–	28,895	28,895	–	4,000	4,000	–	33,314	33,314	–	4,580	4,580
Other retail, excluding small and medium-sized enterprises	2,199	17,824	20,023	1,519	8,307	9,826	3,206	23,962	27,168	2,097	10,313	12,410
Retail small and medium-sized enterprises	292	3,262	3,554	231	1,373	1,604	337	3,220	3,557	266	1,269	1,535
Equity	–	1,924	1,924	–	1,362	1,362	–	1,887	1,887	–	1,366	1,366
Trading book	122	133,942	134,064	122	7,237	7,359	58	72,239	72,297	50	6,087	6,137
Securitization	–	28,115	28,115	–	3,098	3,098	–	22,407	22,407	–	4,598	4,598
Other credit risk assets – non-counterparty managed assets	–	30,746	30,746	–	14,946	14,946	–	73,229	73,229	–	14,822	14,822
Scaling factor for credit risk assets under AIRB Approach (1)	–	–	–	–	8,251	8,251	–	–	–	–	7,934	7,934
Total Credit Risk	24,346	716,709	741,055	21,750	163,637	185,387	25,083	652,369	677,452	22,082	157,207	179,289
Market Risk	–	–	–	1,719	7,283	9,002	–	–	–	2,358	6,796	9,154
Operational Risk	–	–	–	3,791	23,912	27,703	–	–	–	26,651	–	26,651
Common Equity Tier 1 (CET1) Capital Risk-Weighted Assets	24,346	716,709	741,055	27,260	194,832	222,092	25,083	652,369	677,452	51,091	164,003	215,094
Additional Credit Valuation Adjustment (CVA), prescribed by OSFI, for Tier 1 Capital	–	–	–	–	336	336	–	–	–	–	–	–
Tier 1 Capital Risk-Weighted Assets				27,260	195,168	222,428				51,091	164,003	215,094
Additional CVA, prescribed by OSFI, for Total Capital	–	–	–	–	503	503	–	–	–	–	–	–
Total Capital Risk-Weighted Assets				27,260	195,671	222,931				51,091	164,003	215,094

(1)	The scaling factor is applied to the risk-weighted assets amounts for credit risk under the AIRB Approach.
(2)	The AIRB Approach RWA for BMO Harris Bank is adjusted to a transitional floor based on the Standardized Approach.

Table 17: Average Deposits ($ millions, except as noted)

	2014		2013		2012
	Average balance	Average rate paid (%)	Average balance	Average rate paid (%)	Average balance	Average rate paid (%)
Deposits Booked in Canada
Demand deposits – interest bearing	16,469	0.45	16,050	0.47	15,292	0.55
Demand deposits – non-interest bearing	26,702	–	24,400	–	23,402	–
Payable after notice	76,903	0.70	71,820	0.67	60,117	0.56
Payable on a fixed date	118,094	1.44	100,118	1.63	93,807	1.75
Total deposits booked in Canada	238,168	0.97	212,388	1.03	192,618	1.07
Deposits Booked in the United States and Other Countries
Banks located in the United States and other countries	8,195	0.28	9,308	0.35	9,212	0.50
Governments and institutions in the United States and other countries	12,095	0.36	9,283	0.42	8,381	0.35
Other demand deposits	12,744	0.02	9,305	0.03	7,546	0.02
Other deposits payable after notice or on a fixed date	127,389	0.38	117,446	0.39	105,213	0.51
Total deposits booked in the United States and other countries	160,423	0.35	145,342	0.36	130,352	0.47
Total average deposits	398,591	0.72	357,730	0.76	322,970	0.83

As at October 31, 2014, 2013 and 2012: deposits by foreign depositors in our Canadian bank offices amounted to $30,622 million, $19,248 million and $24,665 million, respectively; total deposits payable after notice included $33,109 million, $33,014 million and $30,240 million, respectively, of chequing accounts that would have been classified as demand deposits under U.S. reporting requirements; and total deposits payable on a fixed date included $17,738 million, $19,044 million and $14,271 million, respectively, of federal funds purchased, commercial paper issued and other deposit liabilities. These amounts would have been classified as short-term borrowings for U.S. reporting purposes.

BMO Financial Group 197th Annual Report 2014	119

GLOSSARY OF FINANCIAL TERMS

Glossary of Financial Terms

Adjusted Earnings and Measures present results adjusted to exclude the impact of certain items as set out in the Non-GAAP Measures section. Management considers both reported and adjusted results to be useful in assessing underlying ongoing business performance.

Allowance for Credit Losses represents an amount deemed adequate by management to absorb credit-related losses on loans and acceptances and other credit instruments. Allowances for credit losses can be specific or collective and are recorded on the balance sheet as a deduction from loans and acceptances or, as they relate to credit instruments, as other liabilities.

Pages 71, 87, 136

Assets under Administration and under Management refers to assets administered or managed by a financial institution that are beneficially owned by clients and therefore not reported on the balance sheet of the administering or managing financial institution.

Asset-Backed Commercial Paper (ABCP) is a short-term investment. The commercial paper is backed by physical assets such as trade receivables, and is generally used for short-term financing needs.

Assets-to-Capital Multiple reflects total assets, including specified off-balance sheet items net of other specified deductions, divided by Total capital.

Pages 66, 163

Average Earning Assets represents the daily or monthly average balance of deposits with other banks and loans and securities, over a one-year period.

Bankers’ Acceptances (BAs) are bills of exchange or negotiable instruments drawn by a borrower for payment at maturity and accepted by a bank. BAs constitute a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.

Basis Point is one one-hundredth of a percentage point.

Business Risk arises from the specific business activities of a company and the effects these could have on its earnings.

Collective Allowance is maintained to cover impairment in the existing credit portfolio that cannot yet be associated with specific credit assets. Our approach to establishing and maintaining the collective allowance is based on the requirements of IFRS, considering guidelines issued by our regulator, OSFI. The collective allowance is assessed on a quarterly basis and a number of factors are considered when determining its level, including the long-run expected loss amount and management’s credit judgment with respect to current macroeconomic and portfolio conditions.

Pages 40, 87, 136

Common Equity Tier 1 (CET1) capital is comprised of common shareholders’ equity less deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items.

Pages 64, 163

Common Equity Tier 1 Ratio reflects CET1, divided by CET1 capital risk-weighted assets.

Pages 64, 163

Common Shareholders’ Equity is the most permanent form of capital. For regulatory capital purposes, common shareholders’ equity is comprised of common shareholders’ equity, net of capital deductions.

Credit and Counterparty Risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation.

Derivatives are contracts with a value that is “derived” from movements in interest or foreign exchange rates, equity or commodity prices or other indices. Derivatives allow for the transfer, modification or reduction of current or expected risks from changes in rates and prices.

Dividend Payout Ratio represents common share dividends as a percentage of net income available to common shareholders. It is computed by dividing dividends per share by basic earnings per share.

Earnings Per Share (EPS) is calculated by dividing net income attributable to bank shareholders, after deduction of preferred share dividends, by the average daily number of fully paid common shares outstanding throughout the year. Diluted EPS, which is our basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS. Adjusted EPS is calculated in the same manner, using adjusted net income.

Pages 33, 173

Earnings Sensitivity is a measure of the impact of potential changes in interest rates on the projected 12-month after-tax net income of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements.

Economic Capital is our internal assessment of the risks underlying BMO’s business activities. It represents management’s estimate of the likely magnitude of economic losses that could occur if adverse situations arise, and allows returns to be measured on a basis that considers the risks taken. Economic Capital is calculated for various types of risk – credit, market (trading and non-trading), operational and business – where measures are based on a time horizon of one year. Economic Capital is a key element of our risk-based capital management and ICAAP framework.

Pages 67, 68, 83

Economic Value Sensitivity is a measure of the impact of potential changes in interest rates on the market value of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements.

Efficiency Ratio (or Expense-to-Revenue Ratio) is a key measure of efficiency. It is calculated as non-interest expense divided by total revenue, expressed as a percentage. The adjusted efficiency ratio is calculated in the same manner, utilizing adjusted total revenue and non-interest expense.

Environmental and Social Risk is the risk of loss or damage to BMO’s reputation resulting from environmental and social concerns related to BMO or its customers. Environmental and social risk is often associated with credit, operational and reputation risk.

Fair Value is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.

Forwards and Futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specific price and date in the future. Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margining.

Hedging is a risk management technique used to neutralize, manage or offset interest rate, foreign currency, equity, commodity or credit exposures arising from normal banking activities.

Impaired Loans are loans for which there is no longer reasonable assurance of the timely collection of principal or interest.

Innovative Tier 1 Capital is a form of Tier 1 capital issued by structured entities that can be included in calculating a bank’s Tier 1 Capital Ratio, Total Capital Ratio and Assets-to-Capital Multiple. Under Basel III, Innovative Tier 1 Capital is non-qualifying and is part of the grandfathered capital being phased out between 2013 and 2022.

Insurance Risk is the risk of loss due to actual experience being different from that assumed when an insurance product was designed and priced. It generally entails inherent unpredictability that can arise from assuming long-term policy liabilities or from the uncertainty of future events. Insurance risk exists in all our insurance businesses, including annuities and life, accident and sickness, and creditor insurance, as well as our reinsurance business.

Legal and Regulatory Risk is the risk of not complying with laws, contractual undertakings or other legal requirements, as well as regulatory requirements and regulators’ expectations. Failure to properly manage legal and regulatory risk may result in litigation claims, financial losses, regulatory sanctions, an inability to execute our business strategies and harm to our reputation.

Leverage Ratio is comprised of Tier 1 capital, divided by total assets including specified off-balance sheet items, net of other specified deductions.

Pages 65, 66

Liquidity and Funding Risk is the potential for loss if BMO is unable to meet financial commitments in a timely manner at reasonable prices as they fall due. Financial commitments include liabilities to depositors and suppliers, and lending, investment and pledging commitments.

Pages 95, 142

Market Risk is the potential for adverse changes in the value of BMO’s assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, as well as the risk of credit migration and default.

Pages 91, 142

Mark-to-Market represents the valuation of financial instruments at market rates as of the balance sheet date, where required by accounting rules.

Model Risk is the potential for adverse consequences from decisions based on incorrect or misused model outputs. The adverse consequences can be financial loss, poor business decision-making or damage to reputation.

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Net Interest Income is comprised of earnings on assets, such as loans and securities, including interest and dividend income and BMO’s share of income from investments accounted for using the equity method of accounting, less interest expense paid on liabilities, such as deposits.

Net Interest Margin is the ratio of net interest income to average earning assets, expressed as a percentage or in basis points. Net interest margin is sometimes computed using total assets.

Notional Amount refers to the principal used to calculate interest and other payments under derivative contracts. The principal amount does not change hands under the terms of a derivative contract, except in the case of cross-currency swaps.

Off-Balance Sheet Financial Instruments consist of a variety of financial arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, standby letters of credit, performance guarantees, credit enhancements, commitments to extend credit, securities lending, documentary and commercial letters of credit, and other indemnifications.

Office of the Superintendent of Financial Institutions Canada (OSFI) is the government agency responsible for regulating banks, insurance companies, trust companies, loan companies and pension plans in Canada.

Operating Leverage is the difference between revenue and expense growth rates. Adjusted operating leverage is the difference between adjusted revenue and adjusted expense growth rates.

Pages 27, 41

Operational Risk is the potential for loss resulting from inadequate or failed internal processes or systems, human interactions or external events, but excludes business risk.

Options are contractual agreements that convey to the buyer the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.

Provision for Credit Losses is a charge to income that represents an amount deemed adequate by management to fully provide for impairment in a portfolio of loans and acceptances and other credit instruments, given the composition of the portfolio, the probability of default, the economic environment and the allowance for credit losses already established.

Pages 40, 86, 136

Reputation Risk is the risk of a negative impact on BMO that results from the deterioration of BMO’s reputation. Potential negative impacts include revenue loss, decline in client loyalty, litigation, regulatory sanction or additional oversight, or decline in BMO’s share price.

Return on Equity or Return on Common Shareholders’ Equity (ROE) is calculated as net income, less non-controlling interest in subsidiaries and preferred dividends, as a percentage of average common shareholders’ equity. Common shareholders’ equity is comprised of common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings. Adjusted ROE is calculated using adjusted net income.

Risk-Weighted Assets (RWA) are defined as on- and off-balance sheet exposures that are risk-weighted based on counterparty, collateral, guarantee arrangements and possibly product and term for capital management and regulatory reporting purposes.

Securities Borrowed or Purchased under Resale Agreements are low-cost, low-risk instruments, often supported by the pledge of cash collateral, which arise from transactions that involve the borrowing or purchasing of securities.

Securities Lent or Sold under Repurchase Agreements are low-cost, low-risk liabilities, often supported by cash collateral, which arise from transactions that involve the lending or selling of securities.

Securitization is the practice of selling pools of contractual debts, such as residential mortgages, commercial mortgages, auto loans and credit card debt obligations, to third parties.

Specific Allowances reduce the carrying value of specific credit assets to the amount we expect to recover if there is evidence of deterioration in credit quality.

Pages 87, 136

Strategic Risk is the potential for loss due to fluctuations in the external business environment and/or failure to properly respond to these fluctuations as a result of inaction, ineffective strategies or poor implementation of strategies.

Stressed Value at Risk (SVaR) is measured for specific classes of risk in BMO’s trading and underwriting activities: interest rate, foreign exchange rate, credit spreads, equity and commodity prices and their implied volatilities, where model inputs are calibrated to historical data from a period of significant financial stress. This measure calculates the maximum loss likely to be experienced in the portfolios, measured at a 99% confidence level over a specified holding period.

Structured Entities (SEs) include entities for which voting or similar rights are not the dominant factor in determining control of the entity. We are required to consolidate an SE if we control the entity by having power over the entity, exposure or rights to variable returns from our involvement and the ability to exercise power to affect the amount of our returns.

Pages 70, 144

Swaps are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that we enter into are as follows:

•  Commodity swaps – counterparties generally exchange fixed-rate and floating-rate payments based on a notional value of a single commodity.

•  Credit default swaps – one counterparty pays the other a fee in exchange for that other counterparty agreeing to make a payment if a credit event occurs, such as bankruptcy or failure to pay.

•  Cross-currency interest rate swaps – fixed-rate and floating-rate interest payments and principal amounts are exchanged in different currencies.

•  Cross-currency swaps – fixed-rate interest payments and principal amounts are exchanged in different currencies.

•  Equity swaps – counterparties exchange the return on an equity security or a group of equity securities for the return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.

•  Interest rate swaps – counterparties generally exchange fixed-rate and floating-rate interest payments based on a notional value in a single currency.

Taxable Equivalent Basis (teb): Revenues of operating groups reflected in our MD&A are presented on a taxable equivalent basis (teb). To facilitate comparisons, the teb adjustment increases reported revenues and the provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to a level that would incur tax at the statutory rate.

Pages 36, 174

Tier 1 Capital is primarily comprised of CET1, preferred shares and other qualifying or grandfathered non-common equity capital, net of certain deductions.

Pages 64, 163

Tier 1 Capital Ratio reflects Tier 1 capital divided by Tier 1 capital risk-weighted assets.

Pages 64, 163

Total Capital includes Tier 1 and Tier 2 capital. Tier 2 capital is primarily comprised of subordinated debentures and a portion of the collective allowance for credit losses, net of certain deductions.

Pages 64, 163

Total Capital Ratio reflects Total capital divided by Total capital risk-weighted assets.

Pages 64, 163

Total Shareholder Return: The three-year and five-year average annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of a three-year and five-year period, respectively. The return includes the change in share price and assumes that dividends received were reinvested in additional common shares. The one-year TSR also assumes that dividends were reinvested in shares.

Trading-Related Revenues include net interest income and non-interest revenue earned from on- and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis. Trading-related revenues include income (expense) and gains (losses) from both on-balance sheet instruments and interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.

Value at Risk (VaR) is measured for specific classes of risk in BMO’s trading and underwriting activities: interest rate, foreign exchange rate, credit spreads, equity and commodity prices and their implied volatilities. This measure calculates the maximum loss likely to be experienced in the portfolios, measured at a 99% confidence level over a specified holding period.

Pages 91, 92

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